UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

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2Q25

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.
Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966 and No. 4,975. For management purposes, we kept the information of the previous periods as already disclosed, which do not present relevant differences in the historical analysis of the results. For some credit indicators, when mentioned, we carry out historical data for comparability purposes on a pro-forma basis. In our financial statements the Organization opted for the exemption provided by the Standard not to resubmit comparative information from previous periods resulting from the changes.

Managerial Analysis of Results

Our profitability continues to grow gradually and steadily. To preserve the consistency of this process, we maintained the combination of commercial traction and caution in loan origination. In addition, we benefited from more operational efficiency deriving from our transformation plan. We updated our forecasts and changed two lines of our annual guidance. We will move forward, step by step, in a sustainable way.

Recurring net income was R$6.1 billion in 2Q25, an increase of 3.5% q/q and 28.6% y/y. As a result, ROAE topped 14.6% in the quarter.

Revenue reached R$34.0 billion in the quarter, increasing by 15.1% y/y, driven by an expressive growth across all lines: net interest income, fee and commission income and income from insurance. As indicated in our guidance, revenue performance will be the main reason for our profitability increase in 2025.

The NII reached R$18.0 billion in the quarter, up by 4.7% q/q and 15.8% y/y. Breaking it down, it reveals a greater contribution coming from client NII, which totaled R$17.8 billion, up by 5.9% q/q and 16.4% y/y, driven by the increase in the loan portfolio and in the funding margin, boosting the average spread (from 8.6% in 1Q25 to 8.8% in 2Q25). Market NII was R$288 million in 2Q25, decreasing from the previous quarter as expected.

The expanded loan portfolio grew by 11.7% y/y and 1.3% q/q in 2Q25. The share of secured product lines increased from 57.0% in 1Q25 to 58.5% in 2Q25.

In terms of loans for Individual clients, our portfolio experienced significant growth in real estate and personal loans. The payroll-deductible production for retirees was reduced across the entire market during the quarter due to compliance with new regulatory criteria. In terms of MSME, we continue to prioritize loan origination with guarantees, such as discounting receivables and working capital loans, mainly within the programs of the federal government with guarantee of FGI and FGO funds.

In June 2025, the delinquency ratio (over 90 days NPL) was under control and stable at 4.1%, the same indicator as in March 2025. This stability behavior was also verified in the main components of the ratio, considering the same basis of comparison. In our Individual clients, the over 90 ratio remained stable at 5.1%. In Large Companies, it increased slightly from 0.3% to 0.4%, reflecting the contraction in the segment portfolio. In MSMEs, the indicator remained at 4.3%. The participation of stages 1 and 2 in the portfolio was relatively stable at 92.1%, increasing by 1.6 p.p. in one year. The cost of credit rose slightly to 3.2% in 2Q25, compared to 3.0% in 1Q25, mainly due to higher credit origination to the mass market. We highlight the decrease of R$1.5 billion in the restructured portfolio against the previous quarter and R$7.8 billion in the annual comparison.

Fee and commission income increased by 5.5% q/q and 10.6% y/y. In the annual comparison, the highlights were revenues from card income, consortia and capital markets.

The operational performance of insurance activities was, again, significant, with the operational result reaching of R$5.7 billion (+6.5% q/q and +21.7% y/y) and net income totaling R$2.3 billion (-6.1% q/q and +4.4% y/y), mainly driven the contribution of the industrial side. The ROAE of the insurance company was 21.4% in 2Q25.

Operating expenses increased by 5.9% q/q and 9.9% y/y, which was in line with our expectations. This rate of growth largely reflects the investments being made in the bank and its affiliates. If we disregard the impact of Cielo and Elopar, expenses would have grown by 5.8% y/y. Looking only at personnel and administrative expenses, there was a 4.9% y/y growth in 2Q25, below inflation for the period, underlining the strong cost-control measures currently in place within the Organization.

Tier 1 capital ratio at 13.0% and the common equity ratio was 11.1% this quarter. Even with the growth of the portfolio, our capital continues to be robust, within the regulatory and management limits. We allocated R$3.6 billion in interest on shareholders' equity in 2Q25.

We revised two lines of our guidance for 2025, due to the improved outlook for fees and income from insurance. Our guidance continues to consider caution in loan origination. We will move step by step, in a gradual and safe process, with credit risk control.

The execution of our transformation plan is in progress and within expectations. In 2Q25, we accelerated the footprint adjustment, and advanced in changing the way of serving clients. We opened new offices for the new Principal segment, we expanded the number of banking correspondents, and continues to implement innovations in the SME segment at an accelerated pace, highlighting the increasing number of users of the new Empresas e Negócios (Companies and Businesses) App. We have introduced more initiatives to improve how companies manage their cash flow. In terms of personnel, the cultural evolution program is being implemented. The plan will continue to be executed in an accelerated manner.

As an important part of our strategic agenda, we are committed to sustainable business financing and ongoing support for our clients in the transition to a greener, more resilient and inclusive economy. On June 2025, we achieved 95.5% of our expanded goal for the year of targeting R$350 billion to sectors and activities with socio-environmental benefits, reinforcing our role in financing sustainable businesses.

The following information details our performance in 2Q25, including income data, balance sheet and various indicators.

enjoy the reading!

highlights 2Q25

consolidated recurring net income

R$6.1 bi

△ 3.5% q/q △ 28.6% y/y

ROAE 2Q25

14.6%

△ 0.2 p.p. q/q △ 3.2 p.p. y/y

main data selected

total revenue

R$34.0 bi (1)

△ 5.2% q/q △ 15.1% y/y

total net interest income
△ 4.7% q/q △ 15.8% y/y

fee and commission income
△ 5.5% q/q △ 10.6% y/y

insurance, pension plans and capitalization bonds
△ 6.5% q/q △ 21.7% y/y

cost of credit

R$8.1 bi

△ 6.5% q/q △ 11.7% y/y

Loan Loss Provision / Expanded Loan Portfolio (% Annualized)



3.2
3.0
3.0
3.0
3.2
2Q24
3Q
4Q
1Q25
2Q

personnel + administrative expenses (2)

R$12.5 bi

△ 4.4% q/q △ 4.9% y/y

Disregarding the effect of the increase in stake Cielo and acquisition of John Deere Bank: (1) 13.1% y/y; and (2) 3.0% y/y.

expanded loan portfolio

R$1,018 bi

△ 1.3% q/q
△ 11.7% y/y

individuals
R$442.4 bi
△ 2.2% q/q
△ 15.9% y/y

companies
R$576.0 bi
△ 0.6% q/q
△ 8.6% y/y

MSME
△ 3.6% q/q
△ 25.2% y/y

Large Companies
▽ 1.2% q/q
▽ 0.2% y/y

loan indicators

over 90 days ratio

4.1%
stable q/q
▽ 0.2 p.p. y/y

basel – tier I

13.0%

stable q/q △ 0.4 p.p. y/y

insurance group

recurring net income	ROAE 2Q25	revenue	claims ratio 2Q25
R$2.3 bi	**21.4%**	**R$29.2 bi**	**71.7%**
▽ 6.1% q/q △ 4.4% y/y	▽ 1.0 p.p. q/q ▽ 0.7 p.p. y/y	▽ 2.7% q/q ▽ 3.3% y/y	△ 0.8 p.p. q/q ▽ 6.9 p.p. y/y

key highlights

- Solid increase in profitability reflects the combination of operational improvement and the benefits deriving from our transformation plan
- Revenues grow across all lines: NII, insurance and fees
- Net interest income net of provisions grows with an adequate mix of loans, efficiency gain in funding and an increase in the spread
- Operating expenses under control and acceleration of footprint adjustment
- Stability of delinquency and reduction of the restructured portfolio
- The Insurance performance reflects its operational improvement

recurring net income statement

R$ million	2Q25	1Q25	2Q24	1H25	1H24	Variation % 2Q25 vs. 1Q25	2Q25 vs. 2Q24	1H25 vs. 1H24
\\ Net Interest Income	**18,044**	**17,233**	**15,580**	**35,277**	**30,732**	**4.7**	**15.8**	**14.8**
Client NII	17,756	16,771	15,255	34,527	29,777	5.9	16.4	16.0
Market NII	288	462	325	750	955	(37.7)	(11.4)	(21.5)
\\ Expenses with Expanded Loan Loss Provisions	**(8,142)**	**(7,642)**	**(7,290)**	**(15,784)**	**(15,101)**	**6.5**	**11.7**	**4.5**
\\ NII Net of Provisions	**9,902**	**9,591**	**8,290**	**19,493**	**15,631**	**3.2**	**19.4**	**24.7**
Income from Insurance, Pension Plans and Capitalization Bonds	5,650	5,303	4,644	10,953	8,641	6.5	21.7	26.8
Fee and Commission Income	10,307	9,769	9,317	20,076	18,178	5.5	10.6	10.4
Operating Expenses	(15,898)	(15,006)	(14,466)	(30,904)	(27,826)	5.9	9.9	11.1
Personnel Expenses	(6,852)	(6,705)	(6,178)	(13,557)	(12,237)	2.2	10.9	10.8
Other Administrative Expenses	(5,639)	(5,265)	(5,729)	(10,904)	(11,212)	7.1	(1.6)	(2.7)
Other Income / (Operating Expenses)	(3,407)	(3,036)	(2,559)	(6,443)	(4,377)	12.2	33.1	47.2
Tax Expenses	(2,289)	(2,165)	(2,015)	(4,454)	(3,933)	5.7	13.6	13.2
Results derived from investments in controlled companies	132	50	109	182	165	-	21.1	10.3
\\ Operating Income	**7,804**	**7,542**	**5,879**	**15,346**	**10,856**	**3.5**	**32.7**	**41.4**
Non-Operating Income	9	65	34	74	48	(86.2)	(73.5)	54.2
Income Tax / Social Contribution	(1,638)	(1,622)	(1,100)	(3,260)	(1,775)	1.0	48.9	83.7
Non-controlling interests in subsidiaries	(108)	(121)	(97)	(229)	(202)	(10.7)	11.3	13.4
\\ Recurring Net Income	**6,067**	**5,864**	**4,716**	**11,931**	**8,927**	**3.5**	**28.6**	**33.7**
Non-Recurring Events	-	(62)	-	(62)	-	-	-	-
PTI Adherence / Tax Provisions (1)	495	(62)	-	433	-	-	-	-
Labor Contingency	(495)	-	-	(495)	-	-	-	-
Book Net Income	**6,067**	**5,802**	**4,716**	**11,869**	**8,927**	**4.6**	**28.6**	**33.0**

(1) It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General's Office of the Finance inistry (PGFN), the Brazil IRS (SRF) and the tax provisions.

recurring net income movement in the quarter | R$ million



5,864
Δ 811
985
(174)
Δ (500)
497
(3)
347
538
(892)
(101)
6,067
Net Income 1Q25
Client NII
Market NII
Net Interest Income
Mass-Market
Wholesale
Expanded LLP
Income from Insurance
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Others (1)
Net Income 2Q25

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Year-to-Date



%
10.8
11.3
11.7
14.4
14.6
11.4
12.4
12.7
14.4
14.6
2Q24
3Q
4Q
1Q25
2Q
Year-to-Date
Quartely

ER / Risk – Adjusted ER



%
83.0
81.8
78.3
76.9
76.1
51.3
52.2
52.2
51.8
51.2
52.3
52.0
53.2
49.7
49.9
2Q24
3Q
4Q
1Q25
2Q
Quarterly
12-month
12-month risk-adjusted

R$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 vs. 1Q25		2Q25 vs. 2Q24		1H25 vs. 1H24	
						R$	%	R$	%	R$	%
\\ Net Interest Income	18,044	17,233	15,580	35,277	30,732	811	4.7	2,464	15.8	4,545	14.8
\\ Client NII [1]	17,756	16,771	15,255	34,527	29,777	985	5.9	2,501	16.4	4,750	16.0
Average Balance	832,780	812,805	734,507	822,793	722,585	297	2.5	1,551	13.4	3,145	13.9
Gross NIM	8.8%	8.6%	8.6%	8.6%	8.4%	688		950		1,605	
\\ Market NII [2]	288	462	325	750	955	(174)	(37.7)	(37)	(11.4)	(205)	(21.5)

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



8.6%
8.4%
8.4%
8.6%
8.8%
4.4%
4.5%
4.4%
4.6%
4.7%
R$ billion
15.3
15.6
16.2
16.8
17.8
Total Client NII
Client NII – net of Loan Loss Provisions
8.0
8.5
8.7
9.1
9.6
+5% q/q
+21% y/y
2Q24
3Q
4Q
1Q25
2Q
Gross NIM Annualized
Net NIM Annualized

expanded loan portfolio mix (%)

	June25	Mar25	June24	June25 vs. June24
\\ Individuals	**43.4**	**43.1**	**41.9**	**1.5 p.p.**
Payroll-deductible Loans	9.8	9.8	10.4	(0.6) p.p.
Real Estate Financing	10.9	10.7	10.4	0.5 p.p.
Rural Loans	3.5	3.7	2.1	1.4 p.p.
Vehicle	3.7	3.7	3.7	-
Credit Card	7.5	7.4	7.6	(0.1) p.p.
Personal Loans	7.0	6.8	6.7	0.3 p.p.
Other	0.9	0.9	1.0	(0.1) p.p.
\\ Companies	**56.6**	**56.9**	**58.1**	**(1.5) p.p.**
Large Companies	33.9	34.8	38.0	(4.1) p.p.
MSME	22.6	22.1	20.1	2.5 p.p.

change in the client NII | R$ million



16,771
(7,642)
9,129
297
343
192
153
(500)
9,614
+5% q/q
485
8,142
17,756
+6% q/q
985
1Q25
Expenses with Expanded LLP 1Q25
Client NII Net of LLP 1Q25
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 2Q25
Expenses with Expanded LLP 2Q25
2Q25

Client gross interest income increased by 6% in the quarter, driven by the best mix and growth in loan volume, as well as higher funding margin due to the efficiency of funding and higher number of days in the period. This dynamic provided an increase in the average gross NIM at 0.2 p.p., reaching 8.8% in 2Q25.

In the credit NII, we highlight the increase in the operations of individuals in lines of consumer finance and, of companies, highlighting the lines with guarantees. Adding the cost of credit, the evolution of the client NII net of loan loss provisions was 5% in the quarter, 21% in relation to 2Q24 and 28% in the semester compared to 6M24, reflecting the quality of the assets.

market NII



R$ billion
0.3
0.4
0.8
0.5
0.3
2Q24
3Q
4Q
1Q25
2Q

Market NII was impacted by the lower result with ALM.

funding sources

total funds raised and managed

R$3.3 tri

△ 3.1% q/q △ 6.7% y/y

funds raised
△ 3.7% q/q △ 6.9% y/y

funds and managed portfolios
△ 2.2% q/q △ 6.4% y/y

R$ million	June25	Mar25	June24	Variation % Quarter	Variation % 12 months
Demand Deposits	32,199	33,921	43,801	(5.1)	(26.5)
Savings Deposits	127,353	126,124	131,430	1.0	(3.1)
Time Deposits + Debentures	506,487	489,793	465,371	3.4	8.8
Borrowings and Onlending	80,257	76,137	59,186	5.4	35.6
Funds from Issuance of Securities	295,879	278,981	265,891	6.1	11.3
Interbank Deposits	1,199	933	1,518	28.5	(21.0)
Subordinated Debts	60,254	58,926	51,251	2.3	17.6
\\ Subtotal	**1,103,628**	**1,064,815**	**1,018,448**	**3.6**	**8.4**
Obligations for Repurchase Agreements	316,022	297,329	320,800	6.3	(1.5)
Working Capital (Own / Managed)	130,447	127,700	126,145	2.2	3.4
Foreign Exchange Portfolio [1]	653	920	232	(29.0)	-
Payment of Taxes and Other Contributions	6,807	6,665	6,097	2.1	11.7
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	425,081	414,273	382,390	2.6	11.2
\\ Funds raised	**1,982,637**	**1,911,703**	**1,854,111**	**3.7**	**6.9**
\\ Investment Funds and Managed Portfolios	**1,308,473**	**1,279,861**	**1,230,225**	**2.2**	**6.4**
\\ Total Assets under Management	**3,291,110**	**3,191,564**	**3,084,336**	**3.1**	**6.7**

(1) With the adoption of Resolution No. 4,966/21, foreign exchange operations began to be registered as derivatives. For purposes of comparability, the balances of previous periods were re-presented, maintaining the uniformity of the information.

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	June25	Mar25	June24	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	39,006	40,586	49,898	(3.9)	(21.8)
Savings Deposits	127,353	126,124	131,430	1.0	(3.1)
Interbank Deposits	1,199	933	1,518	28.5	(21.0)
Time Deposits + Debentures	506,487	489,793	465,371	3.4	8.8
Funds from Financial Bills	285,024	268,665	257,200	6.1	10.8
\\ Customer Funds [1]	**959,070**	**926,101**	**905,416**	**3.6**	**5.9**
(-) Reserve Requirements	(121,476)	(117,031)	(129,625)	3.8	(6.3)
(-) Available Funds (Brazil)	(13,046)	(14,649)	(14,122)	(10.9)	(7.6)
\\ Customer Funds Net of Reserve Requirements	**824,548**	**794,422**	**761,668**	**3.8**	**8.3**
Borrowings and Onlending	80,257	76,137	59,186	5.4	35.6
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	122,353	124,860	90,378	(2.0)	35.4
\\ Total Funding (A)	**1,027,157**	**995,418**	**911,233**	**3.2**	**12.7**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**899,797**	**888,071**	**800,559**	**1.3**	**12.4**
\\ B / A	**87.6%**	**89.2%**	**87.9%**	**(1.6) p.p.**	**(0.3) p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

expanded loan portfolio

expanded loan portfolio

R$1,018 bi

△ 1.3% q/q △ 11.7% y/y

individuals **R$442.4 bi** △ 2.2% q/q △ 15.9% y/y

companies **R$576.0 bi** △ 0.6% q/q △ 8.6% y/y

micro, small and medium-sized enterprises
△ 3.6% q/q △ 25.2% y/y

large companies
▽ 1.2% q/q ▽ 0.2% y/y

highlights

real estate financing - Individuals + Companies
△ 3.9% q/q △ 17.6% y/y

working capital - Companies
▽ 0.5% q/q △ 13.7% y/y

personal loans - Individuals
△ 5.1% q/q △ 17.5% y/y

rural loans - Individuals + Companies
△ 5.7% q/q △ 46.3% y/y

credit card - Individuals
△ 1.9% q/q △ 9.8% y/y

foreign trade finance - Companies
▽ 1.6% q/q △ 6.9% y/y

portfolio segregated by modality

R$ million	June25	Mar25	June24	Variation % Quarter	Variation % 12 months
Individuals	430,863	422,866	374,809	1.9	15.0
Companies	321,908	319,542	283,273	0.7	13.6
\\ Loan Portfolio - Total	**752,771**	**742,407**	**658,082**	**1.4**	**14.4**
Securities [(1)]	90,666	92,283	93,617	(1.8)	(3.2)
Other Products with a Credit Feature	56,359	53,381	48,859	5.6	15.4
Sureties and Guarantees [(2)]	118,630	117,052	111,533	1.3	6.4
\\ Expanded Loan Portfolio - Total	**1,018,426**	**1,005,122**	**912,092**	**1.3**	**11.7**
\\ Individuals	**442,446**	**432,851**	**381,775**	**2.2**	**15.9**
\\ Companies	**575,981**	**572,272**	**530,317**	**0.6**	**8.6**
Large Corporates	345,519	349,817	346,252	(1.2)	(0.2)
Micro, Small and Medium-Sized Enterprises	230,461	222,454	184,065	3.6	25.2
			Without exchange variation	**1.9**	**11.9**

(1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and **(2)** Off-balance operations.

Expanded Loan Portfolio Mix - %


41.9
20.1
38.0
June24
42.0
20.5
37.5
Sept
42.2
21.9
35.9
Dec
43.1
22.1
34.8
Mar25
43.5
22.6
33.9
June
Large Corporates
MSMEs
Individuals

expanded loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	June25	Mar25	June24	Variation % Quarter	Variation % 12 months
\\ Individuals	**442,446**	**432,851**	**381,775**	**2.2**	**15.9**
Consumer Financing	**285,485**	**278,946**	**259,096**	**2.3**	**10.2**
Payroll-deductible Loans	99,390	98,946	94,465	0.4	5.2
Credit Card	76,303	74,848	69,507	1.9	9.8
Personal Loans	71,797	68,294	61,083	5.1	17.5
CDC/Vehicle Leasing	37,993	36,858	34,041	3.1	11.6
Real Estate Financing	**111,303**	**107,349**	**94,639**	**3.7**	**17.6**
Other Products	**45,658**	**46,556**	**28,040**	**(1.9)**	**62.8**
Rural Loans	36,123	37,143	19,098	(2.7)	89.1
Other	9,535	9,413	8,941	1.3	6.6
\\ Companies	**575,981**	**572,272**	**530,317**	**0.6**	**8.6**
Working Capital	148,577	149,375	130,672	(0.5)	13.7
Foreign Trade Finance	53,114	53,952	49,708	(1.6)	6.9
Rural Loans	43,298	37,994	35,170	14.0	23.1
Real Estate Financing	31,404	30,056	26,715	4.5	17.6
CDC/Leasing	30,045	29,355	27,916	2.4	7.6
BNDES/Finame Onlendings	20,636	20,323	16,221	1.5	27.2
Sureties and Guarantees	117,705	116,119	110,890	1.4	6.1
Securities	90,666	92,982	93,617	(2.5)	(3.2)
Other	40,535	42,115	39,408	(3.8)	2.9
\\ Expanded Loan Portfolio	**1,018,426**	**1,005,122**	**912,092**	**1.3**	**11.7**
Real	914,359	897,862	822,898	1.8	11.1
Foreign Currency	104,067	107,261	89,194	(3.0)	16.7

mix of the loan portfolio with and without guarantees - %

The chart below represents the proportion of the loan portfolio segregated in secured and unsecured operations. We highlight that in 2Q25, the portfolio with guarantees continued to evolve, reflecting on the performance of the client NII.



%
54.1
53.5
54.0
57.0
58.5
45.9
46.5
46.0
43.0
41.5
June24
Sept
Dec
Mar25
June
Secured
Unsecured

loan portfolio

real estate financing

portfolio

+4% q/q
+18% y/y


R$ billion
121.4
126.0
133.4
137.4
142.7
26.7
28.2
30.7
30.1
31.4
94.6
97.8
102.7
107.3
111.3
June24
Sept
Dec
Mar25
June
Individuals
Companies

origination

-2% q/q
-11% y/y


R$ milhões
9,266
9,693
12,259
8,403
8,274
3,185
3,047
5,326
815
1,578
6,081
6,646
6,933
7,588
6,696
2Q24
3Q
4Q
1Q25
2Q
Borrower
Builder

profile of the individuals portfolio – origination 2Q25

Average term: **365 Months**

R$739 Thousand	R$417 Thousand	56.4%	51.9%
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

units financed

-3% q/q
-13% y/y


22,898
23,247
26,505
20,470
19,944
9,958
8,912
11,395
2,368
3,936
12,940
14,335
15,110
18,102
16,008
2Q24
3Q
4Q
1Q25
2Q
Borrower
Builder

payroll-deductible loans

portfolio


%
60.7
59.8
59.2
59.2
58.1
R$ billion
94.5
96.4
97.2
98.9
99.4
91.7%
64.6
67.2
65.9
68.2
69.7
92.8%
27.1
25.1
26.5
24.6
23.1
8.3
7.7
7.6
7.2
7.2
June24
Sept
Dec
Mar25
June
Payroll-Deductible Loans
% Digital Channels
% Branches
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

distribution of the portfolio by sector - %


51.1
51.5
51.6
51.7
53.2
4.9
4.9
4.9
4.7
4.2
44.0
43.6
43.5
43.6
42.6
June24
Sept
Dec
Mar25
June
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share [1]

14.1%	15.0%	9.0%	14.0%
Total	Social Security	Private	Public

The volume of payroll-deductible loans increased by 0.4% in the quarter, with a highlight to the growth of the 3.3% public sector payroll-deductible loan portfolio (2Q25 vs. 1Q25).

vehicle financing

portfolio

R$ billion


+2% q/q
+9% y/y
62.8
65.0
66.5
67.0
68.4
28.5
29.3
29.6
29.8
30.1
34.3
35.7
36.9
37.2
38.3
June24
Sept
Dec
Mar25
June
Individuals
Companies

distribution of the portfolio by product

%


9.4
1.3
June25
89.3
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	June25	%	Mar25	%	June24	%
\\ Economic Sector						
Public Sector	**13,182**	**1.3**	**12,838**	**1.3**	**13,734**	**1.5**
Private Sector	**1,005,244**	**98.7**	**992,284**	**98.7**	**898,358**	**98.5**
\\ Total	**1,018,426**	**100.0**	**1,005,122**	**100.0**	**912,092**	**100.0**
Companies	**575,981**	**56.6**	**572,272**	**56.9**	**530,317**	**58.1**
Services	154,035	15.1	147,101	14.6	121,035	13.3
Retail	49,408	4.9	48,983	4.9	44,052	4.8
Transportation and Concession	43,208	4.2	45,058	4.5	44,055	4.8
Real estate and Construction Activities	34,348	3.4	33,879	3.4	31,996	3.5
Production and Distribution of Electricity	27,110	2.7	28,875	2.9	32,273	3.5
Wholesale	30,740	3.0	32,370	3.2	26,577	2.9
Food products	24,721	2.4	23,419	2.3	21,000	2.3
Petrol, Derived and aggregated activities	13,490	1.3	12,128	1.2	10,882	1.2
Automotive	9,674	0.9	10,039	1.0	10,957	1.2
Other Sectors	189,247	18.6	190,420	18.9	187,490	20.6
Individuals	**442,446**	**43.4**	**432,851**	**43.1**	**381,775**	**41.9**

portfolio by debtors

Diversification strategy, with no relevant concentrations.


%
25.8
25.3
24.7
22.2
21.5
19.9
19.6
19.1
17.3
16.7
12.2
12.2
12.0
11.0
10.8
7.5
7.9
7.4
6.7
6.7
1.2
1.1
1.1
1.1
1.0
June24
Sept
Dec
Mar25
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity [1]

%	June25	Mar25	June24
1 to 30 days	11.1	11.5	11.6
31 to 60 days	6.4	6.3	6.8
61 to 90 days	5.5	5.0	5.1
91 to 180 days	10.5	11.3	10.3
\\ Short-Term	**33.5**	**34.1**	**33.8**
181 to 360 days	14.9	13.9	15.2
Over 360 days	51.6	52.0	51.0
\\ Medium / Long-Term	**66.5**	**65.9**	**66.2**

(1) Includes operations considered up to date in the loan portfolio.

LLP

expenses with expanded loan loss provisions

R$ million	2Q25	1Q25	2Q24	1H25	1H24	Variation % 2Q25 x 1Q25	Variation % 2Q25 x 2Q24	Variation % 1H25 x 1H24
Provision Expense with Expected Losses	(8,937)	(8,379)	(8,193)	(17,316)	(16,628)	6.7	9.1	4.1
Income from Recovering Written Off Loans Net of Discounts Granted [1]	795	737	903	1,532	1,527	7.9	(12.0)	0.3
\\ Expenses with Expanded Loan Loss Provisions [2]	**(8,142)**	**(7,642)**	**(7,290)**	**(15,784)**	**(15,101)**	**6.5**	**11.7**	**4.5**

(1) It includes the result with BNDU (non-financial assets held for sale) and others; and **(2)** Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

Cost of credit performance (Loan loss provisions/portfolio) reflects the increased growth of the retail portfolio

Portfolio mix, with emphasis on the collateralized lines

Improvement in recovery revenues net of discounts in the quarter

expanded loan loss provisions / expanded loan portfolio



%
3.2
3.0
3.0
3.0
3.2
expanded loan loss provision
R$ billion
7.3
7.1
7.5
7.6
8.1
2Q24
3Q
4Q
1Q25
2Q
Expanded LLP
Expanded LLP / Expanded Loan Portfolio (Annualized)

Increased expenses are related to the greater growth of retail operations, with emphasis on MSME, individuals and the consolidation of John Deere Bank. The efficiency in the collection is highlighted, reflecting higher net credit recovery revenues from discounts granted, in addition to the stability of the cost of credit of the wholesale segment.

expanded loan loss provision – mass-market



R$ billion
Loan Loss Provisions / Portfolio (annualized)
7.2
7.1
7.2
7.4
7.9
5.8%
5.5%
5.3%
5.3%
5.4%
2Q24
3Q
4Q
1Q25
2Q

expanded loan loss provision – wholesale



R$ billion
0.1
0.1
0.3
0.2
0.2
2Q24
3Q
4Q
1Q25
2Q

coverage ratios and provision [(1)]

provision for expanded portfolio



%
171.5
173.2
187.9
183.1
177.8
R$ million
6.0
5.8
5.6
5.7
5.7
54,279
55,072
55,028
57,787
58,143
June24
Sept
Dec
Mar25
June
Provision for Expanded Portfolio
Provision for Expanded Portfolio / Expanded Loan Portfolio
Total de Provisão de Perda Esperada / Exposição Vencida Acima de 90 Dias - %

(1) Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

indicators of loan portfolio *

* Does not include Securities, Sureties and Guarantees and other products in the expanded loan portfolio.

delinquency ratios

improvement of the over 90 days delinquency ratio by 0.2 p.p. y/y., highlight for improvement of the MSME segment and in individuals

Our over 90 days delinquency ratio presents stability in the quarter in almost all segments, highlighting the sustainable portfolio growth. In the year we have presented the continuous improvement for the MSME segment, with a reduction of 1.1 p.p. (June25 vs. June24) and control of default in individuals.

loan portfolio overdue more than 90 days - %



5.4
5.2
4.3
0.2
5.2
5.1
4.2
0.1
5.1
4.4
4.0
0.1
5.1
4.3
4.1
0.3
5.1
4.3
4.1
0.4
June24
Sept
Dec
Mar25
June
Total
Individuals
MSMEs
Large Corporates

changes in loan portfolio by stage

The following table shows the movement of our loan portfolio by stage of operations. We highlight that in 2Q25, there was a cure of 2% in the period of the portfolio in stage 3 and, in addition, over 10% of operations in stage 2 improved, moving to stage 1. Balances migrated to stage 3, have comfortable levels of provision.

R$ million		Movement between stages								
		Transfers			Arising					
Loan Portfolio	03/31/2025	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Originated / Settlement (1)	Write-off	06/30/2025
Stage 1	651,289	-	(11,120)	(1,736)	-	3,175	691	16,298	-	658,596
Stage 2	31,585	(3,175)	-	(5,920)	11,120	-	681	189	-	34,480
Stage 3	59,533	(691)	(681)	-	1,736	5,920	-	2,267	(8,390)	59,695
\\ Total	742,407	(3,866)	(11,801)	(7,657)	12,857	9,095	1,372	18,754	(8,390)	752,771

representativeness of the loan portfolio by stage

In 12 months, there was an improvement of 1.6 p.p in the representativeness of stages 1 and 2, totaling 92% in June25, highlighting the increase of operations classified in stage 1, going from 86% in June24 to 88% in June25. It should be noted that a coverage of 104% of provision was made on the movement for stage 3 in 2Q25.



90.5%
9.6%
4.2%
86.3%
9.0%
4.1%
87.0%
8.4%
4.0%
87.5%
8.0%
4.3%
87.7%
7.9%
4.6%
87.5%
~34% of stage 3 up to date
92.1%
June24
Sept
Dec
Mar25
June
Stage 1
Stage 2
Stage 3

indicators of loan portfolio

restructured portfolio

Reduction of 21% compared to June24 and 1.8 p.p. in the share of the loan portfolio. We maintain high levels of provision for this portfolio, representing approximately twice the total of loans overdue more than 90 days. We also highlight the reduction of R$1.4 bi or (-5%) of operations classified as problematic assets in the quarter.

evolution of the restructured portfolio



R$ billion
37.9
36.5
34.8
31.6
30.1
4.2
4.2
4.0
5.0
4.8
33.7
32.3
30.7
26.7
25.3
-5% q/q
-21% y/y
-5% q/q
-25% y/y
June24
Sept
Dec
Mar25
June
Cured Operations
Problematic Asset (Stage 3)



restructured portfolio / loan portfolio
%
5.8
5.3
4.8
4.3
4.0
June24
Sept
Dec
Mar25
June
provision (1) / restructured portfolio
%
63.1
64.3
64.7
55.9
56.1
June24
Sept
Dec
Mar25
June
1.8x
over 90 days / restructured portfolio
%
28.1
30.1
31.9
30.9
31.0
June24
Sept
Dec
Mar25
June

(1) The balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

fee and commission income

R$ million	2Q25	1Q25	2Q24	1H25	1H24	Variation % 2Q25 x 1Q25	Variation % 2Q25 x 2Q24	Variation % 1H25 x 1H24
Card Income	4,460	4,318	3,720	8,778	7,438	3.3	19.9	18.0
Checking Account	1,677	1,687	1,722	3,364	3,392	(0.6)	(2.6)	(0.8)
Asset Management	897	864	865	1,761	1,678	3.8	3.7	4.9
Loans Operations	675	597	688	1,272	1,294	13.1	(1.9)	(1.7)
Consortia	771	707	638	1,478	1,286	9.1	20.8	14.9
Collections and Payments	431	442	490	873	994	(2.5)	(12.0)	(12.2)
Capital Market / Financial Advisory Services	635	361	475	996	680	75.9	33.7	46.5
Custody and Brokerage Services	362	354	344	716	686	2.3	5.2	4.4
Other	399	439	375	838	730	(9.1)	6.4	14.8
\\ Total	**10,307**	**9,769**	**9,317**	**20,076**	**18,178**	**5.5**	**10.6**	**10.4**
\\ Business Days	**61**	**61**	**63**	**122**	**124**	**-**	**(2)**	**(2)**

Part of the performance of fee and commission income is influenced by the increase in our stake in Cielo, disregarding this effect, the total variation of revenues would be 4.7% vs. 2Q24 and 4.3% vs. 1H24.

card income

Card income reached R$4.5 billion in the quarter, with a 20% growth in the comparative vs. 2Q24:

- Credit cards registered a traded volume of over R$91 billion, with growth of 10% in the year (2Q25 vs. 2Q24); and
- High-income clients account for about 63% of the total revenue, with a growth of 17% compared to 2Q24.

traded volume | credit cards

R$ million


82,787
86,435
93,900
87,457
91,457
2Q24
3Q
4Q
1Q25
2Q

checking account

Revenues totaled R$1.7 billion in 2Q25, representing 16% of total revenues. The reductions in the periods reflect the strategy of adapting the client profile according to the segment.

checking account holders

In million


38.6
38.5
38.2
38.2
38.1
June24
Sept
Dec
Mar25
June

loans operations

Growth in the quarter, reflecting the highest levels of production, mainly for working capital and commissions on the guarantees provided (sureties and guarantees). The reduction observed in comparisons with 2Q24 and 1H24 refers to the effects of the adoption of Resolution No. 4,966, due to the deferral of fee revenues related to the origination of loan operations (EIR – Effective Interest Rate), which are recognized in the client NII during the period of operation.

asset management

market share **16.2%**

Bradesco Asset closed 1H25 with a revenue exceeding R$1.7 billion, showing growth in Revenue from Investment Funds in all comparative periods. This performance reinforces the robustness of the management model and the relevance of the products offered by the management company.

In 2Q25, the highlight was the evolution of the funding and shareholders' equity, with revenue of R$897 million, a growth of 3.7% compared to the same period of the previous year. The result reflects the consistency of the strategy, the strengthening of business actions and the continuous focus on customer experience.

In addition to organic growth, Asset has expanded its international presence with the strengthening of the global product grid, with emphasis on the ETFs listed in Brazil that offer direct access to the Chinese market, an unprecedented initiative among local management companies.

These results demonstrate not only the solidity and scale of the operation, but also Bradesco Asset's ability to innovate, deliver performance and maintain a high standard of excellence in resource management in Brazil.

balance of investment funds and managed portfolios

R$ billion


1,230
1,270
1,268
1,280
1,308
June24
Sept
Dec
Mar25
June

fee and commission income

consortia

market share[1] **Total 19.3% | Auto 23.3% | Real Estate 12.1% | Trucks, Tractors and Agricultural implements 16.1%**

Fee and commission income growth by 15% compared to 1H24, driven by higher sales in the real estate segment.

highlights of 1H25

More than 130 thousand quotas contemplated (R$8.7 billion concessions in letters of credit);

Consortium of real estate with growth in revenue of 61% vs. 1H24; and

Digital sales grew by 62% in revenue compared to 1H24.

number of outstanding consortium quotas



In thousands
1,520
1,523
1,546
1,571
1,614
1,121
1,125
1,135
1,157
1,178
147
146
144
144
145
252
253
267
271
291
2Q24
3Q
4Q
1Q25
2Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

(1) It considers the products in which Bradesco operates.

capital market / financial advisory services

Positive variations in all the comparisons reflecting all efforts in capturing business opportunities in the capital market. We advised in 108 operations in the 2Q25, totaling more than R$190 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 100 transactions with a volume of R$148 billion.

mergers and acquisitions (M&A)
Advisory services for eight transactions with a volume of R$42 billion.

custody

Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets, with R$2.5 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the growth of 5.2% in the asset base under custody in comparison to June24.

In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as NAV (Net Asset Value) calculation and RTA (Register Transfer Agent) services for offshore funds.

Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all our operations.

Assets under Custody



R$ billion
2,398
2,491
2,461
2,479
2,522
June24
Sept
Dec
Mar25
June

operating expenses

The performance of our operating expenses reflects our ongoing commitment to the strategy of improving cost of serving efficiency. We maintain a focus on investments in technology, development, infrastructure and strengthening structures, with the aim of sustaining growth consistently, without relinquishing efficiency in the long term. **We highlight that operating expenses were influenced by the increase in our stake in Cielo and acquisition of the John Deere Bank, disregarding these effects, the variations would be 6.8% vs. 2Q24, and 7.8% vs. 1H24.**

R$ million	2Q25	1Q25	2Q24	1H25	1H24	Variation % 2Q25 x 1Q25	2Q25 x 2Q24	1H25 x 1H24
\\ Personnel Expenses	**(6,852)**	**(6,705)**	**(6,178)**	**(13,557)**	**(12,237)**	**2.2**	**10.9**	**10.8**
Payroll, Social Charges, Benefits and Training	(5,665)	(5,632)	(5,430)	(11,297)	(10,768)	0.6	4.3	4.9
Management and Employee Profit Sharing	(1,093)	(929)	(648)	(2,022)	(1,265)	17.7	68.7	59.8
Terminations Costs	(94)	(144)	(100)	(238)	(204)	(34.7)	(6.0)	16.7
Total Administrative Expenses	**(5,639)**	**(5,265)**	**(5,729)**	**(10,904)**	**(11,212)**	**7.1**	**(1.6)**	**(2.7)**
Administrative Expenses	**(4,415)**	**(4,047)**	**(4,606)**	**(8,462)**	**(8,975)**	**9.1**	**(4.1)**	**(5.7)**
Outsourced Services	(1,371)	(1,132)	(1,452)	(2,503)	(2,728)	21.1	(5.6)	(8.2)
Data Processing and Communication	(1,122)	(1,041)	(959)	(2,163)	(1,938)	7.8	17.0	11.6
Facilities[1]	(525)	(513)	(659)	(1,038)	(1,328)	2.3	(20.3)	(21.8)
Advertising and Marketing	(369)	(376)	(384)	(745)	(718)	(1.9)	(3.9)	3.8
Financial System Services	(364)	(333)	(305)	(697)	(610)	9.3	19.3	14.3
Transportation	(163)	(175)	(196)	(338)	(388)	(6.9)	(16.8)	(12.9)
Other [2]	(501)	(477)	(651)	(978)	(1,265)	5.0	(23.0)	(22.7)
Depreciation and Amortization	**(1,224)**	**(1,218)**	**(1,123)**	**(2,442)**	**(2,237)**	**0.5**	**9.0**	**9.2**
\\ Other Operating Expenses Net of Revenue	**(3,407)**	**(3,036)**	**(2,559)**	**(6,443)**	**(4,377)**	**12.2**	**33.1**	**47.2**
Expenses with Marketing of Cards	(979)	(920)	(603)	(1,899)	(1,133)	6.4	62.4	67.6
Civil, Labor and Tax Contingencies	(1,535)	(1,131)	(1,221)	(2,666)	(2,113)	35.7	25.7	26.2
Claims	(221)	(209)	(172)	(431)	(294)	5.7	28.7	46.5
Other	(672)	(776)	(563)	(1,448)	(837)	(13.5)	19.3	73.0
\\ Total Operating Expenses	**(15,898)**	**(15,006)**	**(14,466)**	**(30,904)**	**(27,826)**	**5.9**	**9.9**	**11.1**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance.

administrative expenses

The management of administrative expenses remained aligned with the pillar of financial efficiency and strategic allocation of resources, focusing on the sustainability of results and strengthening of the operational structure, with the aim of ensuring the solidity necessary to support the continuous growth of the business, preserving profitability and competitiveness in the long term.

In the annual comparison, a reduction of 1.6% was observed, while in the semester the fall was 5.7%, a direct reflection of the continuous rationalization of costs, especially lower structural expenses — especially in premises, rentals and transport. In relation to the quarter, there was an increase of 7.1%, driven mainly by higher spending on third-party services, basically with strategic consultancies aimed at transformation.

The variations in depreciation and amortization reflect the strategy and remain aligned with investments in technology, with emphasis on process modernization, expansion of digitalization and improvement of the customer experience — fundamental pillars for the advancement of the agenda of innovation, competitiveness and operational excellence.



6,762
6,347
6,003
5,781
5,226
3,443
809
2,510
3,224
768
2,355
2,970
728
2,305
2,776
721
2,284
2,376
682
2,168
June24
Sept
Dec
Mar25
June
Branches
Business Units
Service Centers

Retail + Prime: 1,853 | Corporate: 83
Digital Platforms: 82 | Companies & Business: 150

We have four digital platforms and three business units allocated to the Principal.

personnel expenses

The variation in the periods is related to the increase in expenses with participation in the results, justified by the improvement in performance / profitability. In addition to these effects, variations from 2024 include the effect of the collective bargaining agreement, which readjusted wages and benefits by 4.64% from September 2024. We have downsize, totaling 1,219 employees laid off in the quarter and 2,565 over the last 12 months, in line with our cost of serving optimization strategy. At the same time, we continue to strengthen our technology, operations and business teams.

other operating expenses net of revenue

The variations in the periods reflect mainly the movements in civil, labor and fiscal contingencies, expenses with card commercialization due to the higher volume of transactions, mainly in the high-income segment, and due to the effect of the increase in Cielo's stake, in addition to higher operating expenses from insurance activities and from the consolidation of the John Deere Bank.

dynamics of the insurance business

1H25	revenues from insurance premiums, pension contributions and capitalization bonds	net income	ROAE
	R$59.2 bi	**R$4.737 bi**	**21.7%**
	△ 1.8% (1H25/1H24)	△ 14.2% (1H25/1H24)	△ 0.8 p.p. (1H25/1H24)

The Grupo Bradesco Seguros recorded a net income of R$4.737 billion on 1H25 (+14.2% vs. 1H24), with an ROAE of 21.7% (+0.8 p.p.), and a net income of R$2.3 billion in 2Q25 (+4.4% vs. 2Q24). Revenues from insurance premiums, pension contributions and capitalization bonds reached R$59.2 billion in 1H25 (+1.8% vs. 1H24).

Revenue evolution and the reduction of the claims ratio by 6.9 p.p. (2Q25 vs. 2Q24) and 7.2 p.p. (1H25 vs. 1H24), contributed to the increase of the income from insurance operations, which reached R$5.7 billion in 2Q25 and R$11 billion in 1H25, with increases of 21.7% and 26.8%, respectively. The industrial result accounted for 2/3 of the total amount recorded both in 2Q25 and in 1H25. The performance of the financial income is also worth highlighting, with growth of 7.9% in 2Q25 and 8.1% in 1H25.

Technical Provisions grew by 11.2%, exceeding R$425 billion, while financial assets rose by 10.6%, totaling R$446 billion. From January to June 2025, the Insurance Group returned to Society, as indemnities and benefits, R$28.4 billion (+3.5% vs. 1H24).

In 2025, the Grupo Bradesco Seguros continues to invest in technology and innovation, with the adoption of more agile tools and processes, the introduction of new journeys on the Business Portal – which surpassed the mark of four million accesses per month – and emphasis on multichannels. In 1H25, with the support of insurance brokers, about four million unique leads were generated.

Bradesco Saúde (Health) launched the Goiás Regional Plan, aimed at providing health care to the capital, Goiânia, and another 20 municipalities of the state. First of a series that should be gradually extended to other regions, the new plan model seeks to expand the operator's presence in the local-focused product segment, combining competitive prices and high-quality health care networks.

In Life Insurance, Bradesco Vida e Previdência improved its portfolio of individual products and aimed at the SME segment, having registered an increase in revenue of 12% in 2Q25 and 9% in 1H25, compared to the same periods of 2024. The performance of the Loan Protection Insurance is also worth noting, whose premiums grew 11% in 1H25.

In Private Pension Plans, through partnership with Bradesco Asset and third-party management companies, innovative products have been launched, which have contributed to increased contribution.

In the Auto line, Bradesco Seguros was recognized in the international innovation award Qorus Accenture Innovation Insurance Awards conquering silver and bronze with the cases "Digital Protection Insurance" and "Auto Connected Claim", respectively. In Property and Casualty, the company launched, in partnership with Swiss Re Corporate Solutions, a civil liability insurance that offers financial protection and reputation defense against losses and legal actions resulting from failures in the provision of services. The new product includes 11 areas of activity, mostly including liberal professionals. It is also worth mentioning the expansion of 27% in the premiums of Condominium insurance, 25% in the Business, 20% in Equipment and 16% in Home Insurance.

Bradesco Capitalização registered a 21% increase in revenues for digital channels in 2Q25, compared to the same period of the previous year. The company launched the "Max Prêmios Instantâneos 15" (Max Instant Premiums 15), which provides a dynamic experience with instant draws of up to R$5 thousand and a gamified journey. The product is available on Bradesco Seguros' E-commerce platform.

insurance net income statement

R$ million	2Q25	1Q25	2Q24	1H25	1H24	Variation % 2Q25 vs. 1Q25	Variation % 2Q25 vs. 2Q24	Variation % 1H25 x 1H24
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	18,099	17,154	16,776	35,253	32,983	5.5	7.9	6.9
Retained Claims	(11,781)	(11,072)	(11,522)	(22,853)	(23,148)	6.4	2.2	(1.3)
Capitalization Bond Draws and Redemptions	(1,647)	(1,520)	(1,476)	(3,167)	(2,863)	8.4	11.6	10.6
Commission Expenses	(1,059)	(1,218)	(1,022)	(2,277)	(2,029)	(13.1)	3.6	12.2
Financial Results	2,038	1,959	1,888	3,997	3,698	4.0	7.9	8.1
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,650**	**5,303**	**4,644**	**10,953**	**8,641**	**6.5**	**21.7**	**26.8**
Fee and Commission Income	489	479	478	968	933	2.1	2.3	3.8
Personnel Expenses	(671)	(609)	(553)	(1,280)	(1,091)	10.2	21.3	17.3
Other Administrative Expenses	(518)	(523)	(555)	(1,041)	(1,065)	(1.0)	(6.7)	(2.3)
Others	(931)	(526)	(300)	(1,457)	(408)	77.0	-	-
\\ Operating Income	**4,019**	**4,124**	**3,714**	**8,143**	**7,010**	**(2.5)**	**8.2**	**16.2**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,725)	(1,681)	(1,517)	(3,406)	(2,863)	2.6	13.7	19.0
\\ Recurring Net Income	**2,294**	**2,443**	**2,197**	**4,737**	**4,147**	**(6.1)**	**4.4**	**14.2**
Life and Pension Plans	989	1,039	1,379	2,028	2,521	(4.8)	(28.3)	(19.5)
Health	828	914	335	1,742	655	(9.4)	-	-
Capitalization Bonds	185	195	173	380	353	(5.1)	6.9	7.5
Property & Casualty and Others	292	295	310	587	618	(1.0)	(5.8)	(5.0)
\\ Selected Asset Data								
Total Assets	483,416	468,861	434,394	483,416	434,394	3.1	11.3	11.3
Securities	445,974	432,932	403,335	445,974	403,335	3.0	10.6	10.6
Technical Provisions	425,081	414,273	382,390	425,081	382,390	2.6	11.2	11.2
Shareholder's Equity (1)	42,672	40,541	37,674	42,672	37,674	5.3	13.3	13.3

(1) The shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$22,422 million in June25, and R$22,195 million in Mar25.

Note: In May25, the Adjusted Shareholders' Equity Adjusted (ASE) totaled R$20.5 billion and the Minimum Capital Required (MCR) totaled R$13.3 billion. In Mar25, the ASE totaled R$19.0 billion and the MCR totaled R$13.2 billion.

income from insurance, pension plans and capitalization bonds +26.8% vs. 1H24

Net Income and ROAE



%
22.1
23.7
25.1
22.4
21.4
R$ million
2,197
2,376
2,534
2,443
2,294
1,379
1,274
1,288
1,039
989
310
546
447
295
292
335
367
621
914
828
173
189
178
195
185
2Q24
3Q
4Q
1Q25
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The income from Insurance, Pension plans and Capitalization bonds in relation to 1H24 shows an evolution of 26.8%, reflecting the improvement of 7.2 p.p. in the claims ratio, and the good performance of the financial income, which in the comparison grew 8.1%.

Performance 1H25 vs. 1H24	Revenues	Claims Ratio	Commission Ratio	Financial Results
Life and Pension Plans	▽	△	▽	△
Health	△	▽	△	△
Capitalization Bonds	△	-	-	△
Property & Casualty and Others	△	▽	△	△

The revenues from insurance premiums, pension contributions and capitalization bonds from digital channels reached R$3.0 billion in 1H25, an evolution of 13.4% compared to the same period of 2024.

revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income

revenue and administrative efficiency ratio



%
R$ million
4.1
3.7
3.8
3.7
3.6
3.5
3.5
3.8
4.1
25,463
28,165
27,999
27,951
30,200
31,463
31,479
29,991
29,194
11,380
13,422
13,153
13,169
14,801
15,000
15,076
13,712
12,331
2,410
2,501
2,286
2,097
2,410
2,605
2,528
2,318
2,571
10,222
10,585
10,986
11,103
11,300
11,905
12,069
12,217
12,398
1,451
1,656
1,574
1,582
1,689
1,953
1,806
1,744
1,894
2Q23
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
2Q
Life/PA/VGBL/PGBL/Traditional
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims



%
R$ million
81.1
80.9
80.3
78.4
78.5
77.7
76.3
70.9
71.3
22,166
33,721
45,269
11,626
23,148
35,150
45,950
11,072
22,853
6M23
9M23
12M23
3M24
6M24
9M24
12M24
3M25
6M25
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds



R$ million
4,841
4,624
4,745
3,997
4,644
5,048
5,531
5,303
5,650
2,074
1,744
2,204
1,810
1,888
1,783
2,192
1,959
2,038
2,767
2,880
2,541
2,187
2,756
3,265
3,339
3,344
3,612
2Q23
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
2Q
Operating Income
Financial Result

The income from insurance, pension plans and capitalization bonds showed a growth of 26.8% in the first six months of the year, reflecting the improvement of 7.2 p.p. in the claims ratio and the good performance of the financial income, which in the comparison had an evolution of 8.1%.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$425.1 billion in June 2025, with an increase of 11.2% in 12 months and 2.6% in the quarter, and higher provisions in the "Life and Pension Plans" and "Health" segments.


R$ million
340,542
349,569
360,803
372,673
382,390
393,720
403,689
414,273
425,081
308,090
316,949
327,498
338,282
346,713
356,470
365,532
375,251
385,151
16,609
16,570
17,174
18,354
19,310
20,532
21,023
21,768
22,346
9,154
9,121
9,200
9,232
9,343
9,520
9,708
9,852
10,033
6,689
6,930
6,931
6,805
7,024
7,198
7,426
7,402
7,551
June23
Sept
Dec
Mar24
June
Sept
Dec
Mar25
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio


%
91.2
91.3
89.4
89.1
89.7
86.6
82.8
82.9
84.8
101.3
103.0
99.9
100.2
100.3
99.7
96.0
95.4
94.0
93.5
90.1
90.3
95.1
95.9
85.0
89.5
91.8
93.0
63.3
62.4
58.5
54.8
55.8
45.9
43.8
53.3
50.0
2Q23
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
2Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio


%
78.6
76.2
72.2
70.9
71.7
89.6
89.3
85.2
80.5
82.1
60.6
57.1
57.7
58.7
58.7
36.9
29.1
26.4
32.4
27.9
33.5
20.7
19.1
27.4
26.5
2Q24
3Q
4Q
1Q25
2Q
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

Comission Ratio


%
6.8
6.7
7.3
7.7
7.5
19.3
19.1
18.9
19.6
19.2
20.1
18.5
16.1
16.1
16.8
17.6
17.2
15.6
15.5
15.9
3.8
3.6
4.1
4.1
4.0
2Q24
3Q
4Q
1Q25
2Q
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

number of contracts / clients - bradesco vida e previdência


In thousand
27,975
3,066
24,909
27,867
3,094
24,773
28,513
3,164
25,349
26,264
3,242
23,022
27,645
3,213
24,432
June24
Sept
Dec
Mar25
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders


In thousand
3,756
106
3,650
3,841
105
3,736
3,783
104
3,679
3,770
103
3,667
3,774
102
3,672
June24
Sept
Dec
Mar25
June
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders


In thousand
3,025
1,582
1,443
3,111
1,639
1,472
3,213
1,674
1,539
3,283
1,693
1,590
3,353
1,712
1,641
June24
Sept
Dec
Mar25
June
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)


In thousand
3,201
3,207
3,171
3,146
3,159
June24
Sept
Dec
Mar25
June

basel

Total Ratio
15.5%

Tier I Ratio
13.0%

Common Equity Ratio
11.1%

Our ratios remained stable, staying above regulatory limits, mainly due to our net income compensating the impacts of higher risk-weighted assets (RWA) and shareholder remuneration.



Changes in the Tier I Ratio in the quarter
%
Limits since Apr, 2022 (1)
9,50% Tier 1
8,00% Additional Capital
13.0
1.9
11.1
0.6
(0.3)
(0.1)
(0.2)
13.0
1.9
11.1
03.31.25
Net Income
Remuneration to the Shareholders
Effects of Prudential Adjustments / MTM of Securities
Risk-Weighted Assets
06.30.25
Common Equity
Additional Capital

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.2
12.6
1.5
11.1
2.6
June24
15.1
12.7
1.5
11.2
2.4
Sept
14.8
12.4
1.9
10.5
2.4
Dec
15.4
13.0
1.9
11.1
2.4
Mar25
15.5
13.0
1.9
11.1
2.5
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table demonstrates the estimated for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21. **It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance of the first semester of the year should not be compared with the annual estimate according to seasonality, the basis of comparison between periods and the expected performance by the end of the year of each of the lines.**

guidance

Annual 2025	Previously	Currently	Actual 1H25 vs. 1H24
Expanded Loan Portfolio	4% to 8%	maintained	11.7%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi	maintained	R$19.5 bi
Fee and Commission Income	4% to 8%	5% to 9%	10.4%
Operating Expenses (Personnel + Administrative + Other)	5% to 9%	maintained	11.1%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%	9% to 13%	26.8%

indicators

	2Q25	1Q25	2Q24	1H25	1H24
Interbank Deposit Certificate (CDI)	3.33	2.99	2.53	6.42	5.22
Ibovespa	6.60	8.29	(3.28)	15.44	(7.66)
USD – Commercial Rate	(4.97)	(7.27)	11.26	(11.87)	14.82
General Market Price Index (IGP-M)	(1.92)	0.98	2.02	(0.96)	1.09
Extended Consumer Price Index (IPCA)	0.90	2.04	1.05	2.96	2.48
Business Days (#)	61	61	63	122	124
Calendar Days (#)	91	90	91	181	182
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4571	5.7416	5.5589	5.4571	5.5589
CDS 5 years (Points)	149	187	170	149	170
Selic - Base Interest Rate (% p.a.)	15.00	14.25	10.50	15.00	10.50
BM&F Fixed Rate (% p.a.)	14.69	15.09	11.18	14.69	11.18

economic perspectives

%	2025	2026
USD - Commercial Rate (year-end) - R$	5.50	5.50
Extended Consumer Price Index (IPCA)	5.0	3.8
General Market Price Index (IGP-M)	1.2	3.7
Selic (year-end)	14.50	11.75
Gross Domestic Product (PIB)	2.1	1.5

Additional Information

corporate strategy

The bank's strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions.

The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below:

- A physical bank with a adequate cost structure aimed at serving clients who provide higher returns
- Efficient digital banking with humanized experience and AI
- Operational efficiency that ensures competitiveness and beneficial returns
- Capture of a larger share of wallet in the key segments
- Better customer experience
- A culture of transformers
- Most effective time to market

With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions:

Business: Mass Retail; Affluent; SMEs; payments and cash management; and credit cycle.

Enablers: intra-group synergies and innovation; technology and agile model; organizational structure; management model and culture; and operational efficiency.

customer-centric

The client is at the center of our decisions. With a partnership of more than 80 years, we participate daily of all their moments of life, we are present in their daily life, either by the mobile, branches, computer, or by BIA, helping to conquer their dreams through a healthier financial life.

We focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and appropriated to the needs, desires and life moments of each client.

The client's voice

To drive the customer-centric front, we have dedicated an exclusive area focused on the development of the best experience, which operates based on three guiding pillars, which are **banking excellence**, which brings high quality and personalized services in all channels with relevant solutions to the needs of clients, **scalable platforms** that use standardized and reusable components to leverage ideas and productivity, and **AI First** that generates intelligent solutions that strengthen the loyalty by acting reliably and resolutely.

As a result, we highlight **the reformulation of the journey of the search engine for payment obligations**, the **DDA,** in the Individuals application. The new experience includes features such as subscribe and unsubscribe, consolidated view of payment obligations due and overdue, exclusive area for scheduled payments and management of payment notifications. These improvements aim to increase the adherence to the DDA and offer more practicality and control to our clients.

Reinforcing our active listening, we **collect client satisfaction directly on the homepage of the Individuals application**. Users can evaluate their experience soon after access, which allows us to identify opportunities for continuous improvement and make the journey more intuitive and personalized. With this, we strengthen our customer-centric culture and make decisions increasingly driven by data and the voice of those who really matter.

In the context of Open Finance, **we have implemented the Automatic Pix functionality**, which allows the recurring payment of bills such as electricity, water, monthly fees and subscription services with only one authorization. The functionality offers more convenience and control for the client, in addition to reducing defaulted revenue for the recipient.

Finally, we also act with a focus on the Companies and launched the new **Developers Portal**, a digital platform aimed at companies that want to integrate financial and cash management solutions directly into their systems through APIs (Application Programming Interface). It works as a marketplace with more than 120 features available, including payments, issuing of bank payment slips, Pix and cash management. The portal offers a safe and agile environment, with specialized service and solutions developed to facilitate integration with different types of software and platforms. With the new Bradesco Developers Portal, companies can use APIs to benefit their own operation, gaining the ability to process large volumes of transactions in an automated way, reducing operating costs and increasing efficiency.

NPS



2Q25 vs. 2Q24
NPS
Bank
+5 p.p.
NPS
Overdraft
+11 p.p.
NPS
Investments
+5 p.p.

In recent years, Bradesco has intensified its transformation journey with an absolute focus on customer-centricity. More than offering financial products, the Bank seeks to deliver remarkable experiences, aligned with the expectations of an increasingly demanding and connected audience. This paradigm shift is sustained by a renewed organizational environment, represented by SOU Bradesco, a movement that directs the cultural evolution of the Organization and guides decisions at all levels of the institution.

This movement has generated clear reflections in the customer experience, with significant improvements in the satisfaction and recommendation indicators, the result of more active listening and actions guided by empathy and agility. The purpose is not only to offer products, services and banking solutions, but to create more humane and personalized relationships.

The Senior Management of the Organization plays a key role in this journey, acting as a catalyst for transformation. By encouraging closer and connected management with people's daily lives, leaders foster an environment of protagonism, genuine listening and strategic action. In initiatives such as SOU+Cliente – a corporate client listening program – we promote structured spaces of dialog, where the voice of the client is heard and valued. Internal forums, training sessions, team meetings and listening programs reinforce this commitment at all levels.

The search for excellence also materializes in investments in innovation, improvement of digital channels and intelligent use of data, which promote greater efficiency and integration.

The result is an even more connected Bradesco with what really matters: making a difference in the lives of clients, in an ethical, empathetic and innovative way.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

our people

diversity, equity and inclusion

Commitment to diversity and representativeness

82.1 thousand employees

50%
are women

30%
are black people

36%
of leadership positions are occupied by women

22%
of leadership positions are occupied by black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+322 thousand participations
in trainings in 2Q25

Main recognitions

\\ LinkedIn – Top Company 2025

\\ Top Employers 2025 Certification

\\ GPTW Award – Women, PwD, Ethnic Racial and Early Childhood

\\ Diversity Index i-Diversa - B3

\\ Youth Employability Brazil Award – CIEE

\\ Blue Seal – Mercer Marsh

\\ Brazil´s Most Attractive Employers – Universum

\\ Great People Mental Health – Highlight and certification focused on Mental Health

\\ Best Companies in Diversity Practices and Actions (Corporate Initiative for Racial Equality)

\\ FIA Employee Experience (FEEx) – Amazing Places to Work Award

\\ Dreams Career Ranking – Cia de Talentos

\\ Best Workplaces – Infojobs

\\ Vittude Awards – Vittude

sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country.

Sustainability strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change.

Sustainable business

Driving positive impact businesses that foster social and environmental development.

Climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

Financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Highlighted goals and commitments

Extended goal – to direct R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025.

Net-zero - aligning our loan and investment portfolios to achieve **net-zero carbon emissions by 2050.**

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We measure the carbon emissions of **100% of our Corporate loan portfolio.**

Governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO.

Performance

Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

Quarter highlight

By June 2025, we reached 95.5% of our extended goal of allocating R$350 billion by the end of 2025, reinforcing our role in the sustainable business financing, and in the support to our clients in the transition to a greener, more resilient and inclusive economy.

digital in figures

99% transactions are carried out through **Digital Channels**

95% are concentrated on **Mobile** and **Internet**

Of the total of **R$159** bi in **loans released** in 1H25, **R$61** bi were released through **digital channels**, with an emphasis on Personal Loans

Individuals App

In R$ | 1H25 vs. 1H24

+20% Pension Plans

+26% Capitalization Bonds

+21% Insurance

+9% Issuing of Credit Cards (in qty)

Mobile NPS

Total Companies



+3 p.p.
1H24
1H25

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc

Bradesco Individuals App Rating | June25

Apple 4.7 of 5

Play 4.6 of 5

Mobile Credits

In R$ | 1H25 vs. 1H24

Credits Released (Individuals)

Highlight to:

+34% Personal Loans

+15% Public Payroll-deductible Loans

Listening to the client in every journey:

★ Rating: **4.4** of 5

Credits Released (Companies)

Highlight to:

+33% Working Capital

+31% Receivable discounts

Listening to the client in every journey:

★ Rating: **4.9** of 5

BIA with GenAI

For Clients | App

Available to **100% of clients**

+7 MM interactions

9 out of 10 chat conversations are resolved by AI

Transactions with GenAI

PIX via WhatsApp now has Generative AI agents, being made available gradually to clients, in which:

- Speech and text interpretation with natural language
- More simplicity, fluidity and innovation in the client's journey

For Employees

100% of branch and administrative staff already have support from **BIA Corporativa** (Corporate)

+1.3 MM interactions

BIA with GenAI is also being incorporated into the **call centers**, contributing to a **15% reduction** in the Average Handle Time (TMA, in Portuguese)



Reference date: Jan to June25

Bradesco Principal

The Bradesco that you already know, with the sophistication that you cannot even imagine

In October 2024, Bradesco inaugurated its **new segment** focused on **high income**, consolidating its presence with seven offices, as of July 2025, in São Paulo, Campinas, Rio de Janeiro, Curitiba, Belo Horizonte and Recife, as well as air offices. With an initial base of approximately 60 thousand clients, the project already has a **robust expansion plan for 2025**.

prime | **Principal** income >= R$25 thousand investments >= R$300 thousand | private

The differential of this segment lies in its **innovative relationship model**, offering exclusive spaces that promote strategic interactions between clients and financial sector specialists.

Value Proposition built after **listening to our clients**

New Service Model

Personalized experience led by managers specialized in asset management. Clients have exclusive service channels and business spaces with extended hours for appointments and events.

Tailor-made Investments

Investment advisor dedicated to providing financial advice according to the moment of life, connecting with the best opportunities in the domestic and global markets and with exclusive products.

Full International Account

Checking account in the US, including debit card, credit card with loyalty program, access to VIP lounges, real estate financing and strategic investment portfolio for global diversification.

Exclusive products

As the Bradesco Principal credit card, an exclusive credit card for clients in the segment, which offers accumulation of up to 3 points per dollar spent, with no expiration date. In addition, it provides early and free access to VIP lounges through the Visa Airport Companion and also access to exclusive Bradesco Lounge, including the new VIP lounge at Congonhas Airport, with the use of Fast Pass Bradesco.

Benefits program

A selection of unique advantages such as:

- Digital protection insurance at no additional cost;
- Special conditions in reputable restaurants and travel; and
- Financial benefits including up to 15 days of overdraft exemption and up to 3 toll tags with no annual fee.

With an **innovative approach** and a **portfolio of sophisticated solutions**, Bradesco Principal redefines the **concept of exclusivity and excellence in high-income customer service.**


bradesco
principal

bradesco expresso



Our Target Audience

Bradesco Expresso aims **to serve the entire Brazilian population**, promoting **financial inclusion, citizenship and social development.** With a diverse target audience, composed of **account holders and non-account holders** of Bradesco

Products and Services

- Accounts Opening
- Credit Card
- Personal Loans
- Payroll-deductible Loans
- Withdrawals and Deposits
- Insurance
- And much more!

Key Information 2Q25:

38.9 thousand
Correspondents

+10.6 MM
People served (Monthly)

+R$10 Bi
Average transactions (Monthly)


bradesco expresso
Desbloqueio de cartão de débito

TECHNOLOGICAL EVOLUTION

Our **Platform** remains constantly evolving...

+25 deliveries of **products** and **features**

+ convenience for clients

+ agility for correspondents

international operations

We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A.

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

Internacional digital account

Opening of **254 thousand accounts** by June25

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, available for the Google Pay digital wallet and, soon, Apple Pay too.

- 100% digital journey
- Contactless payments by card or wallet
- Customized notice advising on an optimal exchange rate quotation
- Transfer between the Bradesco account and My Account, and between My Account accounts at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Principal segments, in addition to solutions for clients in the Corporate segment

Net operating revenue
△ **29%** y/y

Net income
△ **46%** y/y

Assets under Custody (AuC)	△ **30%** y/y
Loan portfolio	△ **16%** y/y
Funding through deposits	△ **18%** y/y

Individuals Solutions

Banking

Full checking account for making **payments, transfers, online banking and an international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; and
- Structured Operations.

Principal Client:

- Digital platform for investments in managed portfolios for the most diverse investor profiles.

Companies Solutions

Cash Management

checking account, money market and remunerated deposits

Payments

correspondent bank and international transfers

Documentary Services

collection of exports and commercial letter of credit

Corporate Credit

financing of import, export and working capital

Ágora Investimentos



Para você investir
Informe de rendimentos

With more than 30 years, Ágora, Bradesco's investment house, is an open platform, which provides to account holders and non-account holders of the institution a broad portfolio of products, such as fixed income, variable income, investment funds, pension plans and customized solutions.

In 2024, it merged its operations with Bradesco Corretora (the broker specialized in serving institutional investors), becoming one of the largest investment houses in the country.

Ágora in figures

Client base

+15% in 12 months

June25

1.28

Million

Assets under Custody

+16% in 12 months

June25

R$112.1

Billion

Ágora App Rating June25

4.8 of 5 ★★★★★

4.8 of 5 ★★★★★

Reclame Aqui Review | June25

8.6 of 10 ★★★★★★★★★☆

Specialized Assistance

With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile.

Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and over 130 relevant market partners.

Research & Economics Content

Reports and analyses, developed by our award-winning Research and Economics team and Financial Education platform (Academy).

Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App.

ÁGORA
A CASA DE INVESTIMENTOS DO BRADESCO

Be well informed about everything that happens in the market by accessing our profiles on social media.

digio

HIGHLIGHTS 2Q25

The goal for 2025 is to expand collateralized loan portfolio products, monetize the card base, accelerate opportunities using the White Label platform. Additionally, we have on the roadmap for the rest of the year with new developments in our payroll-deductible loan offering.



Unique Clients
In million
+51% vs. 2Q24
3.1
6.8
10.2
2Q23
2Q24
2Q25



Total Portfolio
In R$ billion
+91% vs. 2Q24
4.3
10.3
19.7
2Q23
2Q24
2Q25



Total Revenues
In R$ million
+72% vs. 2Q24
341
527
908
2Q23
2Q24
2Q25



digio
digio
É Banco.
É Digital.
É Bradesco.
digio.com.br

next

Born 100% digital, with a **focus on customer-centricity** and to **complement Bradesco solutions ecosystem**, next continues its evolution trajectory, connecting and maximizing the use of Bradesco solutions and structures to ensure synergy and efficiency.

With data use and anthropological studies, **next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.**

It offers several **financial and non-financial solutions**: checking account, debit and credit cards, loans, investments, insurance, tag Veloe, payments, transfers, Pix, Mobile Top-Up, compatibility with the main digital wallets, more than 50 brands delivering exclusive benefits (*Mimos*), financial management tools, among others.

The **nextJoy** offering stands out. It's a digital account aimed at audiences aged 0 to 17, which offers financial education in an exclusive partnership with Disney.

Client Profile: the average age of next clients is 31 years, distributed in different regions.



Total Value of Financial Transactions
Base 100
100
104
2Q24
2Q25

service points, clients and market share

	June25	Mar25	June24
\\ Structural Information - Units			
Customer Service Points	83,176	82,633	82,375
- Service Network	5,226	5,781	6,762
Branches (1)	2,168	2,284	2,510
Retail + Prime	1,853	1,974	2,240
Companies & Business	150	150	122
Corporate	83	83	73
Digital Platform	82	77	75
Service Centers	1,939	2,325	2,941
Electronic Service Centers	437	451	502
Business Units (1)	682	721	809
Retail + Prime	679	718	809
Principal	3	3	-
- Banco24Horas Network	18,756	18,108	17,540
- Bradesco Expresso (Correspondent Banks)	38,954	38,707	38,402
- Bradesco Financiamentos	20,227	20,024	19,657
- Branches, Subsidiaries and Representation Office, Abroad	13	13	14
ATMs	38,232	39,073	41,148
- Onsite Network - Bradesco	13,382	14,788	17,268
- Banco24Horas Network	24,850	24,285	23,880
Employees - Total Consolidated	82,147	83,365	84,711
Employees - Insurance Group	8,116	8,088	7,924
Outsourced Employees and Interns	2,431	2,354	2,812
\\ Customers - In million			
Total Customers	74.0	73.5	72.9
Account Holders	38.1	38.2	38.6
Savings Accounts	63.0	63.3	67.5
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	N/A	8.1
Savings Deposits	N/A	N/A	12.8
Time Deposits	N/A	N/A	11.8
Loans	10.3	10.4	10.0
Loans - Private Institutions	17.9	17.9	17.5
Loans - Vehicles Individuals (CDC + Leasing)	10.4	10.4	10.4
Payroll-Deductible Loans	14.1	14.2	14.3
Social Security Institute (INSS)	15.0	15.2	15.9
Private Sector	9.0	11.1	11.5
Public Sector	14.0	13.8	13.5
Real Estate Financing	11.0	10.9	9.1
\ Consortia			
Real Estate	12.1 (2)	12.8	13.6
Auto	23.3 (2)	24.1	24.2
Trucks, Tractors and Agricultural Implements	16.1 (2)	17.1	18.1
\ International Division			
Export Market	15.8	18.7	14.1
Import Market	8.4	8.8	6.9
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/A	23.1	22.9
Technical provisions for insurance, pension plans and capitalization bonds	N/A	21.6	21.8
Pension Plan Investment Portfolios (including VGBL)	22.0 (2)	22.1	21.9
\ Funds			
Investment Funds and Managed Portfolios	16.2	16.3	16.4
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	26.4	27.0	28.9
\ Leasing			
Lending Operations	35.0 (3)	34.4	28.3

(1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer's ID); **(2)** Reference date: May 2025; **(3)** Reference date: April 25; and **N/A** – Not available.

return to shareholders

main ratios

price / earnings ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares.



7.6
8.7
6.0
6.0
7.3
June24
Sept
Dec
Mar25
June

(1) Recurring net income in 12 months.

price / book value per share ratio

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



0.8
0.9
0.7
0.8
1.0
June24
Sept
Dec
Mar25
June

Recommendation of Market Analysts Preferred Shares – BBDC4
(14 reports were analyzed in 2Q25)

9	4	1
Buy	**Hold**	**Sell**

Market capitalization

165.7
R$ billion
In June25

payout / dividends and interest on shareholders' equity



44%
52%
79%
62%
61%
R$ million
9,240
10,172
11,311
11,283
6,844
12M21
12M22
12M23
12M24
1H25
Dividends/Interest on Shareholders' Equity - Gross
Gross Payout - Accumulated in the Year

trading daily average volume



R$ million
1,834
1,138
696
1,636
948
688
1,105
750
355
953
629
324
1,233
637
596
2021
2022
2023
2024
1H25
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

appreciation of preferred shares – BBDC4

historical



278
214
Base 100
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
June25

in 12 months



Base 100
147
112
+29%
Performance Bradesco vs. Ibovespa
+46,5%
Performance BBDC4 in 12 months
June24
Sept24
Dec24
Mar25
June25
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	June25	Mar25	June24	Variation % June25 x Mar25	Variation % June25 x June24
Book Value per Common and Preferred Share	15.82	15.52	15.14	1.9	4.5
Last Trading Day Price – Common Shares	14.22	10.88	10.17	30.7	39.8
Last Trading Day Price – Preferred Shares	16.51	12.16	11.27	35.8	46.5

(1) Adjusted for corporate events during the periods.

additional information

IR – investors relations area

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market.


bradesco
Investir em transparência:
isso tem futuro.

In the second quarter of 2025 we carried out:

165

Meetings with institutional and non-institutional investors

7

Events, including **4** international conferences, **1** national conference and **2** non-deal road shows

Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other information.

ratings

Fitch Ratings

	Long-term	Outlook	Short-term
Domestic Currency	BB+	Negative	B
Foreign Currency	BB+		B
National Scale	AAA(bra)	Stable	F1+(bra)

Viability: **bb+**

Government Support Rating: **bb-**

Moody's

	Long-term	Outlook	Short-term
Domestic Currency Counterparty	Baa3	Stable	P-3
Foreign Currency Counterparty	Baa3		P-3
Deposits - Domestic Currency	Ba1		-
Foreign Currency Deposit	Ba1		-
National Scale	AAA.br	Stable	ML A-1.br

S&P Global

	Long-term	Outlook	Short-term
Domestic Currency	BB	Stable	B
Foreign Currency	BB		B
National Scale	brAAA	Stable	brA-1+

Bradesco Bank Moody's

	Long-term	Outlook	Short-term
Deposits - Domestic Currency	A3/Prime-2	Stable	A3/Prime-2

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil's regulations on capital management activities, as well as the approved management limits.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate		
In R$ million	June25	Mar25	June24
\\ Calculation Basis			
Regulatory Capital	162,761	160,025	149,119
Tier I	136,588	134,814	123,542
Common Equity	116,302	114,757	109,059
Shareholders' Equity	167,312	164,193	160,086
Non-controlling/Other	2,318	2,159	157
Initial Adoption 4,966 (CMN Resolution 5,199/24)	2,242	2,242	-
Prudential adjustments	(55,571)	(53,837)	(51,184)
Additional Capital	20,286	20,057	14,483
Tier II	26,173	25,211	25,578
\\ Risk-Weighted Assets (RWA)	**1,048,936**	**1,035,931**	**978,879**
Credit Risk	913,713	900,691	862,310
Market Risk	22,100	22,117	26,684
Operational Risk	113,123	113,123	89,886
\\ Total Ratio	**15.5%**	**15.4%**	**15.2%**
Tier I Capital	13.0%	13.0%	12.6%
Common Equity	11.1%	11.1%	11.1%
Additional Capital	1.9%	1.9%	1.5%
Tier II Capital	2.5%	2.4%	2.6%

In R$ million (unless otherwise stated)	2Q25	1Q25	4Q24	3Q24	2Q24
\\ Income Statement for the Period					
Recurring Net Income	6,067	5,864	5,402	5,225	4,716
Book Net Income	6,067	5,802	4,934	5,225	4,716
Operating Income	7,804	7,542	6,969	6,765	5,879
Net Interest Income	18,044	17,233	16,995	15,999	15,580
Client NII	17,756	16,771	16,153	15,635	15,255
Expanded Loan Loss Provisions	(8,142)	(7,642)	(7,460)	(7,127)	(7,290)
Net Interest Margin	9,614	9,129	8,693	8,508	7,965
Fee and Commission Income	10,307	9,769	10,262	9,904	9,317
Operational Expenses	(15,898)	(15,006)	(16,418)	(15,050)	(14,466)
Income from Insurance, Pension Plans and Capitalization Bonds	5,650	5,303	5,531	5,048	4,644
\\ Statement of Financial Position					
Total Assets	2,196,957	2,114,665	2,127,922	2,000,076	2,054,518
Securities and Derivative Instruments	887,060	877,944	861,312	828,258	843,099
Expanded Loans Portfolio	1,018,426	1,005,122	981,692	943,891	912,092
- Individuals	442,446	432,851	414,080	396,837	381,775
- Companies	575,981	572,272	567,612	547,055	530,317
Allowance for Loan Losses (LLP)	(58,143)	(57,787)	(55,028)	(55,072)	(54,279)
Total Deposits	645,219	625,911	651,736	619,408	621,404
Shareholders' Equity	167,312	164,193	160,487	162,931	160,086
Assets under Management	3,291,110	3,191,564	3,198,019	3,138,408	3,084,336
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	2.13	2.01	1.85	1.61	1.55
Recurring Net Income per Share - R$ (1)	0.57	0.55	0.51	0.49	0.45
Book Value per Common and Preferred Share - R$ (1)	15.82	15.52	15.17	15.14	15.14
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.27	0.25	0.24	0.22	0.21
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.30	0.27	0.26	0.24	0.23
Annualized Return on Average Equity (2)	14.6	14.4	11.7	11.3	10.8
Annualized Return on Average Assets (2)	1.1	1.1	0.9	0.9	0.9
Fixed Asset Ratio	26.1	25.0	25.2	25.0	25.6
Dividends/Interest on Shareholders' Equity	3,051	2,766	2,643	2,422	2,303
Liquidity Coverage Ratio (LCR)	148.2	135.8	141.1	156.4	174.8
Net Stable Funding Ratio (NSFR)	121.8	118.8	121.2	121.6	121.6
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	80.8	79.8	78.6	77.5	76.9
Efficiency Ratio (ER) - (in 12 month) (4)	51.2	51.8	52.2	52.2	51.3
Market Capitalization - R$ million (5)	165,724	127,020	117,619	147,386	125,006
\\ Loan Portfolio Quality (%)					
Delinquency Ratio (Overdue > 90 days / Loan Portfolio)	4.1	4.1	4.0	4.2	4.3
Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days)	177.8	183.1	187.9	173.2	171.5
Expanded Loan Portfolio classified in Stage 1 / Expanded Loan Portfolio	88.7	88.9	89.4	89.0	88.6
Expanded Loan Portfolio classified in Stage 2 / Expanded Loan Portfolio	3.5	3.3	3.1	3.1	3.2
Expanded Loan Portfolio classified in Stage 3 / Expanded Loan Portfolio	7.8	7.8	7.5	7.9	8.2

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** Accrued Recurring Net Income; **(3)** In the last 12 months; **(4)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Tax Expenses); and **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – Bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner. The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and No. 4,975/21 were **prospectively** applied on the date of their initial adoption.

R$ million	June25
\\ Assets	
\\ Cash and Cash Equivalents	**16,386**
\\ Financial Assets at Fair Value through Profit or Loss	**501,201**
Securities	479,346
Derivative Financial Instruments	21,855
\\ Financial Assets at Fair Value through Other Comprehensive Income	**100,294**
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	100,294
\\ Financial Assets at Amortized Cost	**1,381,087**
Interbank Investments	225,615
Compulsory deposits and other Deposits with the Brazilian Central Bank	121,476
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	285,565
Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk	595,415
Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk	6,799
Other Financial Assets	146,217
\\ Non-Financial Assets Held for Sale	**1,443**
\\ Investments in Subsidiaries, Associates and Joint Ventures	**5,950**
\\ Property and Equipment, Net	**8,830**
\\ Intangible Assets and Goodwill, Net	**24,938**
\\ Recoverable Taxes	**13,471**
\\ Deferred Taxes	**116,020**
\\ Other Assets	**27,337**
\\ Total Assets	**2,196,957**
\\ Liabilities	
\\ Financial Liabilities at Amortized Cost	**1,473,084**
Deposits from Financial Institutions	424,004
Customer Deposits	642,543
Debt Securities Issued	295,879
Subordinated Debt	60,254
Other Financial Liabilities	50,404
\\ Financial Liabilities at Fair Value through Profit or Loss	**19,217**
\\ Provision for Expected Loss	**3,512**
Loan Commitments and Credit Lines to be Released	2,101
Financial Guarantees	1,411
\\ Technical Provisions for Insurance, Pension and Capitalization	**425,081**
\\ Other Provisions	**35,721**
\\ Current Taxes	**1,862**
\\ Deferred Taxes	**5,674**
\\ Other Liabilities	**61,239**
\\ Total Liabilities	**2,025,390**
\\ Equity	
\\ Equity Attributable to Controlling Shareholders	**167,312**
\\ Non-Controlling Interests	**4,255**
\\ Total Equity	**171,567**
\\ Total Liabilities and Equity	**2,196,957**

Below, we present the main data of the Insurance activities Balance Sheet, managed in a consolidated manner:

R$ million	June25	Mar25	June24	Variation % June25 x Mar25	Variation % June25 x June24
\\ Assets					
\\ Current and Long-Term Assets	**469,686**	**455,323**	**423,469**	**3.2**	**10.9**
Securities	445,974	432,932	403,335	3.0	10.6
Insurance Premiums Receivable	6,901	6,695	6,506	3.1	6.1
Other Assets	16,811	15,696	13,628	7.1	23.4
\\ Permanent Assets	**13,730**	**13,538**	**10,925**	**1.4**	**25.7**
\\ Total	**483,416**	**468,861**	**434,394**	**3.1**	**11.3**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**440,020**	**427,548**	**396,010**	**2.9**	**11.1**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	425,081	414,281	382,390	2.6	11.2
Tax, Civil and Labor Contingencies	3,017	2,651	2,292	13.8	31.6
Other obligations	11,923	10,615	11,328	12.3	5.3
\\ Non-controlling Interest	**723**	**773**	**710**	**(6.4)**	**1.8**
\\ Shareholder's Equity	**42,672**	**40,541**	**37,674**	**5.3**	**13.3**
\\ Total	**483,416**	**468,861**	**434,394**	**3.1**	**11.3**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Adjusted Shareholders' Equity (ASE) in May25 was R$20.5 billion and the Minimum Capital Required (MCR) was R$13.3 billion.

analytical breakdown of income statement – managerial vs. recurring

R$ million	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]
	Second Quarter of 2025			
\\ Net Interest Income	**22,217**	**(4,173)**	**-**	**18,044**
Expanded Loan Loss Provisions	(8,984)	842	-	(8,142)
\\ NII Net of Provisions	**13,233**	**(3,331)**	**-**	**9,902**
Income from Insurance, Pension Plans and Capitalization Bonds	3,613	2,037	-	5,650
Fee and Commission Income	10,296	11	-	10,307
Operating Expenses	(19,331)	1,268	2,165	(15,898)
Personnel Expenses	(6,852)	-	-	(6,852)
Other Administrative Expenses	(5,615)	(24)	-	(5,639)
Other Operating Income / Expenses	(6,864)	1,292	2,165	(3,407)
Tax Expenses	(2,360)	71	-	(2,289)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	132	-	-	132
\\ Operating Income	**5,583**	**56**	**2,165**	**7,804**
Non-Operating Income	(43)	52	-	9
Income Tax / Social Contribution and Non-controlling Interest	527	(108)	(2,165)	(1,746)
\\ Net Income	**6,067**	**-**	**-**	**6,067**

(1) For more information, please check note 36 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to June 2025 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	June25	1H25	1H24
\\ BRGAAP	**167,312**	**11,869**	**8,927**
Loan Loss Provisions	800	(334)	(387)
Insurance Contracts	1,918	88	(564)
Goodwill on Business Combination	4,851	44	89
Other	(827)	4	172
\\ IFRS	**174,054**	**11,671**	**8,237**
\\ IFRS vs. BRGAAP Difference	**6,742**	**(198)**	**(690)**

Main Adjustments

Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing".

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditors Report

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Assurance Report - Reasonable Assurance

To
Board of Directors of
Banco Bradesco S.A.
Osasco – SP

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bradesco" or “Bank”) for the preparation of a report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for the period ended June 30, 2025, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based the information referred to in the paragraph "Criteria for preparation of the consolidated supplementary financial information" attached to this report, adequately presented.

Responsibilities of Management of Bradesco
Management of Bradesco is responsible for the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for preparation of the consolidated supplementary financial information described below, and for the other information contained in this report, as well as for design, implementation and maintenance of relevant internal control that it has determined as necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities
Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to prepare a report on them in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information” paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian quality management standard (NBC PA 01), which requires KPMG to plan, implement, and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Code of Ethics for Professional Accountants and professional standards (including independence standards) based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compilation and presentation of the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the process of compilation and presentation of the consolidated supplementary financial information. Our work also included: the evaluation of the adequacy of the compilation and presentation of the consolidated supplementary financial information, the adequacy of the criteria used by Bradesco in the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report to the circumstances of our work, the evaluation of the adequacy of the process of compilation and presentation of the consolidated supplementary financial information, the reasonableness of the estimates made by Bradesco, and the evaluation of the overall presentation of the Economic and Financial Analysis Report. Reasonable assurance is less than an absolute assurance.

Criteria for the preparation of the consolidated supplementary financial information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for period ended June 30, 2025, was compiled by Bradesco's Management based on the consolidated financial statements as of June 30, 2025, on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 36 of such consolidated financial statements, for the purpose of additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the consolidated supplementary financial information".

São Paulo, July 29, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank purposefully).

Financial Statements 1H25

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2025. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

The Brazilian economy remained heated in the first six months of the year. The GDP growth was driven by the still heated labor market and the record grain vintage in the first quarter. However, signs of accommodation begin to appear, reflecting the increase of the Selic rate and the reduction of the fiscal impulse. This movement is expected to intensify in the second half of the year. Our projections indicate that the GDP should grow 2.1% in 2025.

The Central Bank of Brazil halted the rate hike cycle, after bringing the Selic rate to 15%. Although inflation expectations remain unanchored and current inflation is still high, there are signs of price decompression. We believe that inflation will continue to slow down throughout the second half of this year, favored by the accommodation of the economic activity and the recent appreciation of the exchange rate. This will allow the Central Bank of Brazil to start cutting the basic interest rate at the end of the year.

Uncertainties remain high on the international scene. The US tariff policy still poses the main risk to the performance of the global economy. Additionally, concern about US tax deterioration puts structural pressure on the dollar. This context of uncertainty is aggravated by the intensification of geopolitical disputes around the world.

Highlights in the period

In May 2025, Bradesco published the Integrated and ESG Reports for 2024, also filing them with the CVM. Together, the documents share relevant aspects of Bradesco, including information on governance, strategy, risk management model and opportunities, as well as the main financial income achieved in the fiscal year and performance in environmental, social and climate indicators.

Also in May 2025, Banco Bradesco S.A. noticed its shareholders and the market in general that the Board of Directors decided to renew the program of share buyback that authorizes the Board of Directors to acquire, in the period from May 8, 2025 to November 8, 2026, up to 106,584,881 nominative-book shares, without nominal value, up to 53,413,506 common shares and up to 53,171,375 preferred shares, held in treasury and subsequent cancellation, without reducing the capital share.

Banco Bradesco S.A. in 2Q25 allocated R$3,600,000,000.00 interest on equity to its shareholders. In June 2025, the Company's Board of Executive Officers approved the payment of intermediate interest on shareholders' equity, in the total amount of R$3,000,000,000.00, i.e. R$0.270146729 per common share and R$0.297161402 per preferred share. In addition, there was the payment of interest on the monthly shareholders' equity, in the total amount of R$574,670,051.00.

highlighted information

1H25

BOOK NET INCOME

R$11.9 bi

△ +33.0% y/y

EARNINGS PER SHARE

R$1.07 common

R$1.18 preferred

ROAE

14.5%

△ +3.7 p.p. y/y

BOOK VALUE PER SHARE

R$15.82

MARKET VALUE

R$165.7 bi

TIER I CAPITAL

13.0%

△ 0.4 p.p. y/y

SHAREHOLDERS' EQUITY [(1)]

R$167.3 bi

△ +4.5% y/y

INTEREST ON SHAREHOLDERS' EQUITY **R$6.8 bi** (gross) | Payout **60.7%** (gross)

EXPANDED LOAN PORTFOLIO
(Jun25 vs. Jun24)

R$1,018.4 bi (+11.7%)

INDIVIDUALS: **R$442.4 bi** (+15.9%)

COMPANIES: **R$576.0 bi** (+8.6%)

ALLOWANCE FOR EXPANDED LOANS [(2)]
(Jun25 vs. Jun24)

R$58.1 bi (+7.1%)

TOTAL DEPOSITS
(Jun25 vs. Jun24)

R$642.2 bi (+3.7%)

TECHINICAL PROVISIONS
(Jun25 vs. Jun24)

R$425.1 bi (+11.2%)

INSURANCE: **R$29.9 bi** (+13.5%)

LIFE AND PENSION PLANS: **R$385.2 bi** (+11.1%)

CAPITALIZATION BONDS: **R$10.0 bi** (+7.4%)

SECURITIES [(3)(4)]
Jun25

R$809.6 bi

FVOCI: **R$95.2 bi**

FVPL: **R$428.9 bi**

AMORTIZED COST: **R$285.5 bi**

(1) Equity attributable to shareholders of the parent;

(2) As of 2025, balances are presented under the expected credit loss model, in compliance with CMN Resolution No. 4,966/21;

(3) With the adoption of CMN Resolution No. 4,966, financial instruments are now classified and measured based on business models aligned with the Organization's management strategy. Due to this change, comparative information for prior periods is not being presented; e

(4) Net of provision for expected losses associated with credit risk.

Technology and innovation

The AI First strategy continues as the protagonist of Bradesco's digital transformation, consolidating artificial intelligence as a fundamental pillar to deliver journeys and experiences to clients. We built the proprietary Bridge (Bradesco Generative Data Intelligence) platform, able to democratize the use of large language models (LLMs) and generative AI-based services for our developers and business users. This platform offers more than a thousand predefined templates and dozens of services already built, such as summarization, document content search, voice-to-text transcription, chat building and control layers, monitoring, security and responsible AI. We have hundreds of cases of use and the platform has an exponential delivery volume using GenAI, with more people using and reusing the services already built. BIA Clientes with Generative AI is now available to 24 million clients, with a resolution rate between 85% and 90%.

Artificial intelligence is already part of everyday business, with 100% of employees using smart assistants and 80% of developers adopting the GitHub Copilot, which accelerated coding by up to 37%. The AI First plan drives human talent, and multi-agents, acting as "virtual squads", extending responsiveness by solving complex tasks with agility and precision. The Renda (Income) BRA 5.0 project reduced credit modeling time by 95%, while AI, working as a mentor in debt collection advisory services, contributed to a 44% drop in the refusal of negotiations. The new Bradesco Developers Portal, with more than 120 features, strengthens the ecosystem of APIs and partnerships.

Solutions for Individuals have evolved with a focus on agility and inclusion. In Mobile, we reinforce our commitment to autonomy and customer experience. It is now possible to renegotiate debts, purchase life insurance, adjust Pix limits and anticipate FGTS birthday withdrawals directly on the App. Automatic Pix, anticipated by the bank, allows recurring payments with full control of the payer. And for those who plan the future, the App offers personalized investment goals with the CDB (Bank Deposit Certificate) Objectives, as well as smart simulations.

E-Agro Simplifica uses AI to accelerate client document analysis and optimize the credit-taking journey. My Account now allows international transfers without a fee, in real time and with automatic conversion in more than 180 currencies, plus the possibility of registering the card on Google Pay. The opening of Individual accounts has gained security reinforcement with facial biometrics in the branches, and the loan protection insurance can be activated with a few clicks on the App.

At the investment front, we simplified the visualization of Invest Fácil (Easy Invest) — now displayed with the account balance in the App and on Internet Banking —, we launched CDBs with 24h transaction records and improved the investment statement, preparing the structure for the interest-bearing checking account. For advisors, the new Cockpit 360 offers a unified view of the client portfolio, with integrated management via WhatsApp and specialized support. In cards, the digital experience has been expanded: clients can pay for purchases at sight, activate or deactivate contactless payments and anticipate invoices via Pix, all on the App. The new PCCF platform streamlines the application for cards with early credit analysis and digital acceptance. The Card Simulator, revitalized, allows you to compare options with PDF export, serving both Individual and Corporate clients.

For companies, we deliver solutions that simplify everyday life. In Net Empresa, it is possible to monitor the opening of accounts of new employees and authorize corporate checks of up to R$100 thousand. The Bradesco Empresas e Negócios App (for Business and Companies) has gained new features and the issuing of bank payment slips can be made directly by WhatsApp with BIA. Business cards can now be requested on the website and registered in the Samsung Wallet, and the WhatsApp PJ (Corporate) channel has been enabled for large-scale personalized offers and communications.

The quarter was also marked by initiatives that strengthen the Tech culture: the launch of the Tech Academy, a new development platform with specialized tracks for technology training, we held our Tech Week, a week with more than 15 hours of content for the development of all our employees and the partnership with Ada to attract new talents. Currently, we have achieved a growth of more than 30% in the development framework compared to 2024.

Through the evolution of the Enterprise Agility model, Bradesco has been expanding the use of agile practices with autonomous tribes co-managed by business and technology teams, aligned with customer journeys. This approach has already resulted in an approximately 33% reduction in time-to-market and a 35% reduction in rework in the development of new solutions when comparing the first half of 2025 to the same period in the previous year.

Bradesco was elected by Global Finance as the Most Innovative Bank in Latin America at The Innovators 2025 award, with emphasis on IDBra, our decentralized blockchain-based digital identity. We have also been

recognized by The Banker as the Best Global Bank in AI & Machine Learning for the second consecutive year and we celebrated the Agile Trends 2025 award for our accelerated organizational transformation.

Technology and innovation are always present in the Organization's DNA and continue to be the engine of the Change movement, driving a more agile, intelligent and people-centered Bradesco.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.9 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 82,147 employees: 70,724 of Bradesco and 11,423 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As a key part of our strategic agenda, we are committed to financing sustainable businesses and continuously supporting our clients in transitioning to a greener, more resilient, and inclusive economy. By June 2025, we reached 95.5% of our expanded goal of allocating R$320 billion to sectors and activities with socio-environmental benefits by the end of the year, reinforcing our role in the sustainable business financing.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society.

Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.5 billion

Investment Forecast for 2025

These investments will enable:

R$1.2 billion are allocated for Activity Expenses.

R$337 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal.

Recognitions

- Bradesco was recognized by Global Finance as the most innovative bank in Latin America in the category The Innovators 2025.
- For the second consecutive year, Bradesco was prominent in the international award of The Banker magazine, part of the Financial Times group, due to innovative initiatives in artificial intelligence, aimed at transforming financial services.
- For the twenty-fifth time, Bradesco was recognized as the private bank most remembered by rural producers, according to the Top of Mind Rural.
- Bradesco's Corporate Security is among the winners of the global FICO® Decision Awards, whose objective is to highlight innovative and impacting projects among the clients of the FICO decision platform.
- Global Finance recognized Bradesco BBI as the 2025 World's Best Investment Bank in the chemical and industrial segments.
- Ágora is featured in the Broadcast Projections Award, among the best in the Top General and Top Basic category. The award is conducted by Broadcast/State Agency with the aim of recognizing institutions whose projections for the main indicators of the country are close to reality.
- Global Finance recognized Bradesco as the most innovative bank in Latin America, due to the implementation of artificial intelligence to improve services.
- Bradesco was once again recognized by the GPTW (Great Place to Work), a consultancy with worldwide relevance that evaluates the best companies to build a career. The Bank was featured in the following categories: Racial Ethnicity, People with Disabilities, Women and Early Childhood.

Acknowledgements

The results achieved in the semester reflect more than numbers – they are proof that the Bradesco Organization's strategy, based on excellence and efficiency, is in line with current times and with the market's transformations. Every advance achieved is the result of the trust of our shareholders and clients, and above all, of the dedication of our employees. To all who walk with us, our deepest thanks. Together, we continue to build a future filled with achievements.

Cidade de Deus, July 29, 2025

Board of Directors and Board of Executive Officers

		R$ thousands
	Note	On June 30, 2025
Assets		
Cash and due from banks	5	**16,597,448**
Financial assets at fair value through profit or loss		**449,834,089**
- Securities	6a	428,938,993
- Derivative financial instruments	7b	20,895,096
Financial assets at fair value through other comprehensive income	8	**95,163,605**
- Securities, net of expected losses associated with credit risk	8a	95,163,605
Financial assets at amortized cost		**1,366,683,474**
- Securities, net of expected losses associated with credit risk	9	285,542,906
- Interbank investments	10	223,126,155
- Compulsory and other deposits with the Brazilian Central Bank	11	120,519,168
- Loans net of losses associated with credit risk	12	582,259,774
- Leases net of expected credit losses associated with credit risk	12	6,795,091
- Other financial assets	13	148,440,380
Non-financial assets held for sale	17a	**1,590,867**
Investments in affiliates and jointly controlled entities	14	**12,360,677**
Premises and equipment, net of depreciation	15	**8,436,797**
Intangible assets and goodwill, net of amortization	16	**19,083,918**
Current income and other tax assets		**12,499,326**
Deferred income tax assets	35c	**114,941,888**
Other assets	17	**16,845,615**
Total assets		**2,114,037,704**

Liabilities		
Financial liabilities at amortized cost		**1,412,638,867**
- Deposits from banks	18	**372,472,858**
- Deposits from customers	19	639,264,909
- Securities issued	20	281,390,177
- Subordinated debts	21a	60,253,618
- Other financial liabilities	22	59,257,305
Financial liabilities at fair value through profit or loss	6b and 7b	**20,354,407**
Expected credit losses	38b	**3,511,636**
- Loan commitments and credits to be released		2,100,495
- Financial guarantees		1,411,141
Technical provisions for insurance, pension plans and capitalization bonds	23	**425,080,810**
Other provisions	23b	**34,709,372**
Current income tax liabilities		**1,490,273**
Deferred tax liabilities	35e	**5,592,599**
Other liabilities	25	**42,597,488**
Total liabilities		**1,945,975,452**
Shareholders' equity		
Capital		87,100,000
Treasury shares	26d	(168,625)
Capital reserves		11,441
Profit reserves	26b	89,355,143
Other comprehensive income		(5,670,802)
Accumulated profits/losses		(3.315.194)
Equity attributable to shareholders of the parent		**167,311,963**
Non-controlling shareholders'	27	**750,289**
Total shareholders' equity		**168,062,252**
Total shareholders' equity and liabilities		**2,114,037,704**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousands For the six-month period ended June 30, 2025
Revenue from financial intermediation		**107,713,575**
Loans and Leases		59,142,948
Net gain or (loss) with Securities	7f III	38,695,066
Net gain or (loss) from derivative financial instruments	7e	391,931
Financial income from insurance, pension plans and capitalization bonds		3,914,386
Result of Foreign Currency Operations		(1,446,661)
Compulsory deposits with the Brazilian Central Bank	11b	5,471,643
Gain or (loss) on sale or transfer of financial assets		1,544,262
Expenses from financial intermediation		**(63,501,661)**
- Retail and professional market funding	18e	(60,150,550)
- Borrowing and on-lending	18d	(3,351,111)
Net revenue from financial intermediation		**44,211,914**
Expected Losses on Financial Assets	**12**	**(17,123,425)**
-Expected loss from loans and finance lease		(16,928,194)
- Expected loss on other financial assets		(195,231)
Gross Income from Financial Intermediation Net of Expected Losses		**27,088,489**
Other operating income/(expenses)		**(16,212,345)**
- Fee and commission income	28	15,039,489
- Other income from insurance, pension plans and capitalization bonds	23a III	6,956,185
- Personnel expenses	29	(12,845,473)
- Administrative Expenses	30	(10,723,593)
- Tax expenses	31	(4,154,173)
- Share of profit (loss) of associates and jointly controlled entities	14a	882,278
- Other operating income	32	(5,232,428)
- Other operating expenses	33	(11,406,632)
Tax, Civil and Labor Provisions and Others	24	(5,192,854)
Operating profit		**10,876,144**
Non-operating income/(expense)	**34**	**(90,001)**
Income before income tax and non-controlling interests		**10,786,143**
Income tax benefit / (expense)	35	1,226,151
Non-controlling shareholders		(143,377)
Net income		**11,868,917**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):		
– Earnings per common share	26e i	1.07
– Earnings per preferred share	26e i	1.18

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands
	For the six-month period ended June 30, 2025
Net income for the period	**11,868,917**
Non-controlling shareholders'	143,377
Net income attributable to shareholders of the parent and non-controlling interest	**12,012,294**
Items that may be subsequently reclassified to the income statement	**818,507**
Financial assets at fair value through other comprehensive income	1,049,607
Bradesco and subsidiaries	2,055,139
Associates and jointly controlled entities	(263,602)
Tax effect	(741,930)
Hedge Operations	16,904
Cash flow hedge	(436,114)
Hedge of investment abroad	489,917
Tax effect	(36,899)
Foreign exchange differences on translations of foreign operations	(248,004)
Items that cannot be reclassified to the income statement	**(743)**
Remeasurement of defined benefit liability (asset)	(743)
Total other comprehensive income	**817,764**
Total comprehensive income	**12,830,058**
Attributable to shareholders:	
Shareholders of the parent	12,686,681
Non-controlling interests	143,377

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Accumulated profits/losses	Equity attributable to shareholders of the parent	Equity attributable to non-controlling shareholders	Total
		Share premium	Legal	Statutory						
Balance on December 31, 2024	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(11,008,993)**	**(568,728)**	**-**	**160,486,709**	**794,924**	**161,281,633**
Adoption of Resolutions 4.966/21 and 4.975/21	-	-	-	-	4,520,427	-	(3,315,194)	1,205,233	-	1,205,233
Balance as of January 1, 2025	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(6,488,566)**	**(568,728)**	**(3,315,194)**	**161,691,942**	**794,924**	**162,486,866**
Cancellation of treasury shares	-	-	-	(622,724)	-	622,724	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	(222,621)	-	(222,621)	-	(222,621)
Capital increase/decrease with reserves	-	-	-	-	-	-	-	-	(188,012)	(188,012)
Asset valuation adjustments (1)	-	-	-	-	817,764	-	-	817,764	-	817,764
Net income	-	-	-	-	-	-	11,868,917	11,868,917	143,377	12,012,294
Allocations:								-		-
- Reserves	-	-	593,446	4,431,432	-	-	(5,024,878)	-	-	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(6,844,039)	(6,844,039)	-	(6,844,039)
Balance on June 30, 2025	**87,100,000**	**11,441**	**14,888,424**	**74,466,719**	**(5,670,802)**	**(168,625)**	**(3,315,194)**	**167,311,963**	**750,289**	**168,062,252**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations..

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands For the six-month period ended June 30, 2025
Cash flows from operating activities:	
Income before income taxes and non-controlling interests	**10,786,143**
Adjustments for:	**50,559,727**
- Expected credit loss associated with credit risk	17,123,425
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	28,232,670
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	5,733,035
– Depreciation and amortization	3,800,872
- Share of profit (loss) of associates and jointly controlled entities	(882,278)
- (Gain)/loss on sale of non-financial assets held for sale	(124,094)
- Gains/(losses) on the sales of Premises and equipment	98,611
- Gains)/Losses on the sale of investments in associates	(51,709)
- Foreign exchange variation of assets and liabilities overseas and Other	(3,543,490)
- Effect of changes in foreign exchange rates on cash and cash equivalents	172,685
(Increase)/Decrease in assets	**(83,467,299)**
- Compulsory deposits with the Brazilian Central Bank	367,209
- Interbank investments	(2,956,427)
- Loans and leases	(47,314,495)
- Financial assets at fair value through profit or loss	(70,735,429)
- Deferred income tax liabilities	687,046
- Other financial assets	37,482,434
- Other assets	(997,637)
(Increase)/Decrease in liabilities	**(14,400,691)**
- Deposits and other financial liabilities	(14,093,662)
- Deferred income tax liabilities	(3,351,095)
- Other provisions	(8,826,057)
- Other liabilities	16,391,221
Income tax and social contribution paid	(4,521,098)
Net cash provided by/(used in) operating activities	**(36,522,120)**
Cash flows from investing activities:	
Acquisition of financial assets at fair value through other comprehensive income	(23,018,893)
Disposal, maturities, and interest of financial assets at fair value through other comprehensive income	60,867,537
Maturities and interest on financial assets at amortized cost	77,555,065
Acquisition of financial assets at amortized cost	(57,384,217)
Proceeds from sale of non-financial assets held for sale	397,716
Investment acquisitions	(2,721,828)
Dividends and interest on shareholders' equity received	282,987
Purchase of premises and equipment	(2,815,318)
Proceeds from sale of premises and equipment	451,949
Intangible asset acquisitions	(2,636,299)
Net cash provided by/(used in) investing activities	**50,978,699**
Cash flows from financing activities:	
Funds from securities issued	68,141,958
Settlement and interest payments of securities issued	(59,028,326)
Settlement and interest payments of subordinated debts	(1,364,022)
Lease payments	(742,617)
Non-controlling shareholders	(188,012)
nterest on Shareholders' Equity/Dividends paid	(6,074,668)
Acquisition of treasury shares	(222,621)
Net cash provided by/(used in) financing activities	**521,692**
Net increase/(decrease) in cash and cash equivalents	**14,978,271**
Cash and cash equivalents - at the beginning of the period	208,023,801
Effect of changes in foreign exchange rates on cash and cash equivalents	(172,685)
Cash and cash equivalents - at the end of the period	222,829,387
Net increase/(decrease) in cash and cash equivalents	**14,978,271**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	R$ thousands	
	Six-month period ended June 30	
	2025	%
1 – Revenue	**102,238,240**	**367.3**
1.1) Financial intermediation	**107,713,575**	**386.9**
1.2) Fees and commissions	**15,039,489**	**54.0**
1.3) Expected credit loss associated with credit risk	**(17,123,425)**	**(61.5)**
1.4) Other	**(3,391,399)**	**(12.2)**
2 – Financial intermediation expenses	**(63,501,661)**	**(228.1)**
3 – Inputs acquired from third parties	**(7,981,161)**	**(28.7)**
Outsourced services	(2,490,258)	(8.9)
Data processing	(1,281,410)	(4.6)
Communication	(327,402)	(1.2)
Asset maintenance	(653,062)	(2.3)
Financial system services	(806,994)	(2.9)
Advertising and marketing	(585,608)	(2.1)
Security and surveillance	(241,780)	(0.9)
Transport	(313,755)	(1.1)
Material, water, electricity and gas	(210,696)	(0.8)
Travel	(93,026)	(0.3)
Other	(977,170)	(3.5)
4 – Gross added value (1-2-3)	**30,755,418**	**110.5**
5 – Depreciation and amortization	**(3,800,872)**	**(13.7)**
6 – Net added value produced by the entity (4-5)	**26,954,546**	**96.8**
7 – Added value received through transfer	**882,278**	**3.2**
Share of profit (loss) of associates and jointly controlled companies	882,278	3.2
8 – Added value to distribute (6+7)	**27,836,824**	**100.0**
9 - Added Value Distributed	**27,836,824**	**100.0**
9.1) Personnel	**11,132,737**	**40.0**
Salaries	6,749,017	24.2
Benefits	2,714,106	9.8
Government Severance Indemnity Fund for Employees (FGTS)	581,215	2.1
Other	1,088,399	3.9
9.2) Tax, fees and contributions	**4,640,758**	**16.7**
Federal	4,324,376	15.5
State	401	-
Municipal	315,981	1.1
9.3) Remuneration for providers of capital	**51,035**	**0.2**
Rental	51,035	0.2
9.4) Added Value distributed to shareholders	**12,012,294**	**43.2**
Interest on equity	6,844,039	24.6
Retained earnings	5,024,878	18.1
Non-controlling interests in subsidiaries	143,377	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group" or the "Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) MATERIAL ACCOUNTING POLICIES

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 14) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 16a).

These consolidated financial statements and selected accompanying notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 were applied prospectively on the date of their initial adoption.

The Organization opted for the exemption provided by the Standard not to restate comparative information from previous periods, resulting from changes in the classification and measurement of financial instruments (including expected credit losses), in the consolidated interim financial statements for the periods of the year 2025. The effects resulting from the application of the accounting criteria established by CMN Resolution No. 4,966/21 were recorded against the accumulated profit or loss account at the net value of tax effects, and unrealized gains and losses recorded in Equity in the Other Comprehensive Income (OCI) account were adjusted against the asset value on January 1, 2025.

Bradesco and its conglomerate companies opted to use the provision of paragraph 5 of CMN Resolution No. 4,975/21, so that inventory balances related to operations prior to January 1, 2025, will be treated as if the standard had been applied since 2019 (the date on which the respective lease operations standard was adopted for IFRS financial statements).

The consolidated financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on July 29, 2025.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest	Total participation of the Voting Capital
			On June 30, 2025	On June 30, 2025
Financial Sector – Brazil				
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	61.56%	61.56%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%
Financial Sector – Overseas				
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Jalisco - Mexico	Cards	100.00%	100.00%
Bradesco Bank (3)	Florida - United States	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil				
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%

	Headquarters' location	Activity	Equity interest	Total participation of the Voting Capital
			On June 30, 2025	On June 30, 2025
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (4)	São Paulo - Brazil	Dental care	52.89%	52.89%
Insurance - Overseas				
Bradesco Argentina de Seguros S.A. (1) (4)	Buenos Aires - Argentina	Insurance	99.98%	99.98%
Other Activities - Brazil				
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%
Investment Funds (5)				
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco Fundo de Investimento RF Memorial	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The functional currency of this company is the Mexican Peso;
(3) The functional currency of this company is the US Dollar;
(4) Accounting information used with date lag of up to 60 days; and
(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The consolidated financial statements comply, in all material respects, with the principles, methods, and criteria consistent with those adopted for the annual consolidated financial statements for the year ended December 31, 2024, except for the material accounting polices applied in the preparation of the consolidated financial statements due to the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 on January 1, 2025, as presented below.

b) Income and expense recognition

Income from financial assets and interest expense on liabilities are recognized on an accrual basis in the consolidated statement of income. With regard to financial assets measured at amortized cost and FVOCI and interest expenses on liabilities classified at amortized cost, the Organization uses the effective interest rate method, except instruments of equity cost.

c) Financial assets and liabilities

I) Financial assets

The Organization classifies and measures financial assets based both on business model for the management of financial assets, and on the characteristics of the contractual cash flow.

The Organization classifies financial assets into three categories: (i) measured at amortized cost (AC); (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the Organization manages its financial assets to generate cash flows. The purpose of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) to maintain the assets for trading. When the financial assets conform to the business models (i) and (ii), the SPPJ test should be applied. Financial assets held under business model (iii) are measured at fair value (FVTPL).

- Teste SPPJ: O objetivo deste teste é avaliar os termos contratuais dos instrumentos financeiros para determinar se dão origem a fluxos de caixa em datas específicas que se enquadram como somente pagamento de principal e juros sobre o montante principal.

- SPPJ Test: The purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives.

- **Measured at fair value through profit and loss**

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded in the consolidated statement of financial position at fair value with the transaction cost and subsequent changes are recognized immediately in profit or loss.

Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the statement of income under "Net gains /(losses) from financial assets and liabilities at fair value through profit or loss". Interest income on financial assets measured at FVTPL is included in "Income from operations with securities and similar instruments". For the treatment of derivative assets see Note 7f III).

- **Measured at fair value through other comprehensive income**

They are financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is both to maintain the assets to receive the contractual cash flows as well as for sale.

Financial assets are initially recognized at fair value, plus any income or transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in Other Comprehensive Income. Expected loan losses are recorded in the statement of income.

Interest income is recognized in the statement of income using the effective interest rate method. Dividend income is recognized within "Net gain or (loss) with securities and interbank investments" when the Organization's right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 7f (III) for more details of the treatment of the expected loan losses.

The Organization can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any effects on the Consolidated Statement of Income of subsequent events related to this asset, except for dividends that represent the investment result itself.

- **Measured at amortized cost**

Financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is to maintain the assets to receive the contractual cash flows.

The financial assets measured at amortized cost are assets initially recognized at fair value including direct and incremental costs, and accounted for, subsequently, at amortized cost, using the effective interest rate method.

In the case of expected loan loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

II) Financial liabilities

The Organization classifies its financial liabilities as measured at amortized cost, using the effective interest rate method, except for financial liabilities held for trading.

Financial liabilities held for trading recognized by the Organization are derivative financial instruments that are recorded and assessed at fair value, and the respective changes in fair value are immediately recognized in profit or loss.

The Organization does not have any financial liabilities designated at fair value through profit or loss.

For the treatment of derivatives see Note 7.

III) Derivative financial instruments and hedge operations

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge).

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature as:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 7.

IV) Write-off

Financial assets are written off when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are written off by the Organization when they have been discharged, paid, redeemed, cancelled or expired.

.

V) Restructuring

Restructured financial assets are those in which there is a change in the conditions originally agreed upon of the instrument or the replacement of the original financial instrument by another, with partial or full liquidation or refinancing of the original obligation. The restructurings in which there are significant concessions to the counterpart, due to the relevant deterioration of its creditworthiness, which would not be granted if such deterioration did not occur, are characterized as restructurings.

The transactions of the restructuring portfolio are shown in Note 12 e.

VI) Determination of fair value

The determination of fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly handled instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the purchase and sale price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 38g.

VII) Expected credit losses

Regarding the provision for loan losses, CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23 establish criteria applicable to financial instruments, including leasing operations, financial guarantees provided, credit commitments and credits to be released.

The Organization assesses the credit risk and the expected losses collectively, grouping the financial instruments, managed on a mass basis, into homogeneous groups of risk according to its credit policy. The complete methodology for calculating expected losses associated with credit risk is adopted, defined in article 44 of the above resolutions, being mandatory for Segment 1 institutions (S1).

The expected losses are calculated on prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial assets measured at FVTPL in level 1 of the fair value hierarchy that are private securities or operations with characteristic of credit concession, financial guarantees, credit commitments and credits to be released.

Constitution of Provision

The provision for expected losses is constituted in its initial recognition based on the stage of credit risk of the financial instrument, as an expense of the period and in return to the appropriate account of the asset for financial assets and leasing or liabilities for financial guarantees, credit commitments, receivables to be released and considerations from operating leasing operations.

The provision is constituted on the gross accounting value of the financial assets, which include the appropriation of interest and charges (accrual) by the effective interest rate up to the moment it becomes an asset with problems of credit recovery.
Bradesco constitutes a provision for expected losses for credit commitments and non-cancellable credits to be released and monitored on a mass basis on the

present value of the estimated use of resources of credit commitments and the present value of the credits to be released.

As for financial guarantees provided, the provision is constituted on the present value of the estimated future disbursements of the institution's liability, linked to financial collateral contracts provided, considering the probability of future disbursements in the event that the guaranteed counterpart does not honor the obligation in accordance with the current contractual provisions.

The provision for loss is reviewed monthly, whenever there is a change in the estimate of the expected loss or in the stage of the instrument.

Allocation in Stages

Financial instruments are allocated in one of three stages, from their initial recognition and will be reallocated between them as their credit risk increases or decreases, considering the emergence of relevant new facts.

First stage: Instruments that are not characterized as assets with a credit recovery problem and whose credit risk has not increased significantly. A significant increase in credit risk is considered when there is a delay of more than 30 days in the payment of the principal or charges. In specific cases, a delay of payment up to 60 days can be considered, according to consistent and verifiable evidence.

For the instruments allocated in the first stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as a financial asset with a problem of credit recovery in the next 12 months or during the expected period of the instrument, when it is less than 12 months.

Second stage: Instruments whose credit risk has increased significantly, or which are no longer characterized as assets with a credit recovery problem.

For the instruments allocated in the second stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as an asset with a problem of credit recovery during the whole expected period of the financial instrument.

Third stage: Instruments with a credit recovery problem.

In the third stage, the provision corresponds to the expected loss determined by the institution, considering that the instrument is characterized as an asset with a credit recovery problem.

They are classified at this stage: the defaulted financial assets (over 90 days), those that have an indication that their obligation will not be fully honored under the agreed conditions, without the need to resort to guarantees or collaterals and restructured financial assets. All instruments of the same counterpart are relocated to the third stage, unless they present a significantly lower credit risk. These instruments have their recognition of suspended revenues (stop-accrual),

and are entered into the accounts only upon receipt, by the cash regime. This approach also applies to possible gains in the restructurings.

In addition, for defaulted assets (over 90 days) that are part of the third stage, provision is made for losses incurred, as a component of the provision for expected losses. This provision is calculated based on percentages, according to the portfolios (C1 to C5) and the delay ranges stipulated in BCB Resolution No. 352/23.

When there is significant amortization of the operation, or when new relevant facts justify the change in the level of risk, the reclassification of the operation to the lower risk category (financial recovery), resulting in the return of the recognition of revenues (accrual) to the instruments of the third stage and reversals of provision.

The financial instrument will be written off when there is no reasonable expectation of recovery. The corresponding registration is made in compensation accounts and identification controls, remaining until the exhaustion of all collection procedures for a minimum period of five years. In the case of subsequent recoveries or restructurings of financial assets previously written off, the recovered amounts are credited in the income statement up to the limit of the amount previously written off. The assets are then allocated in the third stage, with provision for expected losses equal to the total value of the instrument.

Any gains from the restructuring are only recognized when effectively received, regardless of whether they are active or recovered from loss.

The allocation in stages is reviewed: monthly, in the case of delays in payment of the principal and charges; every six months for instruments of the same counterpart whose amount is higher than 5% of the shareholders' equity of the institution; once every 12 months for the other instruments, whenever new facts indicate a significant change in the quality of credit; and when the instrument is restructured.

Determination

Bradesco evaluates the expected loss associated with the credit risk of financial instruments based on consistent and verifiable criteria, using measurement techniques compatible with the nature and complexity of the financial instruments.

The assessment of credit risk and expected loss associated with credit risk can be carried out collectively using an appropriate model for the treatment of credit risk by portfolio. Financial instruments belonging to the same homogeneous group of risk are grouped together and are defined in the credit policy and in the institution's credit management procedures as retail operations.

The following parameters shall be considered in percentage terms:

- **Probability of Credit Recovery:** Assessed based on the expected period of the financial instrument and in the current economic situation, as well as forecasts of changes in economic and market conditions.

- **Recovery Expectation:** It considers recovery costs, characteristics of guarantees or collaterals, historical recovery rates, granting advantages to the counterpart and economic forecasts.

The recovery expectation corresponds to the ratio between the present value of the expected cash flows during the credit recovery process and the value of the defined calculation base.

When estimating the recovery expectation, Bradesco observes specific criteria, such as the use of the effective interest rate of the instrument in the initial recognition and the consideration of expected cash flows, both positive and negative.

Methodologies and assumptions are regularly reviewed to reduce any differences between loss estimates and actual loss.

d) Interest

The Organization decided to use the proportional differentiated methodology for the purpose of recognizing revenue and expenses related to transaction costs by the effective interest rate of loan operations and other transactions as a credit concession classified in the amortized cost category, as provided by article No. 75 of BCB Resolution No. 352/23.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses that comprise it. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

Additionally, the Organization decided on some components in the use of materiality for the purposes of effective interest rate, according to article No. 13 of BCB Resolution No. 352/23.

The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset.

e) Premises and equipment

Corresponds to rights relating to tangible assets used in the Organization's operations.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 15.
The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset.

i. Organization's Leases (Lessee)

As a lessee, the Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Organization applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

At the beginning of a lease, the Organization recognizes a "lease liability" to make lease payments and right-of-use assets representing the right to use the underlying assets. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the lease payments that are not made from the initial date, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a "Interest and similar expenses" and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of CMN Resolution No. 4,975/21, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

ii. Short-term leases and leases of low-value assets

The Organization applies the exemption from recognition of short-term lease to its leases whose term is 12 months or less from the start date and which do not contain a purchase option. It also applies to the exemption from recognition of

low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

f) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, , borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at amortized cost, discounted by the effective interest rate, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 18,19,20 and 21.

ii. Funding expenses

Expenses incurred to issue securities are presented as a reduction in the corresponding liability and
appropriated to profit or loss over the term of the related security. The composition of the respective balances of these fundings are presented in Note 18e.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2025

CMN Resolution No. 4,975/21 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23, applicable as of January 1, 2025 - Provides for the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replacing Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082, among other rules.

On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. These rules impact the calculation of profits subject to income tax and CSLL. The main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days).

With the publication of Law No. 15,078 on December 27, 2024, losses related to credits that are in default on December 31, 2024, and that have not been deducted up to that date (inventory), may only be excluded in determining the real profit and the CSLL calculation basis at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Law vetoed the deduction of losses incurred in 2025 that exceed the real profit for the year. Losses not deducted in this period will be treated in the same way as the inventory on January 1, 2025.

I) Risk classification in the previous fiscal year and its new classification, in accordance with current regulations:

In accordance with article 105 of BCB Resolution 352/23, below is the risk classification in the previous fiscal year as well as the respective level of provision for expected loss associated with credit risk, in accordance with previous regulations:

Modalities and Risk Levels - According to Previous Regulation										R$ thousands
	Levels of risk									
	AA	A	B	C	D	E	F	G	H	Total portfolio as of December 31, 2024
Total portfolio as of December 31, 2024	271,600,591	238,604,704	107,376,421	32,953,602	13,443,790	19,611,591	5,673,688	5,053,904	24,875,732	719,194,023
Balance of Expected Losses Associated with Credit Risk on December 31, 2024	-	1,384,118	1,172,512	1,331,698	3,087,425	8,017,913	3,676,052	4,729,546	24,875,732	48,274,996

In accordance with article 105 of BCB Resolution 352/23, below is the risk classification for the current year, as well as the respective level of provision for expected losses associated with credit risk, in accordance with the new regulations:

Financial Instruments and Risk Stages – According to New Regulation				R$ thousands
	Levels of risk			
	Stage 1	Stage 2	Stage 3	Total portfolio as of January 1, 2025
Total portfolio as of January 1, 2025	629,751,917	28,858,215	60,648,453	719,258,585
Balance of Expected Losses Associated with Credit Risk on January 1, 2025	9,748,637	4,226,632	36,484,191	50,459,460
Provision for Credit Limits Granted	2,103,867	62,000	319,588	2,485,455
Others	308,154	34,244	423,461	765,859
Balance of Expected Losses Associated with Credit Risk on January 1, 2025	12,160,658	4,322,876	37,227,240	53,710,774

II)Hedge Accounting categories in the previous financial year and their new classification, in accordance with current regulations:

In accordance with article 106 of BCB Resolution 352/23, there were no reclassifications of categories of Hedge Accounting structures existing on the balance sheet date of the previous fiscal year and their new classifications, nor were there any discontinuations of Hedge Accounting structures, in accordance with current regulations.

b) Standards, amendments and interpretations of standards applicable in future periods

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary rules to CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027.

In 2024, CMN Resolution 5,146 and BCB Resolution 397 were issued, complementary rules to CMN Resolution 4,966/21, which allowed the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows.

The Bank has been evaluating the application of these standards and the possible impacts resulting from their adoption are being assessed and will be concluded by the date the standards come into force.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS

Except for the measurement of the Provision for Expected Losses associated with Credit Risk, the significant accounting estimates and judgments used in the preparation of these financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2024.

Provision for Expected Losses Associated with Credit Risk

The measurement of the provision for expected losses associated with credit risk requires the use of quantitative models and assumptions about future economic conditions and the behavior of financial instruments.
Several significant judgments are also necessary to apply the accounting requirements for measuring the provision, such as:

- Determining criteria for the classification of financial instruments;
- Grouping financial instruments with similar risk profiles;
- Selecting appropriate quantitative models and assumptions; and
- Establishing different prospective scenarios and their weightings.

The process of determining the level of provision for expected losses associated with credit risk requires estimates and the use of judgments, and it is possible that losses reported in subsequent periods may differ from those calculated based on current estimates and assumptions.

5) CASH AND CASH EQUIVALENTS

	R$ thousands
	On June 30, 2025
Cash and due from banks in domestic currency	13,014,658
Cash and due from banks in foreign currency	3,582,790
Total cash and due from banks	**16,597,448**
Discretionary deposits at the Central Bank	11,099,998
Interbank investments (1)	195,131,941
Total cash and cash equivalents	**222,829,387**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

Securities								R$ thousands
	On June 30, 2025							
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Fair Value	Amortized cost	Net change in fair value
- Financial	**19,712,806**	**3,937,263**	**2,575,377**	**55,829,921**	**18,924,000**	**100,979,367**	**101,289,595**	**(310,228)**
National treasury bills	19,349,985	1,408,761	81,495	5,930,761	-	26,771,002	26,691,668	79,334
National treasury notes	-	2,199	2,101	31,966,709	-	31,971,009	31,979,442	(8,433)
Stocks	-	-	-	-	10,902,538	10,902,538	11,274,313	(371,775)
Financial treasury bills	960	2,156,158	1,590,068	9,103,859	-	12,851,045	12,830,190	20,855
Other	361,861	370,145	901,713	8,828,592	8,021,462	18,483,773	18,513,982	(30,209)
- Insurance Group	**2,024,981**	**5,466,881**	**8,804,414**	**301,486,510**	**10,173,069**	**327,955,855**	**327,324,395**	**631,460**
• Insurance and Capitalization bonds	**843,463**	**7,879**	**1,102,544**	**18,573,291**	**2,378,551**	**22,905,728**	**22,922,879**	**(17,151)**
- Financial treasury bills	26,843	7,879	1,084,602	18,351,367	-	19,470,691	19,466,688	4,003
- Other	816,620	-	17,942	221,924	2,378,551	3,435,037	3,456,191	(21,154)
• Pension plans	**1,181,518**	**5,459,002**	**7,701,870**	**282,913,219**	**7,794,518**	**305,050,127**	**304,401,516**	**648,611**
- Financial treasury bills	11,164	669,366	4,422,884	188,176,354	-	193,279,768	192,888,158	391,610
- Financial bills	745,371	4,548,156	1,603,795	29,115,098	-	36,012,420	35,756,993	255,427
- National treasury notes	-	-	-	29,427,452	-	29,427,452	29,787,999	(360,547)
- Debentures	13,466	46,323	522,616	22,958,749	-	23,541,154	23,438,601	102,553
- National treasury bills	17,790	34,463	79,633	12,756,206	-	12,888,092	12,629,727	258,365
- Other	393,727	160,694	1,072,942	479,360	7,794,518	9,901,241	9,900,038	1,203
- Other activities	**-**	**-**	**3,771**	**-**	**-**	**3,771**	**3,768**	**3**
Financial treasury bills	-	-	3,771	-	-	3,771	3,768	3
Total	**21,737,787**	**9,404,144**	**11,383,562**	**357,316,431**	**29,097,069**	**428,938,993**	**428,617,758**	**321,235**

b) Liabilities at fair value through profit or loss

	R$ thousands
	On June 30, 2025
Derivative financial instruments	20,354,407
Total	**20,354,407**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that

may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

				R$ thousands
	On June 30, 2025			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
Futures contracts				
Purchase commitments:	**158,804,761**	**93,386**	**542,018**	**635,404**
- Interbank market	89,444,075	61,342	61,492	122,834
- Foreign currency	48,842,525	14,845	425,700	440,545
- Other	20,518,161	17,199	54,826	72,025
Sale commitments:	**128,744,514**	**(110,619)**	**(398,482)**	**(509,101)**
- Interbank market (1)	88,447,389	(98,382)	(120,905)	(219,287)
- Foreign currency (2)	32,061,431	(3,919)	(233,276)	(237,195)
- Other	8,235,694	(8,318)	(44,301)	(52,619)
Option contracts				
Purchase commitments:	**642,934,666**	**785,105**	**133,075**	**918,180**
- Interbank market	567,818,389	335,063	-	335,063
- Foreign currency	3,838,222	42,786	145,610	188,396
- Other	71,278,055	407,256	(12,535)	394,721
Sale commitments:	**628,741,610**	**(1,760,391)**	**236,896**	**(1,523,495)**
- Interbank market	568,484,343	(204,725)	-	(204,725)
- Foreign currency	6,160,544	(262,368)	(61,920)	(324,288)
- Other	54,096,723	(1,293,298)	298,816	(994,482)
Forward contracts				
Purchase commitments:	**63,868,302**	**10,411,069**	**(22,346)**	**10,388,723**
- Foreign currency	53,678,951	2,580,952	-	2,580,952
- Other	10,189,351	7,830,117	(22,346)	7,807,771
Sale commitments:	**63,926,755**	**(10,715,379)**	**(119)**	**(10,715,498)**
- Foreign currency (2)	61,109,450	(3,466,436)	-	(3,466,436)
- Other	2,817,305	(7,248,943)	(119)	(7,249,062)
Foreign exchange contracts				
Purchase commitments:	**32,168,647**	**(410,145)**	**-**	**(410,145)**
- Foreign currency	32,168,647	(410,145)	-	(410,145)
Sale commitments:	**10,849,977**	**(72,458)**	**-**	**(72,458)**
- Foreign currency	10,849,977	(72,458)	-	(72,458)
Swap contracts				
Assets (long position):	**1,058,229,098**	**5,701,724**	**3,069,732**	**8,771,456**
- Interbank market	338,711,693	2,443,266	153,649	2,596,915
- Fixed rate	111,811,393	1,310,199	451,509	1,761,708

	R$ thousands			
	On June 30, 2025			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
- Foreign currency	559,429,357	1,681,879	612,515	2,294,394
- Other	48,276,655	266,380	1,852,059	2,118,439
Liabilities (short position):	**659,481,412**	**(6,339,970)**	**(602,407)**	**(6,942,377)**
- Interbank market	27,076,058	(641,167)	(931,097)	(1,572,264)
- Fixed rate	538,455,591	(846,462)	(42,089)	(888,551)
- Foreign currency	58,392,083	(3,038,139)	14,218	(3,023,921)
- IGPM (General Index of market pricing)	103,000	(149,662)	14,792	(134,870)
- Other	35,454,680	(1,664,540)	341,769	(1,322,771)
Total	**3,447,749,742**	**(2,417,678)**	**2,958,367**	**540,689**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$39,124,975; and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$7,137,537 thousand (Note 7f II); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$37,744,983 thousand.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

							R$ thousands
	On June 30, 2025						
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair Value	Amortized cost	Fair Value Adjustment
Swaps	615,346	287,170	526,618	7,342,322	8,771,456	5,701,724	3,069,732
Futures	161,686	24,901	24,764	424,053	635,404	93,386	542,018
Forward purchases	2,098,620	596,292	1,300,601	6,399,353	10,394,866	10,417,212	(22,346)
Forward sales (1)	3,289	1,273	543	8	5,113	5,113	-
Purchases of foreign currency receivable	56,901	1,985	7,560	-	66,446	66,446	-
Sales of foreign currencies receivable	101,524	1,525	582	-	103,631	103,631	-
Premiums on exercisable options	715,469	63,974	45,642	93,095	918,180	785,106	133,074
Total assets (A)	**3,752,835**	**977,120**	**1,906,310**	**14,258,831**	**20,895,096**	**17,172,618**	**3,722,478**
Swaps	(371,554)	(251,271)	(1,178,188)	(5,141,364)	(6,942,377)	(6,339,970)	(602,407)
Future	(165,949)	(8,493)	(113,011)	(221,648)	(509,101)	(110,619)	(398,482)
Forward purchases	(5,910)	(94)	-	(139)	(6,143)	(6,143)	-
Forward sales	(2,384,340)	(883,973)	(1,221,543)	(6,230,755)	(10,720,611)	(10,720,492)	(119)
Foreign currency purchases payable	(227,413)	(190,552)	(58,626)	-	(476,591)	(476,591)	-
Sales of foreign currencies payable	(176,054)	(35)	-	-	(176,089)	(176,089)	-
Premiums on written options	(641,792)	(142,531)	(98,452)	(640,720)	(1,523,495)	(1,760,392)	236,897
Total liabilities (B)	**(3,973,012)**	**(1,476,949)**	**(2,669,820)**	**(12,234,626)**	**(20,354,407)**	**(19,590,296)**	**(764,111)**
Net position (A-B)	**(220,177)**	**(499,829)**	**(763,510)**	**2,024,205**	**540,689**	**(2,417,678)**	**2,958,367**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, Options, forward, exchange and swap contracts – Nominal Value

					R$ thousands
	On June 30, 2025				
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total
Futures contracts (1)	98,050,091	15,027,109	42,359,470	132,112,605	287,549,275
Option contracts	752,113,908	275,693,605	238,392,229	5,476,534	1,271,676,276
Forward contracts (1)	63,865,326	24,171,839	21,743,078	18,014,814	127,795,057
Foreign exchange contracts	21,576,940	10,240,440	10,494,663	706,581	43,018,624
Swap contracts	144,496,542	101,495,382	607,159,179	864,559,407	1,717,710,510
Total on June 30, 2025	**1,080,102,807**	**426,628,375**	**920,148,619**	**1,020,869,941**	**3,447,749,742**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments

	R$ thousands
	On June 30, 2025
Government securities	
National treasury notes	2,193,393
Financial treasury bills	516,346
National treasury bills	1,770,271
Total	**4,480,010**

e) Gains and losses, net

	R$ thousands
	For the six-month period ended June 30, 2025
Futures contracts (1)	3,816,165
Option contracts	(198,341)
Forward contracts (1)	(2,546,555)
Foreign exchange contracts	1,506,124
Swap contracts	(1,361,574)
Foreign exchange variation of assets and liabilities overseas	(823,888)
Total (Note 7f III)	**391,931**

(1) Includes the gain (loss) and the respective adjustment to the fair value of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and conterparty

	R$ thousands
	On June 30, 2025
B3 (stock exchange)	1,523,982,623
B3 (over-the-counter)	**311,137,387**
- Financial Institutions	59,408,378
- Companies	250,039,861
- Individuals	1,689,148
Overseas (stock exchange) (1)	23,225,915
Overseas (over-the-counter) (1)	1,589,403,817
Total	**3,447,749,742**

(1)Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) *Credit Default Swap* (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands
	On June 30, 2025
Risk received in credit swaps - Notional	**1,161,980**
- Debt securities issued by companies	801,566
- Brazilian government bonds	360,414
Risk transferred in credit swaps - Notional	**(136,427)**
- Companies bonds	(136,427)

The contracts related to credit derivatives transactions described above are due in 2031. There were no credit events, as defined in the agreements, during the period.

II) ***Hedge Acconting***

On June 30, 2025, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	7,137,537	7,264,877	(87,490)	(48,119)
Hedge of interest payments on funding (1)	39,124,975	39,066,419	(238,183)	(131,161)

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3, swaps and FED funds, with maturit y dates until 2030, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$(217,564) thousand.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended June 30, 2025.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,336,234	5,031,325	(1,046,308)	(548,710)
Total on June 30, 2025	**5,336,234**	**5,031,325**	**(1,046,308)**	**(548,710)**

(1)Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$5,308 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the period ended June 30, 2025 was R$673 thousand.

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousands
	Six-month period ended June 30
Interest income from investments in securities	22,731,530
Gains/(losses) at fair value through profit or loss	607,178
Gains/(losses) at fair value through other comprehensive income	102,766
Gains/(losses) at amortized cost	(136,469)
Interbank investments (Note 10b)	15,390,061
Net gain or (loss) with Securities	**38,695,066**
Financial income from insurance, pension plans and capitalization bonds (1)	3,914,386
Net gain or (loss) from derivative financial instruments (7e)	391,931
Total	**43,001,383**

(1) In the six-month period ended June 30, 2025, comprises financial income from insurance, pension plans and capitalization in the amount of R$32,147,056 thousand and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(28,232,670) thousand .

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

Securities								R$ thousands
	On June 30, 2025							
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Fair Value	Amortized cost	Net change in fair value
- Financial	**6,218,508**	**5,852,917**	**12,650,620**	**35,146,364**	**112,901**	**59,981,310**	**60,080,959**	**(99,649)**
National treasury bills	4,155,202	-	7,954,026	4,378,474	-	16,487,702	16,568,954	(81,252)
Financial treasury bills	-	1,141,748	3,390,942	18,755,451	-	23,288,141	23,247,519	40,622
Foreign government bonds	1,876,517	4,457,847	294,451	221,969	-	6,850,784	6,837,052	13,732
National treasury notes	-	-	-	5,598,756	-	5,598,756	5,666,177	(67,421)
Other	186,789	253,322	1,011,201	6,191,714	112,901	7,755,927	7,761,257	(5,330)
- Insurance Group	**-**	**7,071**	**68,299**	**30,506,689**	**4,599,798**	**35,181,857**	**40,658,020**	**(5,476,163)**
• Insurance and Capitalization bonds	**-**	**-**	**5,303**	**11,269,019**	**2,660,597**	**13,934,919**	**17,491,366**	**(3,556,447)**
- National treasury notes	-	-	-	10,787,489	-	10,787,489	12,728,239	(1,940,750)
- Stocks	-	-	-	-	2,659,224	2,659,224	4,269,136	(1,609,912)
- Other	-	-	5,303	481,530	1,373	488,206	493,991	(5,785)
• Pension plans	**-**	**7,071**	**62,996**	**19,237,670**	**1,939,201**	**21,246,938**	**23,166,654**	**(1,919,716)**
- National treasury notes	-	-	-	18,695,451	-	18,695,451	20,783,538	(2,088,087)
- Stocks	-	-	-	-	1,939,201	1,939,201	1,798,541	140,660
- Other	-	7,071	62,996	542,219	-	612,286	584,575	27,711
- Other activities	**-**	**1**	**-**	**-**	**437**	**438**	**159**	**279**
Other	-	1	-	-	437	438	159	279
Total	**6,218,508**	**5,859,989**	**12,718,919**	**65,653,053**	**4,713,136**	**95,163,605**	**100,739,138**	**(5,575,533)**

Net gains and losses on financial assets at FVOCI consist mainly of the recording of changes in the fair value of financial assets when they are sold, which are substantially fixed income securities. Gains and losses recognized in income resulting from the derecognition of these assets totaled R$ 102,766 thousand in the period.

b) Investments in equity intruments designated at fair value through other comprehensive income

	R$ thousands		
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,068,341	(1,468,890)	4,599,451
Total on June 30, 2025	**6,068,341**	**(1,468,890)**	**4,599,451**

Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$ (499,738) thousand was transferred within equity during the period. On the date of the write-off, the fair value of these equity instruments was R$1,844,223 thousand.

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market.

c) Reconciliation of expected losses of financial assets at FVOCI

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI as of January 1, 2025	**13.022**	**1.565**	**-**	**14.587**
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transferred to Stage 3	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
Transfer from Stage 3	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	15,130	(1.565)	-	13,565
Expected loss of financial assets at FVOCI as of June 30, 2025	**28,152**	**-**	**-**	**28,152**

9) BONDS AND SECURITIES AT AMORTIZED COST

R$ thousands

Securities	On June 30, 2025						
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost	Fair Value	Net change in fair value (1)
- Financial	**7,083,438**	**10,266,860**	**30,064,317**	**185,479,568**	**232,894,183**	**226,958,988**	**(5,935,195)**
Debentures	202,188	3,626,620	3,289,763	41,959,091	49,077,662	46,901,579	(2,176,083)
National treasury notes	-	-	-	58,112,730	58,112,730	54,641,329	(3,471,401)
National treasury bills	5,699,844	-	15,367,235	28,229,451	49,296,530	48,481,576	(814,954)
Rural product notes	609,582	5,146,289	4,216,803	25,068,815	35,041,489	35,255,070	213,581
Promissory notes	400,920	1,216,640	2,856,495	17,612,497	22,086,552	22,639,105	552,553
Other	170,904	277,311	4,334,021	14,496,984	19,279,220	19,040,329	(238,891)
- Insurance Group	-	-	-	**52,648,723**	**52,648,723**	**48,847,347**	**(3,801,376)**
• Insurance and Capitalization bonds	-	-	-	**12,671,935**	**12,671,935**	**10,905,899**	**(1,766,036)**
- National treasury notes	-	-	-	12,671,935	12,671,935	10,905,899	(1,766,036)
• Pension plans	-	-	-	**39,976,788**	**39,976,788**	**37,941,448**	**(2,035,340)**
- National treasury notes	-	-	-	39,976,788	39,976,788	37,941,448	(2,035,340)
Total	**7,083,438**	**10,266,860**	**30,064,317**	**238,128,291**	**285,542,906**	**275,806,335**	**(9,736,571)**

(1) Gains and losses are not recognized in the financial statements.

I) Reconciliation of expected losses of financial assets at amortized cost:

R$ thousands

	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2025	**711,909**	**50,705**	**5,408,826**	**6,171,440**
Transferred to Stage 1	-	(2,087)	(5,835)	(7,922)
Transferred to Stage 2	(7,964)	-	(13,045)	(21,009)
Transferred to Stage 3	(3,945)	(8,736)	-	(12,681)
Transfer from Stage 1	-	7,964	3,945	11,909
Transfer from Stage 2	2,087	-	8,736	10,823
Transfer from Stage 3	5,835	13,045	-	18,880
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	22,504	52,492	(231,228)	(156,232)
Expected loss of financial assets at amortized cost on June 30, 2025	**730,426**	**113,383**	**5,171,399**	**6,015,208**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) INTERBANK INVESTMENTS

a) Breakdown and maturity

	R$ thousands				
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Repurchase agreements:					
Own portfolio position	**36,693,335**	**1,159,484**	**15,390**	**-**	**37,868,209**
• National treasury notes	18,295,701	674,634	-	-	18,970,335
• National treasury bills	4,657,876	167,817	-	-	4,825,693
• Financial treasury bills	11,745,841	100,981	-	-	11,846,822
• Other	1,993,917	216,052	15,390	-	2,225,359
Funded position	**153,884,658**	**1,388,549**	**15,235**	**-**	**155,288,442**
• National treasury notes	66,054,730	348,011	-	-	66,402,741
• National treasury bills	43,703,940	-	-	-	43,703,940
• Financial treasury bills	44,000,923	907,857	-	-	44,908,780
• Other	125,065	132,681	15,235	-	272,981
Unrestricted position	**6,737,665**	**9,377,963**	**-**	**-**	**16,115,628**
• Financial treasury bills	6,737,665	9,377,963	-	-	16,115,628
Subtotal	**197,315,658**	**11,925,996**	**30,625**	**-**	**209,272,279**
Interest-earning deposits in other banks:					
• Interest-earning deposits in other banks:	2,278,283	2,806,062	5,512,011	2,580,914	13,177,270
Subtotal	**2,278,283**	**2,806,062**	**5,512,011**	**2,580,914**	**13,177,270**
Investments in foreign currencies:					
• Notice Period	64,566	-	-	-	64,566
• Fixed Term	612,040	-	-	-	612,040
Subtotal	**676,606**	**-**	**-**	**-**	**676,606**
On June 30, 2025	**200,270,547**	**14,732,058**	**5,542,636**	**2,580,914**	**223,126,155**
%	**89.7**	**6.6**	**2.5**	**1.2**	**100.0**

b) Income from interbank investment

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

	R$ thousands
	Six-month period ended June 30, 2025
Income from investments in purchase and sale commitments:	
• Own portfolio position	4,253,582
• Funded position	8,455,422
• Unrestricted position	666,476
Subtotal	**13,375,480**
Income from interest-earning deposits in other banks/Others	**2,014,581**
Total (Note 7f III)	**15,390,061**

11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and Other deposits

		R$ thousands
	Remuneration	On June 30, 2025
Compulsory deposit – demand deposits	not remunerated	9,976,278
Compulsory deposit – savings deposits	savings index	25,078,523
Compulsory deposit – time deposits	Selic rate	74,364,369
Discretionary deposits at the Central Bank	Selic rate	11,099,998
Total		**120,519,168**

b) Revenue from compulsory and other deposits with the Brazilian Central Bank

	R$ thousands
	Six-month period ended June 30, 2025
Reserve requirement – Bacen (Compulsory deposit)	5,459,037
Reserve requirement – SFH (1)	12,606
Total	**5,471,643**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under caption "Other assets"

12) LOANS AND OTHER CREDIT EXPOSURES

a) Loans by type of product

	R$ thousands
	On June 30, 2025
Companies	**316,929,417**
- Financing and On-lending	**132,074,518**
- Financing and export	38,991,490
- Housing loans	31,393,259
- Onlending BNDES/Finame	20,519,345
- Vehicle loans	22,230,135
- Import	12,262,793
- Leases	6,677,496
- Borrowings	**168,147,991**
- Working capital	110,820,216
- Rural loans	11,951,701
- Other	45,376,074
- Limit operations (1)	**16,706,908**
Individuals	**421,386,000**
- Financing and On-lending	**155,150,232**
- Housing loans	111,219,616
- Vehicle loans	36,597,258
- Onlending BNDES/Finame	6,892,099
- Other	441,259
- Borrowings	**183,399,132**
- Personal credit	149,210,270
- Rural loans	15,271,823
- Other	18,917,039
- Limit operations (1)	**82,836,636**
Total portfolio	**738,315,417**
Impairment of loans	**(49,681,942)**
Total loans, net (2)	**688,633,475**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and
(2) Composed of Loans Operations - R$ 582,259,774 thousand, Leases - R$ 6,795,091 thousand, and Other Financial Assets - R$ 99,578,610 thousand, net of provisions for expected losses.

b) Rural loans (Resource Allocation)

For the 2024/2025 Crop Plan, which ended on June 30, 2025, the allocation of rural loans in the amount to R$38,006,817 thousand, corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (50%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR – Rural Producer Bond and CDCA – Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities.

c) Reconciliation of the gross book value of loan operations

R$ thousands

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated/ Settlements	(Write off)	Balance on June 30, 2025 (1)
Companies	**282,633,333**	**(4,012,631)**	**(1,853,084)**	**803,396**	**141,835**	**5,399,989**	**-**	**283,112,838**
- Financing	125,114,755	(1,257,848)	(314,131)	194,567	63,683	813,035	-	**124,614,061**
- Borrowings	145,133,328	(2,460,994)	(1,424,489)	538,668	73,220	2,369,980	-	**144,229,713**
- Revolving	12,385,250	(293,789)	(114,464)	70,161	4,932	2,216,974	-	**14,269,064**
Individuals	**347,118,718**	**(7,666,251)**	**(3,459,026)**	**2,709,251**	**1,077,576**	**23,771,213**	**-**	**363,551,481**
- Financing	132,000,317	(3,261,698)	(1,058,750)	1,042,958	198,394	11,925,134	-	**140,846,355**
- Borrowings	149,534,315	(2,877,000)	(2,218,455)	1,176,466	435,725	9,592,860	-	**155,643,911**
- Revolving	65,584,086	(1,527,553)	(181,821)	489,827	443,457	2,253,219	-	**67,061,215**
Total	**629,752,051**	**(11,678,882)**	**(5,312,110)**	**3,512,647**	**1,219,411**	**29,171,202**	**-**	**646,664,319**

(1) Of the total assets allocated in the first stage, R$ 920,162 thousand have delays exceeding 30 days.

R$ thousands

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated/ Settlements	(Write off)	Balance on June 30, 2025
Companies	**6,946,383**	**(803,396)**	**(1,799,119)**	**4,012,631**	**127,036**	**195,535**	**-**	**8,679,070**
- Financing	1,861,943	(194,567)	(263,662)	1,257,848	10,731	(384,380)	-	2,287,913
- Borrowings	4,363,092	(538,668)	(1,355,709)	2,460,994	110,830	445,681	-	5,486,220
- Revolving	721,348	(70,161)	(179,748)	293,789	5,475	134,234	-	904,937
Individuals	**21,911,700**	**(2,709,251)**	**(4,303,957)**	**7,666,251**	**1,696,056**	**316,942**	**-**	**24,577,741**
- Financing	8,443,456	(1,042,958)	(1,045,732)	3,261,698	141,959	(728,325)	-	9,030,098
- Borrowings	9,169,428	(1,176,466)	(2,240,079)	2,877,000	1,424,827	599,194	-	10,653,904
- Revolving	4,298,816	(489,827)	(1,018,146)	1,527,553	129,270	446,073	-	4,893,739
Total	**28,858,083**	**(3,512,647)**	**(6,103,076)**	**11,678,882**	**1,823,092**	**512,477**	**-**	**33,256,811**

R$ thousands

Stage 3	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated/ Settlements	(Write off)	Balance on June 30, 2025 (1) (2)
Companies	**26,373,476**	**(141,835)**	**(127,036)**	**1,853,084**	**1,799,119**	**561,586**	**(5,180,885)**	**25,137,509**
- Financing	5,494,788	(63,683)	(10,731)	314,131	263,662	(552,939)	(272,684)	5,172,544
- Borrowings	19,479,034	(73,220)	(110,830)	1,424,489	1,355,709	611,675	(4,254,799)	18,432,058
- Revolving	1,399,654	(4,932)	(5,475)	114,464	179,748	502,850	(653,402)	1,532,907
Individuals	**34,274,975**	**(1,077,576)**	**(1,696,056)**	**3,459,026**	**4,303,957**	**5,883,245**	**(11,890,793)**	**33,256,778**
- Financing	4,432,803	(198,394)	(141,959)	1,058,750	1,045,732	(540,785)	(382,368)	5,273,779
- Borrowings	18,622,180	(435,725)	(1,424,827)	2,218,455	2,240,079	2,887,172	(7,006,017)	17,101,317
- Revolving	11,219,992	(443,457)	(129,270)	181,821	1,018,146	3,536,858	(4,502,408)	10,881,682
Total	**60,648,451**	**(1,219,411)**	**(1,823,092)**	**5,312,110**	**6,103,076**	**6,444,831**	**(17,071,678)**	**58,394,287**

(1) Of the total assets allocated to the third stage, R$ 25,281,814 thousand originated from restructured operations; and

(2) We do not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues.

R$ thousands

Consolidated - All stages	Balance on January 1, 2025	Originated/ Settlements	(Write off) (1)	Balance on June 30, 2025 (1)
Companies	**315,953,192**	**6,157,110**	**(5,180,885)**	**316,929,417**
- Financing	132,471,486	(124,284)	(272,684)	132,074,518
- Borrowings	168,975,454	3,427,336	(4,254,799)	168,147,991
- Revolving	14,506,252	2,854,058	(653,402)	16,706,908
Individuals	**403,305,393**	**29,971,400**	**(11,890,793)**	**421,386,000**
- Financing	144,876,576	10,656,024	(382,368)	155,150,232
- Borrowings	177,325,923	13,079,226	(7,006,017)	183,399,132
- Revolving	81,102,894	6,236,150	(4,502,408)	82,836,636
Total	**719,258,585**	**36,128,510**	**(17,071,678)**	**738,315,417**

(1) Of the total operations, R$646,664,319 thousand have low credit risk compared to the total portfolio. In addition, 58% of the operations are secured.

d) Reconciliation of expected losses from loans

R$ thousands

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**3,594,618**	**(135,222)**	**(100,934)**	**68,897**	**71,089**	**(98,419)**	**-**	**3,400,029**
- Financing	1,001,834	(30,370)	(7,135)	14,240	30,928	(61,514)	-	947,983
- Borrowings	2,273,738	(95,034)	(84,341)	52,280	38,234	(103,030)	-	2,081,847
- Revolving	319,046	(9,818)	(9,458)	2,377	1,927	66,125	-	370,199
Individuals	**6,157,999**	**(251,157)**	**(220,662)**	**285,548**	**471,951**	**(290,232)**	**-**	**6,153,447**
- Financing	437,710	(34,820)	(21,409)	41,802	47,798	(21,240)	-	449,841
- Borrowings	3,845,053	(163,508)	(189,227)	218,977	230,615	(131,585)	-	3,810,325
- Revolving	1,875,236	(52,829)	(10,026)	24,769	193,538	(137,407)	-	1,893,281
Total	**9,752,617**	**(386,379)**	**(321,596)**	**354,445**	**543,040**	**(388,651)**	**-**	**9,553,476**

R$ thousands

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**988,363**	**(68,897)**	**(363,915)**	**135,222**	**75,863**	**305,782**	**-**	**1,072,418**
- Financing	238,312	(14,240)	(54,843)	30,370	5,274	84,083	-	288,956
- Borrowings	619,065	(52,280)	(239,892)	95,034	68,244	112,336	-	602,507
- Revolving	130,986	(2,377)	(69,180)	9,818	2,345	109,363	-	180,955
Individuals	**3,236,267**	**(285,548)**	**(1,428,723)**	**251,157**	**943,690**	**927,902**	**-**	**3,644,745**
- Financing	414,750	(41,802)	(133,400)	34,820	39,001	128,568	-	441,937
- Borrowings	2,158,363	(218,977)	(954,727)	163,508	853,621	408,976	-	2,410,764
- Revolving	663,154	(24,769)	(340,596)	52,829	51,068	390,358	-	792,044
Total	**4,224,630**	**(354,445)**	**(1,792,638)**	**386,379**	**1,019,553**	**1,233,684**	**-**	**4,717,163**

R$ thousands

Stage 3	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**15,090,689**	**(71,089)**	**(75,863)**	**100,934**	**363,915**	**4,146,169**	**(5,180,885)**	**14,373,870**
- Financing	2,180,059	(30,928)	(5,274)	7,135	54,843	212,667	(272,684)	2,145,818
- Borrowings	12,049,650	(38,234)	(68,244)	84,341	239,892	3,255,682	(4,254,799)	11,268,288
- Revolving	860,980	(1,927)	(2,345)	9,458	69,180	677,820	(653,402)	959,764
Individuals	**21,391,524**	**(471,951)**	**(943,690)**	**220,662**	**1,428,723**	**11,302,958**	**(11,890,793)**	**21,037,433**
- Financing	1,790,547	(47,798)	(39,001)	21,409	133,400	794,403	(382,368)	2,270,592
- Borrowings	12,686,999	(230,615)	(853,621)	189,227	954,727	6,123,736	(7,006,017)	11,864,436
- Revolving	6,913,978	(193,538)	(51,068)	10,026	340,596	4,384,819	(4,502,408)	6,902,405
Total	**36,482,213**	**(543,040)**	**(1,019,553)**	**321,596**	**1,792,638**	**15,449,127**	**(17,071,678)**	**35,411,303**

R$ thousands

Consolidated - All stages	Balance on January 1, 2025	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2025
Companies	**19,673,670**	**4,353,532**	**(5,180,885)**	**18,846,317**
- Financing	3,420,205	235,236	(272,684)	**3,382,757**
- Borrowings	14,942,453	3,264,988	(4,254,799)	**13,952,642**
- Revolving	1,311,012	853,308	(653,402)	**1,510,918**
Individuals	**30,785,790**	**11,940,628**	**(11,890,793)**	**30,835,625**
- Financing	2,643,007	901,731	(382,368)	**3,162,370**
- Borrowings	18,690,415	6,401,127	(7,006,017)	**18,085,525**
- Revolving	9,452,368	4,637,770	(4,502,408)	**9,587,730**
Total	**50,459,460**	**16,294,160**	**(17,071,678)**	**49,681,942**

(1) Relates to early settlements, maturities and modifications.

e) Restructured Loans Operations

The total balance of "Loans Operations with expected losses" associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of restructured loans:

	R$ thousands
Opening balance on January 1, 2025	**34,755,068**
Amount restructured (1)	9,346,545
Amount received/Others (2)	(7,109,584)
Write-offs	(6,938,268)
Balance on June 30, 2025	**30,053,761**
Expected credit loss associated with credit risk	(16,866,762)
Total of restructured loan operations, net of expected loss	**13,186,999**

Expected loss on restructured loan operations as a percentage of total restructured loan operations	56.1%
Total of restructured loan operations as a percentage of the total credit portfolio	4.1%
Total restructured loan operations as a percentage of the total loans, net of expected loss	4.4%

(1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows; and

(2) Includes the settlement of restructured contracts through the realization of new operations.

At the time a loan is modified, Management considers the new loan's conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from restructurings, are recognized only when received.

f) Expected losses net of recoveries

Provision expense for expected losses associated with credit risk, net of recovery of written-off credits.

	R$ thousands
	For the six-month period ended June 30, 2025
Amount constituted	17,123,425
Amount recovered	(2,719,118)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**14,404,307**

(1) In the six-month period ended June 30, 2025, there were credit assignments from operations already written off as losses in the amount of R$ 605,555 thousand, with a sale value of R$ 86,357 thousand, and credit assignment from active operations in the amount of R$ 2,662 thousand, with a sale value of R$ 76 thousand, without retention of risks and benefits.

g) Items not recorded on the balance sheet

The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance):

	R$ thousands
	On June 30, 2025
Commitments to extend credit (1)	341,768,603
Financial guarantees (2)	118,201,874
Letters of credit for imports	457,213
Total	**460,427,690**

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments.

Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management.

The letters of credit are commitments issued to ensure a client's performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions.

13) OTHER FINANCIAL ASSETS

a) Sundry

	R$ thousands
	On June 30, 2025
Receivables related to payment transactions	61,856,253
Trade and credit receivables	27,234,955
Debtors for escrow deposits	22,394,287
Advances on foreign exchange contracts	15,048,218
Receivables	7,639,595
Specific amounts	7,023,949
Securities trading	4,879,739
Other	2,363,384
Total	**148,440,380**

14) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of Investments in associates and jointly controlled entities (joint venture)

R$ thousands

Companies	On June 30, 2025										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20,00%	20,00%	119,535	6,551,064	2,499,200	5,893,828	2,578,549	20,138	1,154	21,292
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24,55%	24,32%	247,992	854,272	2,431,618	811,936	1,483,001	6,714	-	6,714
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40,00%	40,00%	519,686	3,063,852	2,166,795	3,282,399	885,401	8,217	(8,401)	(184)
Elo Participações Ltda. (3)	São Paulo - Brazil	50,01%	50,01%	686,277	1,071,893	5,294,969	599,653	4,394,930	398,105	(71,720)	326,386
Other (4)				10,787,187					449,104		
Total on June 30, 2025				**12,360,677**					**882,278**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation;
(3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and
(4) Primarily includes investments in Cielo S.A and Banco John Deere. Organization received dividends of R$123,957 thousand in the six-month period ended June 30, 2025 from Cielo S.A.

15) PREMISES AND EQUIPMENT

a) Compositon by class of premises and equipment

					R$ thousands
	Estimated useful life	Cost	Accumulated depreciation	Accumulated impairment of non-financial assets	Carrying amount
Buildings	4%	1,487,078	(1,111,537)	(243)	375,298
Land	-	687,964	-	-	687,964
Installations, property and equipment for use	10%	5,105,395	(3,314,832)	(1,019)	1,789,544
Rights of Use (1)	-	3,188,712	(642,420)		2,546,292
Security and communication systems	10% to 20%	386,076	(267,375)	(2,916)	115,785
Data processing systems	20% to 40%	7,057,066	(4,459,279)	(8,236)	2,589,551
Transportation systems	10% to 20%	313,062	(122,087)	-	190,975
Assets under construction	-	141,549	(161)	-	141,388
Balance on June 30, 2025 (1)		**18,366,902**	**(9,917,691)**	**(12,414)**	**8,436,797**

(1) Includes underlying assets identified in lease contracts recognized within the scope of Resolution No. 4,975/21.

We have entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation.

b) Net change in premises and equipment in use by class

								R$ thousands
	Buildings	Land	Installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Other (1)	Total (2)
Balance as of January 1, 2025	**330,752**	**713,838**	**2,079,067**	**119,670**	**3,432,633**	**207,142**	**547,277**	**7,430,379**
Additions / Reductions	68,249	(25,874)	(37,884)	10,438	(481,772)	357	2,731,244	2,264,758
Depreciation	(23,703)	-	(251,639)	(14,323)	(361,310)	(16,524)	(590,841)	(1,258,340)
Balance on June 30, 2025	**375,298**	**687,964**	**1,789,544**	**115,785**	**2,589,551**	**190,975**	**2,687,680**	**8,436,797**

(1) Includes premises and equipment in Progress and Rights of Use; and
(2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21.

The fixed assets to shareholders' equity ratio is 26.1% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

16) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,854,676 thousand, net of provisions for impairment and accumulated amortization, of which: (i) R$2,553,634 thousand recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$2,301,042 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets (Note 14b - net amortization cost totaled R$2,468,684 thousand, without considering provisions for impairment of assets).

Goodwill was amortized in the six-month period ended June 30, 2025 in the amount of R$165,243 thousand.

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousands				
	On June 30, 2025				
	Rate of Amortization (1)	Cost	Accumulated amortization	Accumulated impairment of non-financial assets	Cost net of amortization
Acquisition of rights to provide financial services	Contract	9,675,257	(4,434,152)	(78,865)	5,162,240
Software	Up to 10%	25,196,040	(14,750,878)	(6,367)	10,438,795
Goodwill (2)	Up to 20%	14,348,122	(11,717,738)	(329,342)	2,301,042
Other	Contract	2,508,797	(1,308,852)	(18,104)	1,181,841
Total on June 30, 2025		**51,728,216**	**(32,211,620)**	**(432,678)**	**19,083,918**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";
(2) On June 30, 2025, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$744,681 thousand, Odonto System – R$6,363 thousand, Bradescard Mexico – R$6,735 thousand, Kirton Bank - R$393,519 thousand, RCB Investimentos – R$500,969 thousand, Banco Digio – R$95,053 thousand and Tivio Capital Distribuidora de Valores Mobiliários – R$111,109 thousand.

c) Changes in intangible assets by type

	R$ thousands			
	On January 1, 2025	Additions / (reductions)	Amortization for the period	On June 30, 2025
Acquisition of rights to provide financial services	5,553,483	552,989	(944,232)	5,162,240
Software	10,287,797	1,536,887	(1,385,889)	10,438,795
Goodwill – Future profitability	660,471	547,528	(116,931)	1,091,068
Goodwill – Based on intangible assets	903,626		(45,412)	858,214
Goodwill – Difference in fair value of assets/liabilities	354,660	-	(2,900)	351,760
Other	1,230,115	59,979	(108,253)	1,181,841
Total	**18,990,152**	**2,697,383**	**(2,603,617)**	**19,083,918**

17) OTHER ASSETS

	R$ thousands
	On June 30, 2025
Interbank and interdepartmental accounts	2,102,824
Other debtors	4,470,462
Prepaid expenses	4,599,989
Other assets and values	72,175
Other (1)	5,600,165
Total	**16,845,615**

(1) Includes: (i) amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,607,634 thousand; and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment in 2024, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report.

a) Non-financial assets held for sale

			R$ thousands
	On June 30, 2025		
	Cost	Accumulated impairment of non-financial assets	Cost net of provision
Real estate	2,304,742	(1,205,294)	1,099,448
Vehicles and similar	876,359	(386,320)	490,039
Machinery and equipment	12,201	(10,821)	1,380
Total on June 30, 2025	**3,193,302**	**(1,602,435)**	**1,590,867**

b) Prepaid expenses

	R$ thousands
	On June 30, 2025
Deferred insurance acquisition costs (1)	2,818,812
Commission for the placement of loans and financing (2)	11,918
Advertising and marketing expenses (3)	185,751
Other (4)	1,583,508
Total	**4,599,989**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Prepayments of Information.

18) DEPOSITS FROM BANKS

	R$ thousands				
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Demand deposits - Financial Institutions	1,699,280	-	-	-	1,699,280
Interbank deposits	496,325	290,659	103,808	308,688	1,199,480
Securities sold under agreements to repurchase (a)	289,170,607	10,824,228	300	955,726	300,950,861
Borrowings (b)	4,296,291	22,656,390	11,972,832	1,909,853	40,835,366
Onlending (c)	1,211,383	4,355,768	4,868,257	17,352,463	27,787,871
Total on June 30, 2025	**296,873,886**	**38,127,045**	**16,945,197**	**20,526,730**	**372,472,858**
%	**79.7**	**10.2**	**4.5**	**5.6**	**100.0**

a) Securities sold under agreements to repurchase

	R$ thousands				
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Own securities	**111,684,096**	**1,414,366**	**300**	**955,726**	**114,054,488**
• Government securities	110,376,675	1,414,366	300	-	111,791,341
• Foreign	1,307,421	-	-	955,726	2,263,147
Sale of securities purchased under reverse repos (1)	**155,824,669**	**-**	**-**	**-**	**155,824,669**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**21,661,842**	**9,409,862**			**31,071,704**
Total on June 30, 2025	**289,170,607**	**10,824,228**	**300**	**955,726**	**300,950,861**
%	**96.1**	**3.6**	**-**	**0.3**	**100.0**

(1) Represented by government securities.

b) Borrowing

	R$ thousands				
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Overseas	**4,296,291**	**22,656,390**	**11,972,832**	**1,909,853**	**40,835,366**
Total on June 30, 2025	**4,296,291**	**22,656,390**	**11,972,832**	**1,909,853**	**40,835,366**
%	**10.5**	**55.5**	**29.3**	**4.7**	**100.0**

c) On-lending [1]

	R$ thousands				
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
In Brazil	**1,211,383**	**4,355,768**	**4,868,257**	**17,352,463**	**27,787,871**
- FINAME	854,494	3,131,346	2,958,252	12,126,127	19,070,219
- BNDES	270,054	1,224,422	1,521,392	5,091,664	8,107,532
- National Treasury	-	-	388,613	-	388,613
- Other institutions	86,835	-	-	134,672	221,507
Total on June 30, 2025	**1,211,383**	**4,355,768**	**4,868,257**	**17,352,463**	**27,787,871**
%	**4.4**	**15.7**	**17.5**	**62.4**	**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands
	For the six-month period ended June 30, 2025
Borrowing:	
- In Brazil	102,819
- Overseas	619,779
- Foreign exchange variation from other assets and liabilities overseas	1,046,487
Subtotal borrowing	**1,769,085**
On-lending in Brazil:	
- BNDES	318,406
- FINAME	1,045,766
- National Treasury	15,118
- Other institutions	4,784
On-lending overseas:	
- Payables to foreign bankers	197,952
Subtotal on-lending	**1,582,026**
Total	**3,351,111**

e) Expenses for market funding

	R$ thousands
	For the six-month period ended June 30, 2025
Savings deposits	4,444,678
Time deposits	21,205,727
Securities sold under agreements to repurchase	17,095,940
Funds from securities issued (Note 20a)	13,084,137
Subordinated debts (Note 21b)	4,158,713
Other funding expenses	161,355
Total	**60,150,550**

19) DEPOSITS FROM CUSTOMERS

					R$ thousands
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Demand deposits - customers (1)	30,613,893	-	-	-	30,613,893
Savings deposits (1)	127,352,640	-	-	-	127,352,640
Time deposits (2)	45,266,221	44,071,648	91,711,661	300,248,846	481,298,376
Total on June 30, 2025	**203,232,754**	**44,071,648**	**91,711,661**	**300,248,846**	**639,264,909**
%	**31.8**	**6.9**	**14.3**	**47.0**	**1.0**

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

20) SECURITIES ISSUED

					R$ thousands
	On June 30, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Securities – Brazil:					
- Letters of credit for real estate	1,111,807	26,192,112	10,106,626	31,241,963	68,652,508
- Letters of credit for agribusiness	3,649,372	17,820,285	9,609,899	18,050,128	49,129,684
- Financial bills	1,105,716	19,265,879	17,545,478	79,673,667	117,590,740
- Letters of credit guaranteed by property (1)	1,595,657	6,347,990	1,541,247	20,854,877	30,339,771
Subtotal	**7,462,552**	**69,626,266**	**38,803,250**	**149,820,635**	**265,712,703**
Securities – Overseas:					
- MTN Program Issues (2)	1,623,892	83,036	80,877	9,066,725	10,854,530
Subtotal	**1,623,892**	**83,036**	**80,877**	**9,066,725**	**10,854,530**
Structured Operations Certificates	**120,622**	**421,776**	**348,075**	**3,932,471**	**4,822,944**
Total on June 30, 2025	**9,207,066**	**70,131,078**	**39,232,202**	**162,819,831**	**281,390,177**
%	**3.3**	**24.9**	**13.9**	**57.9**	**100.0**

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$33,438,037 thousand, which complies with the requirements determined by CMN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 223 and 239 months and a term of 34 and 26 months, the credit rights correspond to 1.97% of total assets and 37.86% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with CMN Resolution No. 5,001/22;
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of fund from securities issued

	R$ thousands
Opening balance on January 1, 2025	**257,977,344**
Issuance	68,141,958
Interest accrued	13,084,137
Settlement and interest payments	(59,028,326)
Foreign exchange variation	1,215,064
Balance on June 30, 2025	**281,390,177**

21) SUBORDINATED DEBT

a) Composition by maturity

Maturity			R$ thousands
	Original term in years	**Nominal amount**	**On June 30, 2025**
In Brazil			
Financial bills:			
2025	7	3,871,906	7,123,841
2027	7	401,060	688,017
2025	8	2,810,664	2,995,041
2026	8	694,800	1,277,014
2028	8	55,437	95,271
2030	8	2,368,200	3,616,606
2025	9	15,570	46,690
2027	9	89,700	175,241
2025	10	178,937	699,916
2026	10	196,196	615,003
2027	10	256,243	556,167
2028	10	248,300	538,892
2030	10	134,500	221,483
2031	10	7,270,000	12,184,975
2032	10	5,378,500	8,180,775
2033	10	531,000	669,301
2026	11	2,500	4,289
2027	11	47,046	110,286
2028	11	74,764	168,893
Perpetual		19,153,355	20,285,917
Total (1) (2)			**60,253,618**

(1) Includes the amount of R$46,459,229 thousand, relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 18e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands
Opening balance on January 1, 2025	**57,458,927**
Issuance	5,555,700
Interest accrued	4,158,713
Settlement and interest payments	(6,919,722)
Balance on June 30, 2025	**60,253,618**

22) OTHER FINANCIAL LIABILITIES

	R$ thousands
	On June 30, 2025
Interbank and interdepartmental accounts	45,964,496
Securities trading	6,408,075
Lease liabilities (a)	3,570,155
Obligations for operations linked to assignment	3,314,579
Total	**59,257,305**

a) Leases liabilities

	R$ thousands
Initial balance as of January 1, 2025	**3,014,544**
Remeasurement and new contracts	1,126,587
Payments	(742,617)
Appropriation of financial charges	171,641
Final balance as of June 30, 2025	**3,570,155**

Maturity of leases

The maturity of these financial liabilities as of June 30, 2025 is divided as follows: R$714,478 thousand up to one year, R$1,717,016 thousand between 1 and 5 years and R$531,208 thousand over 5 years.

Impacto on the statement of income

The impact on the income in the six-month period ended June 30, 2025, was: "Expenses of depreciation" – R$590,841 thousand, "Interest and similar expenses" – R$171, 641 thousand.

23) PROVISIONS

a) Insurance, Pension Plans and Capitalization bonds

I) Technical provisions

	R$ thousands			
	On June 30, 2025			
	Insurance (1)	Life and pension plans (2)	Capitalization bonds	Total
Current and long-term liabilities				
Mathematical reserve for unvested benefits (PMBAC)	1,260,368	359,844,215	-	361,104,583
Mathematical reserve for vested benefits (PMBC)	492,320	12,707,326	-	13,199,646
Mathematical reserve for capitalization bonds (PMC)	-	-	8,371,358	8,371,358
Reserve for claims incurred but not reported (IBNR)	8,174,427	961,728	-	9,136,155
Unearned premium reserve	7,561,225	3,050,988	-	10,612,213
Reserve for unsettled claims (PSL)	7,531,214	1,500,903	-	9,032,117
Reserve for financial surplus (PET)	-	636,367	-	636,367
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	1,569,821	1,569,821
Other provisions	4,876,485	6,449,751	92,314	11,418,550
Total technical provisions	**29,896,039**	**385,151,278**	**10,033,493**	**425,080,810**

II) Guarantees for technical provisions

				R$ thousands
	On June 30, 2025			
	Insurance	Life and pension plans	Capitalization bonds	Total
Total technical provisions	**29,896,039**	**385,151,278**	**10,033,493**	**425,080,810**
(-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4)	-	(327,068,482)	-	(327,068,482)
(-) Commercialization surcharge – extended warranty	(305,096)	-	-	(305,096)
(-) Portion corresponding to contracted reinsurance	(22,309)	(19,415)	-	(41,724)
(-) Premiums receivables	(2,912,345)	-	-	(2,912,345)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,586,765)	-	-	(2,586,765)
(-) Other deductions - Health and dental insurance (3)	(4,713,076)	-	-	(4,713,076)
Technical provisions to be covered	**19,356,448**	**58,063,381**	**10,033,493**	**87,453,322**
Investment fund quotas (excluding VGBL and PGBL)	8,277,021	23,299,995	5,890,730	37,467,746
Government securities	14,765,943	34,874,374	4,394,515	54,034,832
Stocks	-	913,960	-	913,960
Private securities	226,617	542,219	-	768,836
Total assets held to guarantee technical provisions	**23,269,581**	**59,630,548**	**10,285,245**	**93,185,374**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,751,533 thousand and the Reserve for Related Expenses of R$100,674 thousand;
(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,752,535 thousand, "Reserve for related expenses" of R$265,302 thousand;
(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and
(4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions.

III) Income from insurance, pension plans and capitalization bonds

	R$ thousands
	On June 30, 2025
Written premiums	36,011,945
Pension plan contributions (including VGBL)	19,573,263
Capitalization bond revenues	3,637,875
Ceded coinsurance premiums	(25,414)
Refunded premiums	(12,895)
Insurance, pension plan and capitalization bond net premiums written	**59,184,774**
Reinsurance premiums paid	(5,145)
Insurance, pension plan and capitalization bond retained premiums	**59,179,629**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(23,926,475)
Capitalization bond prize draws and redemptions	(3,166,747)
Retained claims	(22,853,194)
Insurance, pension plan and capitalization expenses	(2,277,028)
Other income from insurance, pension plans and capitalization bonds	**6,956,185**

b) Other provisions

	R$ thousands
	On June 30, 2025
Provision for contingencies (Note 24)	19,700,155
Other (1)	15,009,217
Total	**34,709,372**

(1) Primarily includes provisions for payments to be made related to obligations with employees and other administrative provisions.

24) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the government for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,357,952 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- PIS and Cofins - R$887,629 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$542,493 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- Pension Contributions – R$1,242,003 thousand: related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. During the period, there were cases included in the Integral Transaction Program (PTI) created by MF Ordinance No. 1,384/2024.

- subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Changes in provisions by nature

				R$ thousands
	Labor	Civil	Tax	Total
Balance on January 1, 2025	**2,613,403**	**7,827,251**	**7,457,160**	**17,897,814**
Adjustment for inflation	141,924	250,017	236,410	628,351
Provisions, net of (reversals and write-offs)	2,885,618	825,165	1,393,901	5,104,684
Payments	(1,790,019)	(1,550,858)	(589,817)	(3,930,694)
Balance on June 30, 2025	**3,850,926**	**7,351,575**	**8,497,654**	**19,700,155**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements

and totaled, on June 30, 2025, R$12,883,324 thousand for civil claims and R$43,984,109 thousand for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,688,955 thousand: due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$10,169,691 thousand: assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$7,602,192 thousand relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,348,309 thousand: relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,006,076 thousand: relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of carry-forward tax loss deductibles;

- PIS and COFINS notifications and disallowances of compensations – R$922,932 thousand: relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 – R$206,249: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$196,534 thousand assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

25) OTHER LIABILITIES

	R$ thousands
	On June 30, 2025
Sundry creditors	7,263,285
Social and statutory	10,573,604
Payment of taxes and other contributions	6,804,990
Foreign currency payment orders	4,609,468
Obligations for quotas of investment funds	2,889,649
Tax and Social Security	1,513,432
Credit card operations	1,408,878
Anticipated administration fee	919,639
Liabilities for acquisition of assets and rights	662,549
Other (1)	5,951,994
Total	**42,597,488**

(1) Includes credits for resources to be released and obligations for payment resources.

26) SHAREHOLDERS' EQUITY

a) Capital stock in nunber of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2025
Common	5,303,870,781
Preferred	5,288,141,247
Subtotal	**10,592,012,028**
Treasury (common shares) (1)	(7,500,000)
Treasury (preferred shares) (1)	(7,500,000)
Total outstanding shares	**10,577,012,028**

(1) In January 2025, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury.

b) Profit reserves

	R$ thousands
	On June 30, 2025
Profit reserves	
- Legal reserve (1)	14,888,424
- Statutory reserve (2)	74,466,719
Total	**89,355,143**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, which represents R$0.207112492 per common share and R$0.227823742 per preferred share, whose payment occurred until October 31, 2025.

At a meeting of the Board of Directors on June 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until January 31, 2026.

Interest on shareholders' equity for the six-month period ended June 30, 2025, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	11,868,917	
(-) Legal reserve	593,446	
Adjusted calculation basis	**11,275,471**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,149,939	
Provisioned intermediary interest on shareholders' equity (gross)	5,300,000	
Additional provisioned interest on equity (gross)	394,100	
Withholding income tax on interest on shareholders' equity	(1,026,606)	
nterest on shareholders' equity (net) accumulated on June 30, 2025	**5,817,433**	**51.59**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,149,939	172,491	977,448
Provisioned intermediary interest on shareholders' equity (1)	0.477259	0.524985	5,300,000	795,000	4,505,000
Supplementary interest on shareholders' equity provisioned	0.035488	0.039037	394,100	59,115	334,985
Total accrued on June 30, 2025	**0.616246**	**0.677871**	**6,844,039**	**1,026,606**	**5,817,433**

(3) To be paid by October 31, 2025 and January 31, 2026.

d) Treasury shares

On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On June 30, 2025, 7,500,00 commmon share and 7,500,00 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on June 30, 2025, was R$14.51 per common share and R$16.83 per preferred share.

e) Earnings per share

i. Basics earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	For the six-month period ended June 30, 2025
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**5,651,865**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**6,217,052**
Weighted average number of common shares outstanding (thousands)	5,298,224
Weighted average number of preferred shares outstanding (thousands)	5,282,494
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.07
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.18

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

27) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2025, the balance of minority interests in subsidiaries was R$750,289 thousand, represented, primarily by Odontoprev.

28) FEE AND COMMISSION INCOME

	R$ thousands
	For the six-month period ended June 30, 2025
Credit card income	5,011,395
Checking account	3,362,135
Consortium management	1,478,461
Capital markets/Financial advisory services	996,682
Collections	691,233
Asset management	682,262
Custody and brokerage services	715,484
Loans	1,294,273
Payments	181,707
Other	625,857
Total	**15,039,489**

29) PAYROLL AND RELATED BENEFITS

	R$ thousands
	For the six-month period ended June 30, 2025
Salaries	6,749,017
Benefits	2,714,106
Social security charges	2,293,951
Employee profit sharing	1,045,628
Training	42,771
Total	**12,845,473**

30) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	For the six-month period ended June 30, 2025
Outsourced services	2,490,258
Depreciation and amortization	2,691,397
Data processing	1,281,410
Communication	327,402
Asset maintenance	653,062
Financial system services	806,994
Advertising and marketing	585,608
Security and surveillance	241,780
Transport	313,755
Water, electricity and gas	155,605
Supplies	55,091
Travel	93,026
Rental	51,035
Other	977,170
Total	**10,723,593**

31) TAX EXPENSES

	R$ thousands
	For the six-month period ended June 30, 2025
Contribution for Social Security Financing (COFINS)	2,913,515
Social Integration Program (PIS) contribution	496,435
Tax on Services (ISSQN)	516,544
Municipal Real Estate Tax (IPTU) expenses	80,982
Other	146,697
Total	**4,154,173**

32) OTHER OPERATING INCOME

	R$ thousands
	For the six-month period ended June 30, 2025
Other interest income	1,646,936
Reversal of other operating provisions	862,409
Revenues from recovery of charges and expenses	450,113
Other (1)	2,272,970
Total	**5,232,428**

(1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification.

33) OTHER OPERANTING EXPENSES

	R$ thousands
	For the six-month period ended June 30, 2025
Other finance costs	676,214
Sundry losses	402,369
Discount granted	1,129,704
Commissions on loans and financing	213,085
Intangible assets amortization - payroll	944,232
Goodwill amortization (Note 16a)	165,243
Card marketing expenses	2,126,035
Other (1)	5,749,750
Total	**11,406,632**

(1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification.

34) NON-OPERATING INCOME (LOSS)

	R$ thousands
	For the six-month period ended June 30, 2025
Gain/loss on sale and write-off of assets and investments	77,192
Recording/reversal of non-operating provisions (1)	(191,854)
Other	24,661
Total	**(90,001)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

35) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands
	For the six-month period ended June 30, 2025
Income before income tax and social contribution	**10,786,143**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(4,853,764)
Effect on the tax calculation:	
Equity investment in associates and jointly controlled companies (1)	397,025
Net non-deductible expenses of non-taxable income	1,695,531
Interest on shareholders' equity (paid and payable)	3,079,818
Other amounts (2)	907,541
Income tax and social contribution for the period	**1,226,151**

(1) It covers the amounts related to enrollment in the Integral Transaction Program (PTI); and
(2) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands
	For the six-month period ended June 30, 2025
Current taxes:	
Income tax and social contribution expense	**(6,913,753)**
Deferred tax liabilities:	
Constitution/realization in the period on temporary additions and exclusions	5,900,799
Use of opening balances of:	

	R$ thousands
	For the six-month period ended June 30, 2025
Social contribution loss	(256,929)
Income tax loss	(148,460)
Constitution in the period of:	
Social contribution loss	1,054,166
Income tax loss	1,590,328
Total deferred tax benefit	**8,139,904**
Income tax and social contribution for the period	**1,226,151**

c) Deferred income tax and social contribution

	R$ thousands			
	Balance on January 1, 2025	**Amount constituted**	**Amount realized**	**Balance on June 30, 2025**
Expected credit loss associated with credit risk	71,978,932	12,863,653	(9,272,604)	75,569,981
Civil provisions	3,427,730	252,717	(491,525)	3,188,922
Tax provisions	3,428,498	709,601	(672,346)	3,465,753
Labor provisions	1,165,970	591,631	(37,798)	1,719,803
Non-financial assets held for sale	699,332	131,436	(151,395)	679,373
Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL)	15,812	250,642	(3,428)	263,026
Amortization of goodwill	226,255	7,375	(5,608)	228,022
Other	6,143,515	2,310,161	(2,411,023)	6,042,653
Total deductible taxes on temporary differences	**87,086,044**	**17,117,216**	**(13,045,727)**	**91,157,533**
Income tax and social contribution losses in Brazil and overseas	18,755,350	2,644,494	(405,389)	20,994,455
Subtotal	**105,841,394**	**19,761,710**	**(13,451,116)**	**112,151,988**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	3,354,802	266,091	(830,993)	2,789,900
Total deferred tax assets	**109,196,196**	**20,027,801**	**(14,282,109)**	**114,941,888**
Deferred tax liabilities (Note 35e)	**4,637,595**	**1,480,442**	**(525,438)**	**5,592,599**
Deferred tax assets, net of deferred tax liabilities	**104,558,601**	**18,547,359**	**(13,756,671)**	**109,349,289**
- Percentage of net deferred tax assets on capital (Note 38a)	**68.2%**			**67.2%**
- Percentage of net deferred tax assets over total assets	**5.1%**			**5.2%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On June 30, 2025 - R$ thousands				
	Temporary differences		**Carry-forward tax losses**		**Total**
	Income tax	**Social contribution**	**Income tax**	**Social contribution**	
2025	7,091,165	5,601,025	1,965,165	1,174,212	15,831,567
2026	9,517,160	7,550,261	144,609	51,391	17,263,421
2027	8,289,408	6,584,532	145,513	45,938	15,065,391
2028	8,365,205	6,557,882	574,646	392,936	15,890,669
2029	6,827,048	5,301,806	1,006,444	736,531	13,871,829
2030	3,603,533	2,839,694	1,293,487	977,799	8,714,513
2031	2,590,847	2,042,970	1,672,205	1,274,174	7,580,196
2032	1,965,068	1,545,317	1,942,106	1,555,418	7,007,909
2033	1,607,004	1,205,536	2,336,841	1,880,197	7,029,578
2034	1,168,329	903,743	511,707	1,313,136	3,896,915
Total	**51,024,767**	**40,132,766**	**11,592,723**	**9,401,732**	**112,151,988**

The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24.

On June 30, 2025, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$ 98,670,151 thousand, of which: R$ 81,466,452 thousand of temporary differences and R$ 17,203,699 thousand of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on January 1, 2025	**Amount constituted**	**Amount realized**	**Balance on June 30, 2025**
Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL)	443,139	376,264	(205,831)	613,572
Difference in depreciation	726,203	200,157	-	926,360
Judicial deposit	2,008,528	135,724	(41,027)	2,103,225
Other	1,003,150	599,639	(272,651)	1,330,138
Total deferred liabilities on temporary exclusions	**4,181,020**	**1,311,784**	**(519,509)**	**4,973,295**
Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI)	456,575	168,658	(5,929)	619,304
Total deferred tax expense (Note 35c)	**4,637,595**	**1,480,442**	**(525,438)**	**5,592,599**

36) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and income statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	16,597,448	32,240	(243,769)	16,385,919
Securities and derivative financial instruments	830,540,600	6,140,446	50,377,716	887,058,762
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	343,645,323	3,570,755	(125,792)	347,090,286
Loans and leases	589,054,865	14,289,028	(1,129,771)	602,214,122
Other financial assets	148,440,380	(761,524)	(1,461,644)	146,217,212
Non-financial assets held for sale	1,590,867	53,893	(201,528)	1,443,232
Investments in associates, jointly controlled entities, and other investments	12,360,677	(6,410,693)	-	5,949,984
Premises and equipment, net of depreciation	8,436,797	393,311	-	8,830,108
Intangible assets and goodwill, net of amortization	19,083,918	5,854,318	-	24,938,236
Compensation and deferred taxes	127,441,214	2,050,311	-	129,491,525
Other assets	16,845,615	10,567,498	(76,146)	27,336,967
Total on June 30, 2025	**2,114,037,704**	**35,779,583**	**47,139,066**	**2,196,956,353**

R$ thousands

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	372,472,858	14,054,595	37,476,691	424,004,144
Deposits from customers	639,264,909	97,422	3,180,935	642,543,266
Funds from securities issued	281,390,177	2,703,016	11,785,797	295,878,990
Subordinated debts	60,253,618	-	-	60,253,618
Other financial liabilities	59,257,305	(7,976,049)	(877,236)	50,404,020
Financial liabilities at fair value through profit or loss	20,354,407	-	(1,137,078)	19,217,329
Expected credit losses	3,511,636	877	-	3,512,513
Technical provisions for insurance, pension plans and capitalization bonds	425,080,810	-	-	425,080,810
Other provisions	34,709,372	1,050,869	(39,599)	35,720,642
Current and deferred income tax liabilities	7,082,872	453,218	(352)	7,535,738
Other liabilities	42,597,488	21,890,759	(3,250,092)	61,238,155
Equity attributable to shareholders of the parent	167,311,963	-	-	167,311,963
Non-controlling shareholders'	750,289	3,504,876	-	4,255,165
Total on June 30, 2025	**2,114,037,704**	**35,779,583**	**47,139,066**	**2,196,956,353**

R$ thousands

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	107,713,575	1,679,609	2,443,524	111,836,708
Expenses from financial intermediation	(63,501,661)	(733,337)	(4,043,726)	(68,278,724)
Net revenue from financial intermediation	**44,211,914**	**946,272**	**(1,600,202)**	**43,557,984**
Expected Losses on Financial Assets	(17,123,425)	(260,172)	-	(17,383,597)
Gross income from financial intermediation	**27,088,489**	**686,100**	**(1,600,202)**	**26,174,387**
Other income from insurance, pension plans and capitalization bonds	6,956,185	-	-	6,956,185
Fee and commission income	15,039,489	3,813,277	1,197,070	20,049,836
Personnel /Administrative Expenses	(23,569,066)	(1,095,419)	208,514	(24,455,971)
Tax expenses	(4,154,173)	(490,743)	-	(4,644,916)
Share of profit (loss) of associates and jointly controlled entities	882,278	(700,918)	-	181,360
IR/CSI and Other income/expenses	(10,374,285)	(2,212,297)	194,618	(12,391,964)
Net income in the six-month period ended June 30, 2025	**11,868,917**	**-**	**-**	**11,868,917**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and

(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment - Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	10,777,093	5,993,280	408,895	4,569	1,135	(799,053)	16,385,919
Securities and derivative financial instruments	424,190,232	41,622,146	445,435,305	10,650	2,539,160	(26,738,731)	887,058,762
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	345,371,292	1,718,994	-	-	-	-	347,090,286
Loans and leases	542,890,582	80,617,161	-	-	-	(21,293,621)	602,214,122
Other financial assets	139,124,762	366,194	13,201,427	27,197	97,345	(6,599,713)	146,217,212
Non-financial assets held for sale	1,207,625	-	235,607	-	-	-	1,443,232
Investments in associates, jointly controlled entities, and other investments	79,987,647	-	5,397,332	-	20,043	(79,455,038)	5,949,984
Premises and equipment, net of depreciation	7,357,026	94,168	2,346,795	1,218	23,336	(992,435)	8,830,108
Intangible assets and goodwill, net of amortization	20,809,895	177,237	3,950,364	142	598	-	24,938,236
Compensation and deferred taxes	122,594,090	249,415	6,496,032	3,626	148,362	-	129,491,525
Other assets	21,326,189	1,533,738	4,480,159	505	3,218	(6,842)	27,336,967
Total on June 30, 2025	**1,715,636,433**	**132,372,333**	**481,951,916**	**47,907**	**2,833,197**	**(135,885,433)**	**2,196,956,353**
Liabilities							
Deposits from banks	425,646,590	22,001,601	-	-	-	(23,644,047)	424,004,144
Deposits from customers	586,405,037	56,754,846	-	-	-	(616,617)	642,543,266
Funds from securities issued	309,687,017	10,757,935	-	-	-	(24,565,962)	295,878,990
Subordinated debts	60,253,618	-	-	-	-	-	60,253,618
Other financial liabilities	51,118,179	44,358	233,918	-	-	(992,435)	50,404,020
Financial liabilities at fair value through profit or loss	16,033,348	3,184,902	-	-	-	(921)	19,217,329
Expected credit losses	3,235,918	276,595	-	-	-	-	3,512,513
Technical provisions for insurance, pension plans and capitalization bonds		-	425,062,760	18,050	-	-	425,080,810
Other provisions	29,857,981	155,082	5,668,931	9,064	33,630	(4,046)	35,720,642
Current and deferred income tax liabilities	5,587,974	114,835	1,808,968	-	23,961	-	7,535,738
Other liabilities	56,878,291	1,524,028	9,411,610	2,862	27,731	(6,606,367)	61,238,155

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Equity attributable to shareholders of the parent	167,311,963	-	-	-	-	-	167,311,963
Non-controlling shareholders'	3,620,517	37,558,151	39,765,729	17,931	2,747,875	(79,455,038)	4,255,165
Total on June 30, 2025	**1,715,636,433**	**132,372,333**	**481,951,916**	**47,907**	**2,833,197**	**(135,885,433)**	**2,196,956,353**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	104,773,935	4,212,137	4,067,506	917	162,421	(1,380,208)	111,836,708
Expenses from financial intermediation	(67,583,222)	(2,127,579)	(18,430)	-	-	1,450,507	(68,278,724)
Net revenue from financial intermediation	**37,190,713**	**2,084,558**	**4,049,076**	**917**	**162,421**	**70,299**	**43,557,984**
Expected Losses on Financial Assets	(16,831,363)	(552,234)	-	-	-	-	(17,383,597)
Gross income from financial intermediation	**20,359,350**	**1,532,324**	**4,049,076**	**917**	**162,421**	**70,299**	**26,174,387**
Other income from insurance, pension plans and capitalization bonds	-	-	6,925,151	15,836	-	15,198	6,956,185
Fee and commission income	18,616,281	477,520	968,165	-	72,201	(84,331)	20,049,836
Personnel /Administrative Expenses	(21,498,525)	(621,535)	(2,422,295)	(9,912)	(62,516)	158,812	(24,455,971)
Tax expenses	(3,819,516)	(7,104)	(808,616)	-	(9,680)	-	(4,644,916)
Share of profit (loss) of associates and jointly controlled entities	(91,257)	-	272,617	-	-	-	181,360
IR/CSI and Other income/expenses	(7,347,651)	(499,262)	(4,251,557)	(2,382)	(131,134)	(159,978)	(12,391,964)
Net income in the six-month period ended June 30, 2025	**6,218,682**	**881,943**	**4,732,541**	**4,459**	**31,292**	**-**	**11,868,917**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

37) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

				R$ thousands
	On June 30, 2025			
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Assets				
Securities and derivative financial instruments	-	642,242	-	642,242
Loans and other assets	9	4,742,840	185,163	4,928,012
Liabilities				
Demand deposits/Savings accounts	225	28,215	18,992	47,432
Time deposits	5,019,678	620,337	337,130	5,977,145
Securities sold under agreements to repurchase	272,101	850,781	-	1,122,882
Funds from issuance of securities and subordinated debts	25,561,376	-	1,483,111	27,044,487
Derivative financial instruments	-	51,088	-	51,088
Interest on own capital payable	2,782,565	-	-	2,782,565
Other liabilities	-	12,992,493	7,012	12,999,505

				R$ thousands
	For the six-month period ended June 30, 2025			
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Income/(expenses)				
Income from financial intermediation	-	(135,129)	8	(135,121)
Financial intermediation expenses	(1,965,282)	(87,116)	(110,870)	(2,163,268)
Income from services provided	80	209,312	191	209,583
Other expenses net of other operating revenues	98,601	(1,357,416)	(36,664)	(1,295,479)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 14; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors and R$53,824 thousand to cover pension plan contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

	R$ thousands
	For the six-month period ended June 30, 2025
Short, medium and long-term remuneration	569,998
Post-employment - Pension Plans	25,895
Total	**595,893**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On June 30, 2025
• Common shares	0.32%
• Preferred shares	1.00%
• Total shares (1)	**0.66%**

(1) On June 30, 2025, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.12% of common shares, 1.04% of preferred shares and 1.58% of all shares.

38) RISK AND CAPITAL MANAGEMENT

For the first half of 2025, Bradesco maintained the same criteria disclosed in the financial statements as of December 31, 2024, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values.

Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report.

a) Capital Management

The Basel Ratio is part of the set of indicators monitored in the process of Capital Management Its purpose is to measure capital adequacy in relation to risk exposure. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. Throughout the analyzed period, Bradesco complied with all minimum regulatory requirements.

Below is the Basel Ratio:

	R$ thousands
	Basel III
Calculation basis - Basel Ratio	**On June 30, 2025**
	Calculation basis - Basel Ratio
Regulatory capital - values	
Common equity	116,301,588
Level I	136,587,505
Reference Equity - RE	162,760,817
Risk-weighted assets (RWA) - amounts	
Total RWA	1,048,935,819
Regulatory capital as a proportion of RWA	
Index of Common equity - ICP	11.1%
Tier I Capital	13.0%
Basel Ratio	15.5%
Additional Common Equity (ACP) as a proportion of RWA	
Additional Common Equity Conservation - ACPConservation	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%
Total ACP (1)	3.50%
Excess Margin of Common Equity	3.09%
Leverage Ratio (AR)	
Total exposure	1,959,354,923
AR	7.0%
Short Term Liquidity Indicator (LCR)	
Total High Quality Liquid Assets (HQLA)	200,609,080
Total net cash outflow	135,403,589
LCR	148.2%
Long Term Liquidity Indicator (NSFR)	
Available stable funding (ASF)	1,044,759,800
Stable resources required (RSF)	857,418,559
NSFR	121.8%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

b) Credit Risk

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).
The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands	
	On June 30, 2025	
	Gross value	Expected credit loss
Financial assets		
Cash and balances with banks (Note 5)	16,597,448	-
Financial assets at fair value through profit or loss (Note 6) (1)	429,230,810	(291,817)
Financial assets at fair value through other comprehensive income (Note 8) (1)	95,191,757	(28,152)
Securities at amortized cost (Note 9)	291,558,114	(6,015,208)
Interbank investment (Note 10)	223,126,155	-
Loans and leases (Note 12)	636,258,415	(47,203,550)
Other assets (Note 13)	152,076,500	(3,636,120)
Expected credit losses		
Loan Commitments (Note 12)	341,768,603	(2,100,495)
Financial guarantees (Note 12)	118,201,874	(1,411,141)
Total risk exposure	**2,304,009,676**	**(60,686,483)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision.

c) Concentration of loan operations

	R$ thousands
	On June 30, 2025
By concentration	
Largest borrower	3,970,477
10 largest borrowers	25,956,185
20 largest borrowers	39,084,249
50 largest borrowers	63,392,928
100 largest borrowers	85,037,272

d) By Economic Activity Sector

	R$ thousands	
	On June 30, 2025	%
Public sector	**6,813,286**	**0.9**
Private sector	**731,502,131**	**99.1**
Total	**738,315,417**	**100.0**
Companies	**316,929,417**	**42.9**
Real estate and construction activities	23,502,700	3.2
Retail	36,937,116	5.0
Services	91,418,356	12.4
Transportation and concession	27,410,550	3.7
Automotive	7,388,278	1.0
Food products	13,206,048	1.8
Wholesale	19,683,916	2.7
Production and distribution of electricity	8,198,813	1.1
Oil, derivatives and aggregate activities	6,196,999	0.8
Other industries	82,986,641	11.2
Individuals	**421,386,000**	**57.1**

e) Market Risk

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousands
	On June 30, 2025
Fixed rates	8,816
IGPM/IPCA	7,262
Exchange coupon	109
Foreign currency	3,905
Equities	1,135
Sovereign/Eurobonds and Treasuries	2,994
Other	6,016
Correlation/diversification effect	(11,017)
VaR (Value at Risk)	**19,220**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.46 a scenario of R$5.51 was used, while for a 1-year fixed interest rate of 14.68%, a 14.69% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.46 a scenario of R$6.82 was used, while for a 1-year fixed interest rate of 14.68%, a 18.35% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.46 a scenario of R$8.19 was used, while for a 1-year fixed interest rate of 14.68%, a 22.02% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I – Sensitivity Analysis – Trading Portfolio

				R$ thousands
		Trading Portfolio (1)		
		On June 30, 2025		
		Scenarios		
		1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(427)	(143,898)	(278,288)
Price indexes	Exposure subject to variations in price index coupon rates	(113)	(36,633)	(82,606)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(1,175)	(2,327)
Foreign currency	Exposure subject to exchange rate variations	(1,799)	(44,987)	(89,974)
Equities	Exposure subject to variation in stock prices	(133)	(3,335)	(6,670)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	164	20,161	35,546
Other	Exposure not classified in other definitions	(7)	(174)	(348)
Total excluding correlation of risk factors		**(2,324)**	**(210,041)**	**(424,666)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 356 bps and 690 bps (scenarios 2 and 3 respectively) as of June 30, 2025.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II – Sensitivity Analysis – Trading and banking Portfolios

				R$ thousands
		Trading and Banking Portfolios (1)		
		On June 30, 2025		
		Scenarios		
		1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(11,106)	(4,343,993)	(8,501,555)
Price indexes	Exposure subject to variations in price index coupon rates	(17,482)	(2,658,291)	(4,724,814)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,063)	(129,989)	(252,027)
Foreign currency	Exposure subject to exchange rate variations	(4,380)	(109,506)	(219,012)
Equities	Exposure subject to variation in stock prices	(28,757)	(718,916)	(437,832)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	1,642	172,520	334,272
Other	Exposure not classified in other definitions	20	489	978
Total excluding correlation of risk factors		**(61,126)**	**(7,787,685)**	**(14,799,990)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 355 bps and 691 bps (scenarios 2 and 3 respectively) as of June 30, 2025.

f) Statement of financial position by currency and maturity

I – The statement of financial position by currency

			R$ thousands
	On June 30, 2025		
	Total	Local currency	Foreign currency (1) (2)
Assets			
Cash and due from banks	**16,597,448**	**10,368,321**	**6,229,127**
Financial assets at fair value through profit or loss	**449,834,089**	**444,864,787**	**4,969,302**
- Securities	428,938,993	425,368,853	3,570,140
- Derivative financial instruments	20,895,096	19,495,934	1,399,162
Financial assets at fair value through other comprehensive income	**95,163,605**	**83,720,866**	**11,442,739**
- Securities, net of expected losses associated with credit risk	95,163,605	83,720,866	11,442,739
Financial assets at amortized cost	**1,366,683,474**	**1,291,110,391**	**75,573,083**
- Interbank investments	223,126,155	221,464,029	1,662,126
- Compulsory and other deposits with the Brazilian Central Bank	120,519,168	120,462,301	56,867
- Securities, net of expected losses associated with credit risk	285,542,906	276,142,269	9,400,637
- Loans net of losses associated with credit risk	582,259,774	522,936,234	59,323,540
Leases net of expected credit losses associated with credit risk	6,795,091	6,794,814	277
- Other financial instrumets	148,440,380	143,310,744	5,129,636
Non-financial assets held for sale	**1,590,867**	**1,590,867**	-
Investments in subsidiaries, affiliates and jointly controlled entities	**12,360,677**	**12,360,677**	-
Premises and equipment, net of depreciation	**8,436,797**	**8,341,746**	**95,051**
Intangible assets and goodwill, net of amortization	**19,083,918**	**18,919,998**	**163,920**
Current income and other tax assets	**12,499,326**	**12,255,364**	**243,962**
Deferred tax liabilities	**114,941,888**	**114,937,859**	**4,029**
Other assets	**16,845,615**	**15,312,439**	**1,533,176**
Total assets	**2,114,037,704**	**2,013,783,315**	**100,254,389**
Liabilities			
Financial liabilities at amortized cost	**1,412,638,867**	**1,328,639,130**	**83,999,737**
- Deposits from banks	372,472,858	352,452,746	20,020,112
- Deposits from customers	639,264,909	586,128,006	53,136,903
- Securities issued	281,390,177	270,632,242	10,757,935
- Subordinated debts	60,253,618	60,253,618	-
- Other financial liabilities	59,257,305	59,172,518	84,787
Financial liabilities at fair value through profit or loss	**20,354,407**	**16,919,195**	**3,435,212**
Expected credit losses	**3,511,636**	**3,235,041**	**276,595**
- Loan Commitments	2,100,495	1,824,157	276,338
- Financial guarantees	1,411,141	1,410,884	257
Technical provisions for insurance, pension plans and capitalization bonds	**425,080,810**	**425,062,760**	**18,050**
Other provisions	**34,709,372**	**34,546,958**	**162,414**
Current income tax liabilities	**1,490,273**	**1,448,435**	**41,838**
Deferred tax liabilities	**5,592,599**	**5,518,729**	**73,870**
Other liabilities	**42,597,488**	**41,069,190**	**1,528,298**
Total liabilities	**1,945,975,452**	**1,856,439,438**	**89,536,014**
Shareholders' equity			
Equity attributable to shareholders of the parent	167,311,963	167,311,963	-
Non-controlling shareholders'	750,289	750,289	-
Total shareholders' equity	**168,062,252**	**168,062,252**	-
Total shareholders' equity and liabilities	**2,114,037,704**	**2,024,501,690**	**89,536,014**
Net position of assets and liabilities			**10,718,375**
Net position of derivatives (2)			(3,323,783)
Other net off-balance-sheet accounts (3)			(1,120,985)
Net foreign exchange position (passive) (4) (5)	-		**6,273,607**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(4,322,157) thousand in the three-month period ended on June 30, 2025, were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$669,476 thousand; and
(5)During the period/year, the exchange rate variation of financial instruments recognized in profit or loss was R$ (823,668) thousand.

II – The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**16,597,448**	-	-	-	-	**16,597,448**
Financial assets at fair value through profit or loss	**439,726,467**	**1,795,025**	**1,117,321**	**7,195,276**	-	**449,834,089**
- Securities (1) (2)	428,938,993	-	-	-	-	428,938,993
- Derivative financial instruments	10,787,474	1,795,025	1,117,321	7,195,276	-	20,895,096
Financial assets at fair value through other comprehensive income	**10,931,644**	**5,859,989**	**12,718,919**	**65,653,053**	-	**95,163,605**
- Securities, net of expected losses associated with credit risk (1) (2)	10,931,644	5,859,989	12,718,919	65,653,053	-	95,163,605
Financial assets at amortized cost	**516,781,280**	**122,553,714**	**111,171,890**	**616,176,590**	-	**1,366,683,474**
- Securities, net of expected losses associated with credit risk (1)	7,083,438	10,266,860	30,064,317	238,128,291	-	285,542,906
- Interbank investments (1)	200,270,547	14,732,058	5,542,636	2,580,914	-	223,126,155
- Compulsory and other deposits with the Brazilian Central Bank	120,519,168	-	-	-	-	120,519,168
- Loans net of losses associated with credit risk	94,620,549	75,827,801	54,990,733	356,820,691	-	582,259,774
Leases net of expected credit losses associated with credit risk	5,284	90,439	174,866	6,524,502	-	6,795,091
- Other financial assets	94,282,294	21,636,556	20,399,338	12,122,192	-	148,440,380
Non-financial assets held for sale	**1,590,854**	-	-	**13**	-	1,590,867
Investments in associates and jointly controlled entities	-	-	-	-	**12,360,677**	**12,360,677**
Premises and equipment, net of depreciation	**94,342**	**471,709**	**566,050**	**6,616,732**	**687,964**	**8,436,797**
Intangible assets and goodwill, net of amortization	**499,795**	**2,114,385**	**2,023,353**	**14,193,927**	**252,458**	**19,083,918**
Current income and other tax assets	**2,391,657**	**198,387**	**393,003**	**9,516,279**	-	**12,499,326**
Tax credit	**2,504,267**	**14,220,448**	**8,457,640**	**89,759,533**	-	**114,941,888**
Other assets	**5,051,949**	**8,140,934**	**1,272,075**	**2,380,657**	-	**16,845,615**
Total on June 30, 2025	**996,169,703**	**155,354,591**	**137,720,251**	**811,492,060**	**13,301,099**	**2,114,037,704**

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Financial liabilities at amortized cost	**536,542,799**	**185,911,711**	**154,587,955**	**515,310,485**	**20,285,917**	**1,412,638,867**
- Deposits from banks (1) (3)	296,873,886	38,127,045	16,945,197	20,526,730	-	372,472,858
- Deposits from customers (3)	203,232,754	44,071,648	91,711,661	300,248,846	-	639,264,909
- Securities issued	9,207,066	70,131,078	39,232,202	162,819,831	-	281,390,177
- Subordinated debts	3,041,730	7,823,757	378,007	28,724,207	20,285,917	60,253,618
- Other financial liabilities	24,187,363	25,758,183	6,320,888	2,990,871	-	59,257,305
Financial liabilities at fair value through profit or loss	**12,600,812**	**2,147,326**	**1,845,414**	**3,760,855**	-	**20,354,407**
Expected credit losses	**3,511,636**	-	-	-	-	**3,511,636**
- Loan commitments and credits to be released	2,100,495	-	-	-	-	2,100,495

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
- Financial guarantees	1,411,141	-	-	-	-	1,411,141
Technical provisions for insurance, pension plans and capitalization bonds (3)	**377,262,123**	-	-	**47,818,687**	-	**425,080,810**
Other provisions	**18,888,569**	**1,017,894**	**1,195,669**	**13,607,240**	-	**34,709,372**
Current income tax liabilities	**1,269,934**	**1,633**	**218,706**	-	-	**1,490,273**
Deferred tax liabilities	**170,413**	**3,197**	**106,679**	**5,312,310**	-	**5,592,599**
Other liabilities	**42,325,651**	**97,296**	**7,764**	**166,777**	-	**42,597,488**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	167,311,963	167,311,963
Non-controlling shareholders'	-	-	-	-	750,289	750,289
Total Equity	-	-	-	-	**168,062,252**	**168,062,252**
Total on June 30, 2025	**992,571,937**	**189,179,057**	**157,962,187**	**585,976,354**	**188,348,169**	**2,114,037,704**

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

g) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousands	
	On June 30, 2025	
	Book value	Fair Value
Assets		
Reverse repurchase agreements	223,126,155	223,140,442
Compulsory deposits with the Brazilian Central Bank	120,519,168	120,519,168
Securities:		
At fair value through profit or loss (1)	428,938,993	428,938,993
Fair value through other comprehensive income	95,163,605	95,163,605
At amortized cost (1)	285,542,906	275,806,335
Derivative financial instruments	20,895,096	20,895,096
Loans and leases	589,054,865	570,663,284
Other financial assets	148,440,380	148,440,380
Liabilities		
Deposits from banks	372,472,858	372,248,449
Deposits from customers	639,264,909	636,158,559
Funds from securities issued	281,390,177	282,655,131
Subordinated debts	60,253,618	62,044,896
Derivative financial instruments	20,354,407	20,354,407
Other financial liabilities	59,257,305	59,257,305

(1) Includes securities with characteristics of credit granting.

	R$ thousands			
	On June 30, 2025			
	Level 1	Level 2	Level 3	Fair Value
Fair value through profit or loss	**375,550,175**	**50,486,362**	**2,902,456**	**428,938,993**
Financial treasury bills	225,605,275	-	-	225,605,275
National treasury bills	39,659,094	-	-	39,659,094
National treasury notes	61,498,338	-	-	61,498,338
Financial bills	-	36,012,420	-	36,012,420
Debentures	22,724,044	3,864,417	689,604	27,278,065
Stocks	7,248,764	3,894,370	2,023,590	13,166,724
Other	18,814,660	6,715,155	189,262	25,719,077
Derivatives	**(1,268,920)**	**2,281,824**	**(472,215)**	**540,689**
Derivative financial instruments (assets)	9,534,329	11,193,195	167,572	20,895,096
Derivative financial instruments (liabilities)	(10,803,249)	(8,911,371)	(639,787)	(20,354,407)
Fair value through other comprehensive income	**91,617,527**	**2,179,735**	**1,366,343**	**95,163,605**
National treasury notes	35,081,696	-	-	35,081,696
National treasury bills	16,742,616	-	-	16,742,616
Financial treasury bills	23,363,511	-	-	23,363,511
Foreign government bonds	6,850,784	-	-	6,850,784
Stocks	3,626,458	-	972,993	4,599,451
Other	5,952,462	2,179,735	393,350	8,525,547
Total	**465,898,782**	**54,947,921**	**3,796,584**	**524,643,287**
Public	**412,012,200**	**125**	**9,304**	**412,021,629**
Private	**53,886,582**	**54,947,796**	**3,787,280**	**112,621,658**

The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands				
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On January 1, 2025	**2,424,132**	**1,094,128**	**137,552**	**(557,559)**	**3,098,253**
Included in profit or loss	496,874	8,497	-	-	505,371
Included in other comprehensive income	-	(146,599)	-	-	(146,599)
Acquisitions	129,266	425,000	30,020	(82,228)	502,058
Write-offs	(89,893)	(10,740)	-	-	(100,633)
Maturities	(50,945)	(3,943)	-	-	(54,888)
Transfers (to)/from other levels (1)	(6,978)	-	-	-	(6,978)
On June 30, 2025	**2,902,456**	**1,366,343**	**167,572**	**(639,787)**	**3,796,584**

(1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On June 30, 2025					
	Impact on income			Impact on shareholders' equity		
	1	2	3	1	2	3
Interest rate in Reais	(2)	(758)	(1,459)	-	(19)	(37)
Price indexes	-	(11)	(21)	-	-	-
Exchange coupon	(21)	(2,405)	(4,702)	-	-	-
Foreign currency	982	24,558	49,116	-	-	-
Equities	10,927	273,185	546,369	5,254	131,354	262,708

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousands				
	On June 30, 2025				
	Level 1	Level 2	Level 3	Fair Value	Book value
Assets					
Reverse repurchase agreements	-	223,140,442	-	223,140,442	223,126,155
Securities at amortized cost (1)	167,381,028	99,197,857	9,227,450	275,806,335	285,542,906
Loans and leases	-	-	570,663,284	570,663,284	589,054,865
Liabilities					
Deposits from banks	-	-	372,248,449	372,248,449	372,472,858
Deposits from customers	-	-	636,158,559	636,158,559	639,264,909
Funds from securities issued	-	-	282,655,131	282,655,131	281,390,177
Subordinated debts	-	-	62,044,896	62,044,896	60,253,618

(1) Includes securities with characteristics of credit granting.

39) OTHER INFORMATION

a) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

Our accumulated accounting result in the six-month period ended June 30, 2025 was R$ 11,868,917 thousand, the recurring result was R$ 11,930,479 thousand and the non-recurring result was R$ (61,562) thousand net of taxes.

b) Investment funds and portfolios

The Organization manages investment funds and portfolios, whose net assets as of June 30, 2025, reached R$ 1,308,473,370 thousand.

c) Employee Benefits

Total expenses with contributions made, in the six-month period ended June 30, 2025, were R$220,388 thousand.

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the six-month period ended June 30, 2025, the amount of R$2,756,877 thousand.

d) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty.

e) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress.

f) On August 8, 2024, Bradesco, through its direct subsidiarys, entered into an Investment Agreement with John Deere Brasil S,A, ("John Deere Brasil"), a wholly-owned subsidiary of Deere & Company (USA), a global leader in the supply of agricultural, construction and forestry equipment, Through this agreement, we will hold a 50% stake in Banco John Deere S,A, ("Transaction"), This strategic partnership is expected to expand the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed.

Reporting Date July 24, 2025

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers
João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello
Júlio César Bueno

Officers
Affonso Correa Taciro Junior
Afranio Carlos Camargo Dantzger
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
Ana Luisa Rodela Blanco
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Bruno Rosa Cardoso
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristiano Adjuto e Campos
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Monteiro Chehab
Fabio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Leandro Marçal Araújo
Leticia Cardelli Buso Gomes
Lucas Nogueira e Nogueira
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Souza Ramos
Márcio Renato Ribeiro Silva
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Patrícia Kessler de Assumpção
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Paulo Ricardo Satyro Bianchini – Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Antonio José da Barbara - Member
Samuel Monteiro dos Santos Junior - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Paulo Roberto Simões da Cunha
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Rogério Pedro Câmara - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Fabiana Costa Tolentino

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Ludmila de Melo Souza
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Mônica Pires da Silva
Marcos Aparecido Galende

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

Independent auditors' report on the consolidated financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion
We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") and subsidiaries, which comprise the consolidated statements of financial position as of June 30, 2025, the consolidated income statements and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, and explanatory notes, including a summary of the main accounting policies.

In our opinion, the consolidated financial statements of Banco Bradesco S.A. as of June 30, 2025, were prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB).

Basis for opinion
We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the "Auditors' responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the relevant ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, applicable to audits of financial statements of public interest entities in Brazil. We also comply with other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis – Comparative information
We draw attention to note 2 to the consolidated financial statements which describes that the aforementioned statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, which consider the exemption from presenting comparative values for periods prior to 2025 in the financial statements for the periods of the year 2025, as provided in Resolution no. 4,966 of the National Monetary Council (CMN) and Resolution BCB no. 352 of the Central Bank of Brazil (BCB). Our conclusion is not qualified in respect of this matter.

Key Audit Matters
Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the six-month period ended June 30, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the allowance for expected credit losses on financial assets

As discussed in notes 2c vii, 3a, 4 and 38b to the consolidated financial statements, the Bank has R$ 60,686,483 thousands of allowance for expected credit losses (ECL) related to contracts and financial assets as of June 30, 2025, as detailed in note 38b.

The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) subsequent to the initial recognition or are credit impaired (stage 2 and 3, respectively), and a 12-month ECL for all other contracts (stage 1). The Bank calculates ECL either on a collective basis, using models, or, for certain significant exposures, on an individual basis, estimating future cash flows including the value of related collateral. To calculate ECL on a collective basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses models to estimate the

Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as to identify relevant macroeconomic variables and estimate the impact of projections of those macroeconomic variables. The Bank forecasts multiple economic scenarios for these macroeconomic variables and to them.

We identified the assessment of the allowance for ECL as a key audit matter, since the ECL estimate involved significant measurement uncertainty, primarily as a result of the complexity of the models and the subjectivity of the assumptions. These uncertainties included: (i) the overall ECL methodology and assumptions used to estimate the PDs, EADs and LDGs and the segmentation of contracts by shared credit risk characteristics; (ii) the projections for the macroeconomic variables in the future economic scenarios and the respective weighting of each scenario according to the probability assigned to them; (iii) the definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); and, (iv) for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How the matter was addressed in our audit

The primary procedures we performed to address this key audit matter are summarized below:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL process. This included controls related to: (i) the overall design of the ECL methodology, including the Bank´s definition of a SICR (stage 2) and financial assets that are credit impaired (stage 3); (ii) the design of the models and assumptions used to estimate PD, EAD, LGD, including the determination of the basis for segregation of contracts by shared credit risk characteristics within these models, and the models used to identify the relevant macroeconomic variables and estimate their quantitative impact; (iii) the independent validation of models and definition of probability of each scenario used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis;

- We involved professionals with specialized skills and knowledge in credit risk, who assisted in: (i) evaluating the overall the Bank´s ECL methodology through the review of the models based on the technical requirements; (ii) assessing the conceptual soundness of the models and modelling techniques, including those used to derive the PDs, EADs and LGDs and to identify the relevant macroeconomic variables and estimate their quantitative impact, by inspecting the model documentation to determine whether the models are suitable for their intended use; (iii) evaluating the Bank's definition of a SICR by assessing relevant Company-specific metrics and comparing it to the applicable industry and regulatory practices; (iv) checking the accuracy of the Bank's estimates of PDs, EADs and LGDs using the Bank's historical data and defined methodologies; (v) evaluating the basis for the segregation of contracts by shared credit risk characteristics used in the estimation of PD, EAD, LGD by observing historical correlations; (vi) evaluating the reasonableness of the macroeconomic variables considered in the future scenarios by regression analysis of the historical correlation of these variables and credit risk and (vii) reperformance of the quantitative assessment applying the percentage impact of each scenario that were independently validated;

- We compared the macroeconomic variables projected by the Bank in future economic scenarios with independent third-party projections. For a selection of contracts with ECL calculated on an individual basis, we assessed the assumptions and inspected the related documentation used by the Bank to determine the expected cash flows, including those from collateral; and

- for a sample, we evaluated the adherence to internal policies regarding the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider adequate the allowance for expected credit losses on financial assets, in the context of the consolidated financial statements taken as a whole, for the six-month period then ended June 30, 2025.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities – tax and civil

As discussed in note 24, to the consolidated financial statements, Bradesco is a defendant in tax and civil lawsuits for which it has provisions of R$ 8,497,654 thousand and R$ 7,351,575 thousands, respectively, as of June 30, 2025.

The provisions for tax lawsuits include amounts related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank's actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits as a key audit matter. The evaluation required challenging auditor´s judgment due to the subjective nature of the estimates and judgments made by the Bank in determining the likelihood of loss and estimating the amount of any such loss.

How the matter was addressed in our audit

The primary procedures we performed to address this key audit matter are summarized below:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax and civil lawsuits. This included controls related to the assessment of information received from external and internal legal advisors on tax and civil lawsuits.

- We obtained and read the confirmation letters received directly from the Bank's external legal counsel for certain tax lawsuits, and the documentation prepared by the internal legal counsel for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question in order to evaluate the provisions and disclosures made in relation to these matters.

- We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank's position and the supporting documentation.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax and civil lawsuits to be adequate, in the context of the consolidated financial statements taken as a whole, for the six-month period then ended June 30, 2025.

Assessment of the recoverability of deferred tax assets

As discussed in note 35c to the consolidated financial statements the Bank has R$ 114,941,888 thousands of deferred tax assets as of June 30, 2025.

The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilized. The Bank's estimates of future taxable profits are based on its business plans and budgets which require the Bank to make several assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions, specifically the growth rates of the principal lines of business, interest rates and foreign exchange rates, required

subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How the matter was addressed in our audit
The primary procedures we performed to address this key audit matter are summarized below:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved professionals with specialized skills and knowledge in corporate finance, who assisted in assessing the assumptions, including the growth rates of the principal lines of business, interest rates and foreign exchange rates underlying the Bank's estimate of future taxable profits as of December 31,2024. We evaluated the Bank's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended June 30, 2025, made in the prior year with actual taxable profits to the period then ended June 30, 2025.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of the recoverability of deferred tax assets to be adequate in the context of the interim consolidated financial statements taken as a whole, for the six-month period then ended June 30, 2025

Evaluation of the measurement of insurance and pension plan technical provisions
As disclosed in note 23a, Bradesco had technical provisions related to insurance and pension plans in the amount of R$ 415,047,317 thousand as of June 30, 2025.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence and discount rates.

We consider the assessment of the liability adequacy test and the measurement of technical provisions of insurance and pension plans contracts as a key audit matter given the subjectivity and judgment involved and because small variations in certain assumptions may result in significant changes in the measurement of these liabilities.

How the matter was addressed in our audit
The primary procedures we performed to address this key audit matter are summarized below:

- We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the liability adequacy test and technical provisions measurement process. This included controls related to the development and approval of actuarial methodologies and assumptions related to loss ratio, longevity, persistence, and discount rate and to the review and approval of calculations for the measurement of technical provisions.

- We involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

(i) the evaluation of methodologies used in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with regulatory requirements and market practices;

(ii) testing the reasonableness of assumptions related to loss ratio, longevity, persistence, and discount rates used in performing the liability adequacy test and in measuring the technical provisions, by using historical information from Bradesco and comparing with applicable regulatory and industry practices;

(iii) testing, based on sampling and using a specific tool, of the mathematical accuracy of the liability adequacy test and the technical provisions based on Bradesco's historical information, methodologies and assumptions;

(iv) the assessment of certain technical provisions by developing, based on sampling, an independent estimate of those technical provisions using independent assumptions and generally accepted actuarial techniques; and

(v) the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of technical provisions for insurance and pension plans to be adequate, in the context of the consolidated financial statements as of and for the six-month period then ended June 30, 2025, taken as a whole.

Other matters - Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2025, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements reconcile with the consolidated financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these consolidated statements of added value have been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Other matters - Parent company financial statements

Bradesco prepared a complete set of Parent company financial statements as of June 30, 2025 and for the six-month period then ended in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), that were issued separately, with respect to which we issued a separate independent auditors' report, without any modification, dated July 29, 2025.

Other matters - Consolidated financial statements

These consolidated financial statements as of June 30, 2025, which were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), are being issued, as provided for in Art. 77 of CMN Resolution No. 4.966, to the consolidated financial statements prepared in accordance with international Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors' report, without any modification, dated July 29, 2025.

Other information that accompanies the consolidated financial statements and the auditors' report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's and its subsidiaries ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco's and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's and its subsidiaries suability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the interim consolidated financial statements of the group. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit and, consequently,

for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, July 29, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-014428/O-6

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

**To the Board of Directors of the
BRADESCO ORGANIZATION**

1. PRESENTATION

1.1. The macroeconomic environment and the priorities of the COAUD in the Fiscal Year of 2025

As highlighted by the Central Bank of Brazil (Bacen) in the Monetary Policy Report - RPM[1] released on June 26, 2025, the **external environment** remains adverse and continues to require caution. In particular, Bacen highlights uncertainty due to the economic situation and policy in the United States of America (USA), mainly commercial and fiscal policies and their respective effects. As a result, the behavior and volatility of assets have been affected, with repercussions on global financial conditions. In addition to this, geopolitical tension is added to reinforce the environment of uncertainty.

In the **domestic scenario**, with the activity and labor market data stronger than expected, the Gross Domestic Product (GDP) grew 1.4% in the first quarter of 2025, again marked by the excellent performance of the agriculture and livestock farming sector and others less sensitive to the economic cycle, culminating with the upward revision in the forecast for GDP growth in 2025, from 1.9% to 2.1%, despite the expectation of economic slowdown throughout the year.

Inflation continues to present a major challenge, remaining above the target: the accumulated index in 12 months, measured by the IPCA, which increased from 5.06% in February to 5.32% in May. In the projections of the reference scenario, inflation would begin to fall from the fourth quarter of 2025, but would still remain above the target by 4.9%, falling to 3.6% in 2026 and to 3.2% in 2027. Among the factors that pushed inflation upwards, Bacen highlighted the economic activity stronger than expected, and, as low factors, the exchange rate appreciation and the fall in the price of oil.

In this regard, the Monetary Policy Committee of Bacen – COPOM highlighted in the Minutes of the 271st meeting, held on June 17 and 18, 2025, that raised the SELIC rate to 15% per annum and noted that it continues to monitor the impacts of the fiscal policy on the monetary policy and financial assets, since the scenario remains marked by unanchored expectations, high inflation projections, resilience in the economic activity and pressures in the labor market. Such an environment would require a significantly contractionary monetary policy for a very long period and the rise of the basic interest rate by 0.25 percentage point would be compatible with the inflation convergence strategy for the target along the relevant horizon (by the end of 2027). The Committee concluded by anticipating the interruption in the high interest cycle if the expected scenario is confirmed, to then examine the accumulated impacts of the adjustment already carried out and to assess whether the level of the interest rate is sufficient to ensure the convergence of the inflation to the target.

In response to such an environment, the RPM notes that the **credit market** continues to show signs of inflection, in response to the monetary tightening cycle on loan interest rates, which have increased in various ways, culminating in the cooling in the growth of free-resource credit concessions (both for individuals and for companies), despite remaining at high levels. Also, with the new rules introduced in 2025, there was an increase in concessions of the private sector's payroll-deductible loans, although with a limited impact on the total concessions. In

[1] Central Bank of Brazil – Monetary Policy Report (RPM) – Volume 1, Number 2, June 2025

the segment of private securities in the capital market, emissions remain at a historically high level, despite moderate performance compared to 2024.

Regarding the **default**, which had been presenting stability, it increased, with the impairment of income of families rising, pressed by increases in interest rates and emergency loan operations, combined with the change of regulation for the provision constitution considering the expected losses, according to the international accounting standards, with the entry into force, on January 1, 2025, of the requirements of CMN Resolution No. 4,966, of November 25, 2021.

In the **regulatory sphere**, the National Financial System (SFN) continues to face increasing and significant demands and requirements adopted with the objectives of promoting competition, innovation and efficiency in the financial system, which impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies). In particular information technology (e.g. management of technological and cyber crises associated with adverse events that may lead to operational crises), prevention of money laundering and financing of terrorism and proliferation of weapons of mass destruction, relationships with clients and users of financial services (financial education, product suitability, fraud and scams, potentially vulnerable clients, expansion of open finance), corporate risk management (the integration of Environmental, Social and Governance risks (ESG) and particularly Climate Risk), and the advance in the complete adoption of International Financial Reporting Standards (IFRS) for all institutions subject to Bacen's supervision, and not only for Consolidated Financial Statements, highlighting the entry into force of the aforementioned CMN Resolution No. 4,966 of 2021.

It should be noted that **CMN Resolution No. 4,966** of 2021 established new accounting concepts and criteria for classification, measurement, recognition, constitution of provision for expected losses, write-offs, hedging designation and recognition, presentation and disclosures in the explanatory notes for financial instruments, which represent more than 70% of the total assets of institutions authorized to operate by Bacen[2].

Given the macroeconomic and regulatory environment in constant and significant transformation, and considering the internal transformation process resulting from the Change, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, in terms of its attributions and responsibilities, pays special attention to the resulting challenges, the strategic priorities of the Organization and the associated risks, accompanying the advances and improvements in governance and risk management systems and internal controls associated with the main operations and products. The COAUD is primarily focused on the integrity of Financial Statements and internal controls related to them, on the effectiveness of the Global Internal Audit (AIGL) and on the quality and independence of the Independent Audit (KPMG), prioritizing transparency in the disclosure of the economic and financial position and the results of the Bradesco Organization, developing its assignments in partnership with the Board of Executive Officers, Independent Audit and Internal Audit.

In the half ended on June 30, 2025, the COAUD aimed to understand and assess the effects of the macroeconomic environment, of the monetary policy cycle and the basic interest rates on the business and results of the Bradesco Organization, with attention to credit concession policies, delinquency, constitution of provisions for expected losses, to the measurement of the financial instruments, the assumptions, judgments and models related to significant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and the accounting disclosures

[2] Central Bank of Brazil – Financial Stability Report – November 2024

related to the significant components of these Financial Statements, and the effects of regulatory changes on the internal control environment.

In this process, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), with frequent interactions with the Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management, the Global Internal Audit areas (accompanying the execution of their Work Plan as approved by the COAUD), and the audit committees of Bradseg and Bradesco Saúde (Health).

Also, during the half, the COAUD received regular updates from the partner responsible for the independent audit of the Bradesco Organization about KPMG's internal processes focused on monitoring its independence and on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period, internal control systems and risk management, and in the Key Audit Matters (PAAs). KPMG Auditores Independentes continues to challenge the Management on the most important issues and to provide an independent opinion to the COAUD about judgments of material issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD Bradesco, hereinafter referred to as COAUD, is composed of one (1) Board Member, and three (3) other members, of which one (1) is called Coordinator, and another is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the recommendation of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The COAUD holds quarterly meetings with the Board of Directors, and with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The composition from January 1, 2025 to July 30, 2025 (date of publication of this Report) was as follows:

Name	Member
Alexandre da Silva Glüher (coordinator)	Until January 15, 2025
Paulo Ricardo Satyro Bianchini (coordinator)	Since November 2018. Coordination from April 17, 2025
Amaro Luiz de Oliveira Gomes (financial specialist)	Since March 2021
Antonio José da Barbara (member)	Since April 30, 2025
Samuel Monteiro dos Santos Junior (member)	Since June 9, 2025

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
    - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
    - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
    - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, the COAUD prepares a Report with the main issues discussed in meetings and duly registered in the Minutes with recommendations and accompanying adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal called "Atlas" for knowledge of the Board of Directors' Members. Additionally, it keeps the Board of Directors regularly informed about relevant issues associated to their duties, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);
- For preparing the full Financial Statements, risk management, effectiveness of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Bacen, SUSEP, ANS and standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco and its Subsidiaries.

2.4. Global Internal Audit (AIGL)

Directly subordinate to the Board of Directors, the Global Internal Audit (AIGL) acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Global Internal Audit.

It is important to reiterate that the AIGL maintained, after methodological review, the evaluation of governance and work roles, and compliance with internationally recommended attributes, its Recertification before IIA Brasil, a fact that occurred for the second time, since it was initially Certified in 2014. It should be noted that IIA's assessment had the scope expanded, including the certification of the entire audit environment in the branch network.

2.5. Financial Risk Management

The dependency of Financial Risk Management, linked to the Executive Board of Risks, is responsible for strengthening the corporate vision of financial risks, through the identification, evaluation, monitoring and risk management, in conjunction with the various areas and companies of the Bradesco Organization.

2.6. Compliance and Non-Financial Risk Management – Internal Controls

The dependency of Compliance and Non-Financial Risk Management, linked to the Executive Board of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption. It also responds, independently from the commercial areas, for the Corporate Area of the Internal Control System.

2.7. Corporate Risk Management

The dependency of Corporate Risk Management, linked to the Executive Board of Risks, has the mission of strengthening the strategic and integrated performance of the control areas, with responsibility under the Strategic Plan of the second lines, Risk Appetite (RAS), Risk Governance, Project Management and Strategy Risk.

2.8. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Dependencies and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The COAUD holds semiannual meetings with the Ombudsman Offices (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

2.9 Internal Evaluation of Models

Dependency responsible for evaluating the models adopted in the various areas of Banco Bradesco independently, such as risk management, capital calculation, stress test, pricing, provisions, through the use of quantitative tools aimed at the certification of such models, in order to improve efficiency and accuracy, and reduce costs in the decision-making process.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we highlight that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, are presented with more details of the assignments developed. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities for the Fiscal Year of 2025, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the COAUD devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular civil, labor and fiscal provisions, and the measurement of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Global Internal Audit, and other Lines of Defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to develop and calibrate provisioning models, taking into account the historical data and recent experience. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

It is also important to highlight that the COAUD continues to monitor the implementation of the Corporate Strategy in the framework of the Transformation Process called "Change", released in mid-February/24 by the CEO of Banco Bradesco.

3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second, third and fourth Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Report of "Monitoring of Loan Operations and Delinquency", "Market and Liquidity Risks and Limits", and the Regulatory Pending Assessment and External Audit Committee (CAPRAE).

In the first half of 2025, the COAUD participated in 153 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, as well as those with KPMG Auditores Independentes, the Global Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; Sustainability and ESG, with a focus on impacts of climate change and regulatory requirements of Bacen, CVM, SUSEP, ANS and SEC; implementation of CMN Resolution No. 4,966 and its accounting impacts; the money laundering and funding of terrorism prevention and proliferation of weapons of mass destruction; the conduct and treatment of potentially vulnerable clients; the governance; the financial education; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil): 143 Meetings
93%
1%
2%
4%
Area of Health: 2 Meetings
Areas of Insurance, Pension and Capitalization: 3 Meetings
COAUDS Bradseg and Health: 5 Meetings

By Subject


Model Validation - AVIM: 2
PLD/FT (preventing money laundering and combating the financing of terrorism): 5
Civil and Labor Provisions: 3
Tax Credit: 2
Ombudsman: 1
Budget: 3
COAUDS Bradseg and Health: 5
Treasury - TVM/ALM and Liquidity Risk: 2
Funds: 4
Statements of Financial Position: 53
Internal Control/Compliance: 12
ESG/Cyber/Access Management: 6
Internal Audit: 16
Credit/Risk Monitoring: 16
BBI/Other Administrative: 23

By Lines of Defense


34.2%
23.0%
24.7%
10.5%
5.9%
1.6%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee
COAUDS Bradseg and Health

In the context of continued education, the Audit Committee participated during 2025 in several training activities.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD in the first half of 2025 included the Quarterly Information (ITR) for the reference date of March 31, 2025, and the Semiannual Report for the reference date of June 30, 2025. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, extended to SUSEP and ANS, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and reflecting the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. It documented itself of regular updates and confirmations that the Management had adopted the actions necessary to remedy possible important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco Organization. The procedures adopted in the three Lines of Defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) highlighted by the Independent Audit on the date of issuing its Report and publication of the Financial Statements for the first half of 2025 following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011, promoting, every five (5) years, the rotation of the partner and those responsible for conducting the audit, according to the best market practices. Given its mission and responsibility, the COAUD reiterates that it presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services for the fiscal year of 2025.

3.3.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the Fiscal Year of 2025, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate

finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the first half of 2025, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2024, as well as those identified in the audit planning for the fiscal year of 2025, discussing them from the phase of planning and throughout the first half of 2025.

The COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanied the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the first half of 2025.

In addition, it is important to highlight that the COAUD, when it becomes aware of relevant events involving KPMG, in Brazil and abroad, immediately appeals to independent auditors, who present timely explanations and explications about the occurrence, how they were regularized, potentially identified risks for the independent exercise of the company's work, and possible impacts on the works in progress.

3.3.2. "Other Services" Conducted by the Independent Audit

Within the scope of its assignment to monitor and evaluate the independence of the independent auditor, the Audit Committee is aware of the extent and nature of conducting "Other Services" by KPMG. The execution of such services, not related to the Independent Audit of the Financial Statements, should be the subject of primary and preliminary assessment by the independent auditor, in accordance with its independence policy, and in compliance with the requirements established by the regulation promulgated by the CMN, the CVM, the Federal Accounting Council – CFC, the SEC, the Public Company Accounting Oversight Board – PCAOB, the International Ethics Standards Board for Accountants – IESBA and the International Auditing and Assurance Standards Board – IAASB to ensure that they do not represent a conflict of interest.

These services are contracted only after confirmation by KPMG that all the requirements of independence were considered, as well as the fulfillment of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit. The "Other Services" carried out by KPMG in the first half of 2025 were:

- Tivio Capital DTVM S/A – Financial Statements of Investment Funds;
- Banco Bradesco and Grupo Bradesco Seguros – Limited Assurance of "ESG";

- Banco Bradesco Argentina – Financial Statements for the Year 2024;
- Bradesco Saúde - Due Diligence;
- Bradesco Saúde – Financial Statements of "Grupo Santa";
- Banco Bradesco and Related Companies – Financial Statements of 2025;
- BradesCard México – Financial Statements of 2024;
- Bradesco Investments Inc – Financial Statements of 2025;
- Bradesco Bank and Global Advisors – Financial Statements of 2025;
- Banco Bradesco Europa – Financial Statements of 2025;
- Odontoprev S/A – Financial Statements and Procedures Previously Approved;
- Grupo Odontoprev – Assurance of the Completion of Accounting Bookkeeping;
- Odontoprev S/A – Limited Assurance / Law of Good;
- Odontored – Limited Assurance / Documentation of Institutional Solvency Risk;
- Bradesco Comercializadora de Energia – Financial Statements / reference date: June 30, 2025;
- Bradescard México e Fideicomiso - Financial Statements of December 31, 2025;
- Odontored - Actuarial Audit / Technical Reserves; and
- Multibrás Fundo de Pensão - Assurance of accounting records.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.4. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Global Internal Audit (AIGL), in adherence to its Charter and the regulations in force, the COAUD approved the Annual Audit Plan, and any relevant updates made throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, accounting, fiscal and tax criteria, conduct in customer relationship and compliance, and financial and operational resilience.

The results of the work of the Global Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to the COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Global Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results of the works of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Global Internal Audit is submitted to a technical evaluation process conducted by the COAUD, whose results are discussed with its Board of Executive Officers. Also, the mentioned Board of Executive Officers is formally evaluated on its strategic, behavioral, independence and results performance. Such evaluations are important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation of the internal audit for the fiscal year of 2024 was conducted by the COAUD, in compliance with CMN Resolution No. 4,910/21.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

COAUD has worked closely with Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management dependencies, as well as other areas of the Bradesco Organization, in observing the compliance with procedures for managing risks and the structure of internal control, to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

The COAUD has access to the Risk Matrices of the Bradesco Organization dependencies, particularly allowing the monitoring of the high and very high risks treated in each Matrix, strengthening the timely view of operations versus controls versus risks.

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the Fiscal Year of 2025 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of the COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes, Management and Independent Auditor's reports	Principal accounting policies, practices and general criteria adopted: • Discussion with General Accounting (CG), Controllership, Corporate Risk Management, Financial Risk Management, Compliance and Non-Financial Risk Management, Grupo Bradesco Seguros, Global Internal Audit (AIGL) and Independent Audit (KPMG); • Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendency of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB; Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2025, and of the Financial Statements for the half ended on June 30, 2025, to assess the aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together; Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITRs of March 31, 2025 and half-ended on June 30, 2025: Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Subsidiaries	Highlight for activities related to the Grupo Bradesco Seguros, Aarin, RCB and Banco Digio: Monitoring of the main aspects associated with the preparation of the Financial Statements, including through regular discussions with the Audit Committees of the Insurance Group (Bradseg and Bradesco Saúde). In this process, the COAUD exercises its attributions through monitoring meetings with the accounting records and legal requirements applicable to these organizations, as well as internal and independent auditors. On these occasions, several relevant issues of operational, legal, fiscal, tax and information technology are discussed, with emphasis on administrative structure, strategies, results, risk management, internal controls, and relevant notes by the internal audit and points of the independent auditors.

Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (Loan Loss Provisions): The calculation of the provision for expected losses associated with credit risk considering the probability that the instrument is characterized as default and the expectation of recovery of the instrument. Such parameters should be estimated prospectively, based on current and expected economic conditions, considering the stages in which the instruments are classified. As they aim to reflect the expectation of losses in economic scenarios, it involves significant judgments, especially considering the degree of uncertainty under current and future macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Retail and Corporate Debt portfolios; Measurement of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and of the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, take note of the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: The Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates, discount factors and expected cash flows, in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – Judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiency, and follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions; Grupo Bradesco Seguros – Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). Alignment meeting with Bradseg and Health Committees on the result obtained by PwC Independent Audit, responsible for the Actuarial Audit in the Grupo Bradesco Seguros. Hedge accounting: Among the several aspects related to hedge accounting addressed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered hedging operations, the compliance with governance

	and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Sustainability, ESG and Climate Risk	
Bradesco Organization's Strategy and Regulatory Requirements for Sustainability, ESG and Climate Risk	Monitoring Management's efforts to incorporate regulatory requirements and improve Sustainability reports, including topics associated with ESG and, in particular, climate risk issues. During the first half of 2025, the COAUD learned of the alignment of Bradesco Organization's strategy in contracting loan operations and integrated risk management, particularly after the publication of CMN Resolution No. 4,943, of 2021, which included requirements applicable to the social risk management, environmental risk and climate risk in the framework of risk and capital management, and CMN Resolution No. 4,945, of 2021, with improvements of the Policy of Social, Environmental and Climate Responsibility (PRSAC), and innovating in the requirement for the disclosure of information to the public in general, in force, as per July 2022. In addition, the COAUD learned of the ongoing processes for compliance with the requirements established by CVM Resolution No. 59, of 2021, which requires information to be provided regarding environmental, social and corporate governance aspects. In addition, with the promulgation by the International Sustainability Standards Board – ISSB, in June 2023, of international standards with recommendations for the preparation of the sustainability report (IFRS S1) and for climate related disclosures (IFRS S2), CVM determined its compliance in Brazil, pursuant to CVM Resolution No. 193, of 2023, from the Fiscal Year of 2026. CMN took the same decision, through Resolution No. 5,185, of 2024, determining that the larger financial institutions should prepare and disseminate, together with their financial statements, the sustainability report in accordance with the aforementioned IFRS S1 and IFRS S2. The COAUD has dedicated more time trying to understand aspects, such as internal control systems aimed at identifying, quantifying and disseminating such risks, efforts to develop measures and metrics to monitor the progress and commitments made by the Bradesco Organization, and the governance adopted in preparing the Sustainability Report in the form determined by regulators. It is worth noting that the integration of social, environmental and climate factors in risk management, which is part of the Organization's strategy, was already being monitored by the COAUD with the competent areas, focusing on the progress of the processes necessary to meet such regulatory demands. Discussions during the fiscal year involved the area of credit, Bradesco Asset Management (BRAM), the Financial Risk Management area, those responsible for the management of the sustainability strategy, the Controllership and the Sustainability area, with corporate responsibility for the coordination of ESG – Environmental, Social and Governance issues, including the preparation of the Sustainability Report.
Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Image-related Positioning – Reputation: In the eventual citation of the Independent Audit in the media, whatever it may be, in records that require formal explanations by its Leading partner, they occur in a timely manner, with reasons of the root cause and effectiveness in carrying out the

	resolutions required by the respective Bodies demanded by the resulting Official Letters. Records kept in Meeting Minutes; Review: Examined the reports of the auditor on the ITR (reference date: March 31, 2025), as well as the Financial Statements of June 30, 2025, before the Auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing it to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2025: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reporting on the activities of internal audit in the first half of 2025, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit resolution action plans.
Relationship	Meetings with the COAUD: The Executive Board of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2025, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with the areas of Corporate Security, Financial Risk Management, Compliance and Non-Financial Risk Management, Corporate Risk Management, AIGL, Independent Audit and other business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with representatives of the Ombudsman of Bradesco and with members of the COAUDs of Bradseg and Bradesco Saúde to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify the identified anomalies, in

	order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Monitoring of the evolution of the loan portfolios. Special attention was given to the alignment of the ESG-related strategy and to the credit concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, given the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Bradesco Organization (Customer Service/Ombudsman); Financial Education: Follow-up of the Project aimed at meeting the requirements established by Joint Resolution No. 8, of December 21, 2023, instituting measures aimed at clients and individual users, including individual entrepreneurs; Technological Innovation: Updated periodically on the progress and potential impacts of Open Finance, Fintechs and other startups, use of the cloud, artificial intelligence, Big Data, digital assets, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, and others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Follow-up of the work of the Non-Financial Risk Management area to evaluate the adherence of the internal control system and in the identification, monitoring and management of the most relevant risks, as well as the activities and results of the work of the dependencies of Financial Risk Management and Compliance and Non-Financial Risk Management, corporate manager of the Internal Control System, and the dependency of Corporate Risk Management, responsible for the Strategic Plan of the Second Lines; Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to monitor the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the Financial Risk Management area, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the areas of Financial Risk Management, Credit Recovery, and ID – Guarantee Sector and Credit Concession, to know the evolution of the main loan portfolios and default levels (Individuals,

	Companies, and their respective segments, modality and economy sector). The sufficiency of provision (see the specific Loan Loss Provisions topic), concentration levels and approaches for credit recovery were also discussed, with emphasis on the Expectations of Future Losses in retail portfolios (regulatory requirement as of January 1, 2025) and the movement of Corporate Debt Ratings.
Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Knowledge of the content of the Letters, of the responses and monitoring of progress to meet the demands and solution of the recommendations and expectations of the Direct Supervision Department (Desup), the Conduct Supervision Department (Decon), the Indirect Supervision Department (Desig) and the Strategic Management and Specialized Supervision Department (Degef), regarding compliance with regulations and specific requirements related to models, conduct (e.g. fraud and scams, suitability and people potentially vulnerable, customer relationship), and prevention of money laundering and terrorist financing.
Relationship with regulating authorities	Compliance: Monitoring the effectiveness of the Compliance and Non-Financial Risk Management area and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing and Proliferation of weapons of mass destruction: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Monitoring of ongoing changes, security (logical and physical), computer operation and logging, migration to CLOUD, analysis and resolution of incidents and problems; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.
CMN Resolution No. 4,966, of 2021 – Accounting for financial instruments under IFRS 9:	Implementation of the requirements established by CMN Resolution No. 4,966, of 2021, from January 1, 2025 – Adoption of the precepts contained in IFRS 9 – Accounting of financial instruments and tax treatment: The COAUD keeps accompanying, through regular meetings with the General Accounting area, corporate coordinator of the Project for Implementation of Resolution No. 4,966. CMN Resolution No. 4,966, of 2021, has as its main

operational, financial and tax aspects	impact the calculation of the provision for losses with loan operations and other financial instruments based on the expected loss, a broader scope than that set out in CMN Resolution No. 2,682, of 1999, and with a broader prospective approach. These criteria comply with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. Although IFRS 9 was adopted since January 2018 for the preparation of Consolidated Financial Statements, the implementation of Resolution No. 4,966 required the development of systems, adaptations, adjustments and adoption of specific tools and models at the individual level (for all institutions subordinate to the supervision of Bacen). Regarding the **scope**, the provision under Resolution No. 2,682, of 1999, was only applied to loan operations, instruments with credit characteristics, leasing and guarantees provided. It is important to highlight that, as of January 1, 2025, CMN Resolution No. 4,966, of 2021, requires that all financial assets, including bonds and securities, guarantees provided, credit commitments and unrecognized exposures in equity accounts (off-balance sheet) must form the basis for the provision for expected losses. As for the **calculation model**, the provision becomes prospective, constituted based on the expected credit risk, measured according to the probability of default and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments, as well as the value of guarantees and collateral linked to the operation. In the tax field, Law No. 14,467, of 2022, which changed the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned CMN Resolution No. 4,966, of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model, was amended with the publication of Law No. 15,078, of December 27, 2024, clarifying that the aforementioned losses may be excluded from the net profit, in determining the taxable income and the basis of calculation of the CSLL, at the rate of one eighty-fourth (1/84) for each month of the calculation period, as per January 2026. However, Law No. 15,078 allowed that, by December 31, 2025, institutions may irrevocably and irretrievably choose to make deductions at the rate of one hundred and twentieth (1/120). Such a measure was fundamental to clarify the issue and the COAUD will monitor the relevant impacts.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the continuous efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows-up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational

procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the first half of 2025 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments to the events that could culminated in review or new significant judgments, considering the macroeconomic environment and the characteristic of such assets, where the COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to its presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "remote", "possible" and "probable", agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD checked that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM; the guarantor assets linked to the Technical Reserves (securities and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD follows continuous studies on the management of liabilities linked to the IGPM, and monitors the impacts arising from the implementation on January 1, 2025 of IFRS 9 – Accounting for Financial Instruments, focusing on the transition and strategic and financial implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and the Independent Audit and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the first half of 2025, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks,

and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2025

The macroeconomic environment in Brazil continues to present important challenges, as highlighted by Bacen and reported in the introduction of this Report, which is reflected in the basic interest rate maintained high at the end of 2024, and its continuity in the first half of 2025, reflecting the maintenance of a restrictive monetary policy, aiming at achieving the inflation target established by CMN.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in the macroeconomic environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS 9 for all financial instruments and the tax and regulatory capital treatment and the evolution of the activities of the internal controls of the Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities, and will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the Work Plan of the Independent Audit; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the Risk Committee, Regulations and Compliance; and (iv) ensure the effectiveness of the COAUD, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent and Internal Audits.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), of the Financial Education Project and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

In the context of technological evolution, a topic that has demanded the attention of the Committee concerns the processes, risks, controls, governance and opportunities arising from the use of Artificial Intelligence (AI) and machine learning (ML) as fundamental in various areas of the Organization, enabling the performance of activities with greater precision, speed and efficiency, among other attributes. In addition to the automation of operational tasks, the use of AI tends to spread significantly and quickly to actions, such as fraud detection and

suspicious money laundering transactions, prevention of cyberattacks, compliance, simulations, decision-making support and risk management, among others.

Finally, considering the growing expectations related to ESG, with the acceleration on the establishment of standardized requirements of disclosure enacted by the International Sustainability Standards Board – ISSB, imposed by the regulators (CMN Resolutions No. 4,943, No. 4,944, and No. 4,945, of 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, of 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, the COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will continue to monitor improvements in the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent and Internal Audits.

In this context, will continue to monitor the scenario of Sustainability reports and will assess the implications to the Bradesco Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, July 29, 2025.

AUDIT COMMITTEE

PAULO RICARDO SATYRO BIANCHINI
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

ANTONIO JOSÉ DA BARBARA
(Member)

SAMUEL MONTEIRO DOS SANTOS JUNIOR
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first half of 2025 and, based on: (i) in meetings held with KPMG Auditores Independentes and in its reports; (ii) in meetings held with the Audit Committee and in its reports; and (iii) in the information received in meetings with Bradesco's administrators and area managers, concluded that the cited documents examined adequately reflect Bradesco's equity and financial situation and ratifies KPMG Auditores Independentes and Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses.

Cidade de Deus, Osasco, SP, July 29, 2025

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Ludmila de Melo Souza

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Red Building – 2nd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco